The Student Loan Corporation

2006 Annual Report and Form 10-K



clients, thereby creating a more competitive environment. Integrity and honesty are at the heart of how we compete. We maintain the highest ethical standards in everything that we do.

Adapting to the Changing Legislative and Regulatory Environment

In 2006, legislation reduced lender insurance, eliminated floor income, and removed the single-holder rule for federal consolidation loans. We face additional regulatory challenges in 2007. The 110th Congress has made the cost of higher education one of its priorities and has introduced several bills that would adversely impact FFELP lenders. While we support Congress' objective of making college more affordable, we are concerned that the proposed legislation may result in unintended consequences for borrowers.

While we evaluate these potential changes, we are working on strategies to mitigate their economic impact. Additionally, we have been actively communicating with our school clients and meeting with Members of Congress.

Looking Ahead

SLC remains committed to providing unparalleled solutions that enable students and their families to finance the education of their choice, and thereby realize their educational and professional aspirations.

2007 is expected to be another formative year for our industry. By maintaining flexibility and making decisions quickly, we manage uncertainty while upholding an unwavering commitment to our clients and shareholders. We respond to marketplace developments and opportunities proactively, decisively and with appropriate investment.

We look forward to the prospects and challenges that lie ahead.

Chairman, Chief Executive Officer
and President

The Student Loan Corporation
750 Washington Boulevard
Stamford, CT 06901



RETURN ON AVERAGE EQUITY
in percent (%)


2006 19.8%
2005 24.8%
2004 27.3%
2003 24.9%
2002 24.7%

enhanced our default management efforts to further prevent delinquency among borrowers entering repayment.

Expanding Our Customer Base

We continue to deliver innovative solutions that differentiate us from our competitors. These innovations, combined with the continued expansion of our distribution channels, have allowed us to reach more customers. Through our School Channel, we have deepened existing and established new relationships with colleges and universities throughout the country. At the same time, we have doubled the size of our field sales support staff to enhance our focus on the Undergraduate, Graduate, MBA, Health and Law student segments as well as the proprietary school market.

In 2006, the Wholesale Channel experienced its most significant growth on record, purchasing $1.8 billion in FFELP loans. Through this channel, we provide our private label partners with industry leading origination, servicing and secondary market capabilities.

Strong direct to consumer distribution is critical for driving both customer acquisition and retention. SLC is paving the way for meaningful growth in our Direct to Consumer Channel through increased investment in marketing, analytics and product development. To illustrate, in response to market demand for refinancing alternatives for private student loans, we developed and introduced a private loan consolidation product.

Developing Our People

Our most important assets are our people and our reputation. If either of these are compromised, they will always be the most difficult to restore. We make a concerted effort to recruit the best person for every job. Without the best people, we cannot lead the market. We offer our people opportunities to move ahead into challenging positions. Advancement is based on merit and performance and not entitlement theory. To ensure continued success, it is incumbent upon us to recruit, retain and motivate people with diverse backgrounds and perspectives. We stress teamwork throughout our business. While individual creativity is always encouraged, we believe that team effort most frequently produces the best results. We have no tolerance for those who put their personal interests ahead of the interest of SLC and its clients. This commitment is a distinguishing factor that drives our competitive advantage.

Staying Ahead of the Markets and Our Competition

Our business is highly competitive. We thrive on challenging our competitors as this ultimately leads to innovation and efficiencies across the industry. Our operational efficiencies, in turn, allow us to be one of the lowest cost producers. We pass on savings that we generate to our

LOAN DISBURSEMENTS*

(Dollars in millions)


2006 5,526
2005 4,853
2004 4,449
2003 3,821
2002 3,148

**includes CitiAssist® Loan commitments*

NET INCOME


2006 287
2005 309
2004 285
2003 212
2002 175

Leading The Industry

Dear Shareholders,

Throughout 2006, The Student Loan Corporation (SLC) responded to the many significant opportunities and challenges that we faced. We continued our commitment to provide industry-leading solutions and service to our clients, making education more affordable for students and their families. These efforts have resonated with our customers. In 2006, we generated record loan originations and advanced into the #2 position for Federal Family Education Loan Program (FFELP) Stafford and PLUS Loan volume as reported by the Department of Education. Our accomplishments are grounded in our client focus and ongoing efforts to identify new opportunities.

SLC's net income was $287 million or 7% lower than 2005 despite a challenging interest rate environment. Record originations drove higher managed assets and higher gains on loan securitizations, which offset net interest margin compression due to higher interest rates. We generated $11 billion in loan originations, which increased our managed loan portfolio by 10% to $33.7 billion. SLC's combined FFELP Stafford and PLUS disbursements and CitiAssist® Loan commitments increased 14% to $5.5 billion.

Our results reflect SLC's position as an industry leader and a trusted advisor. We continue to broaden our distribution channels by strengthening our school relationships, building new partnerships across the student lending industry, and deepening our relationship with each customer.

Putting Our Clients First

Our clients are at the core of our daily activities and are the focus of our strategies. We are responsive to their evolving needs and flexible in adapting to change. We shun complacency and have instilled in our employees an infectious desire to ask "Is there a better way?" Our clients' interests always come first. If we serve our clients well, success follows. These are the traits that define SLC and the value we provide to our clients, which ultimately benefits our shareholders.

Providing Excellent Customer Service

SLC's scale and efficiencies, coupled with our focus on customer satisfaction, have allowed us to consistently provide the best service experience in the industry. In 2006, our customer service representatives helped generate over $1 billion of incremental loan balances by working directly with borrowers to meet their education financing needs. We retain our position as a trusted advisor not only by offering best-in-class products and services, but also by providing the sophisticated online tools that borrowers need to manage their debt. Additionally, we

MANAGED LOAN ASSETS

(Dollars in millions)


2006
33,664
2005
30,573
2004
26,723
2003
23,640
2002
20,978

The Student Loan Corporation

2006 Annual Report and Form 10-K



CONTENTS

FINANCIAL HIGHLIGHTS

	YEARS ENDED DECEMBER 31				
	2006	2005	2004	2003	2002
(Dollars in millions, except per share amounts)					
STATEMENT OF INCOME DATA					
Net interest income	**$ 412**	$ 493	$ 561	$ 455	$ 393
Gain on loans sold or securitized	**216**	153	23	-	6
Total operating expenses	**166**	149	132	114	107
Net income	**$ 287**	$ 309	$ 285	$ 212	$ 175
BALANCE SHEET DATA (as of December 31)					
Loans	**$ 21,289**	$ 25,146	$ 24,889	$ 23,225	$ 20,536
Total assets	**22,637**	25,988	25,453	23,704	21,004
Short-term borrowings	**11,137**	10,781	20,986	9,973	15,790
Long-term borrowings	**9,200**	13,200	2,800	12,350	4,000
Total stockholders' equity	**$ 1,553**	$ 1,362	$ 1,147	$ 931	$ 765
EARNINGS DATA					
Cash dividends declared per common share	**$ 4.98**	$ 4.32	$ 3.60	$ 3.08	$ 2.80
Basic and diluted earnings per common share	**$ 14.34**	$ 15.45	$ 14.25	$ 10.61	$ 8.77
Net interest margin (1)	**1.61%**	1.87%	2.28%	2.04%	2.02%
Total operating expenses as a percentage of average managed loans	**0.51%**	0.51%	0.53%	0.50%	0.55%
Return on average equity	**19.8%**	24.8%	27.3%	24.9%	24.7%
OTHER					
Average interest bearing assets	**$ 25,624**	$ 26,398	$ 24,594	$ 22,288	$ 19,487
Average managed loans	**32,403**	29,237	25,158	22,689	19,690
FFEL Program Stafford and PLUS Loan disbursements	**3,745**	3,225	3,057	2,717	2,274
CitiAssist Loans disbursed under commitments to purchase (2)	**1,781**	1,628	1,392	1,104	874
FFEL Program Consolidation Loans volume and other FFEL Program loan purchases	**5,446**	5,976	3,381	2,970	3,246
Book value per share (as of December 31)	**77.67**	68.09	57.35	46.57	38.25
Common stock price (3)					
High	**241.00**	241.50	186.69	146.00	101.15
Low	**160.65**	162.50	130.31	90.91	74.90
Close	**$ 207.30**	$ 209.23	$ 184.00	$ 146.00	$ 97.80
Total number of employees (as of December 31)	**571**	551	526	466	397

(1) Amount is calculated by dividing annual net interest margin by the average interest bearing assets for the period.
(2) CitiAssist Loans are originated by Citibank and are committed to be purchased by the Company after final disbursement.
(3) Common stock price is based on The New York Stock Exchange composite listing.

MANAGEMENT'S DISCUSSION AND ANALYSIS

GENERAL

The following discussion should be read in conjunction with the Consolidated Financial Statements and accompanying notes.

See **Glossary** starting on page 28 for a description of certain terms used in this Annual Report and Form 10-K.

Certain of the statements in the Management's Discussion and Analysis are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. See **Forward-Looking Statements** on page 27.

Business Overview

The Student Loan Corporation (the Company) is one of the nation's leading originators and holders of student loans offering a full array of student loan products to students and their parents. The majority of the Company's loans are guaranteed under the Federal Family Education Loan (FFEL) Program, authorized by the U.S. Department of Education (the Department) under the Higher Education Act of 1965, as amended (the Higher Education Act). The Company originates, manages and services federally insured student loans through a trust agreement with Citibank, N.A. (CBNA), an indirect wholly owned subsidiary of Citigroup Inc. (Citigroup) and the Company's principal shareholder. The Company also originates through CBNA and holds private education loans that are not insured under the Higher Education Act, primarily CitiAssist Loans. The Company is committed to providing exceptional service to borrowers and schools and offering competitive and innovative products to students and their families. The Company differentiates itself from its competitors by offering life of loan servicing on most loans.

The Company was incorporated in Delaware on November 4, 1992 and commenced operations on December 22, 1992. CBNA owns 80% of the Company's common stock.

The earnings of the Company are primarily generated by the spread between the interest earned on its loan assets (based on the 91-day Treasury Bill rate, the 90-day Commercial Paper rate or the prime rate) and the interest paid on its borrowings (primarily based on LIBOR). The earnings spread between the interest earned and the interest incurred represents net interest income. The Company's earnings are also impacted by portfolio growth and gains on loan securitizations and whole loan sales. Net interest income may be adversely impacted by changes in the current interest rate environment and, especially, by spread changes between the 91-day Treasury Bill rate, the 90-day Commercial Paper rate or the prime rate and LIBOR. The Company regularly monitors interest rates and may enter into interest rate derivative agreements on portions of its portfolio in response to interest rate fluctuations.

Historically, changes in interest rates also resulted in the recognition of floor income. Floor income is generated when the Company's cost of funds declines while borrower and government subsidized interest rates remain fixed at the annual reset rate, yielding net interest income in excess of the minimum expected spread. Floor income has been reduced under certain provisions of the Deficit Reduction Act which became effective April 1, 2006. These provisions require the rebate of almost all floor income to the Department for loans with which the first disbursement made on or after April 1, 2006.

In addition, the Company's earnings are impacted by the number and size of asset sales and securitizations, which can fluctuate from year to year. The Company's earnings are also impacted by valuation changes to its retained interest from securitizations, which fluctuate based on factors such as market rate changes, prepayment speeds, default rates and regulatory changes.

Other factors that may impact earnings are loan servicing revenue and loan servicing costs, changes in applicable laws and regulations, prepayment rates on student loans including those resulting from student loan consolidations, the number of borrowers qualifying for borrower benefits, financing options available to students and their parents, and competition.

For additional information about the Company's business, see pages 18 through 23.

2006 in Summary

Building on its strengths, the Company set a new originations record in 2006 with $11.0 billion in originations across its FFEL Program, CitiAssist, and Consolidation Loan portfolios. This helped to increase the managed loan portfolio by 10% to $33.7 billion.

In addition, the Company completed three securitization transactions totaling $7.7 billion, including its first ever securitization of private education loans. These securitizations generated gains of $189 million. The 2006 securitizations were the primary driver of the year-over-year decrease in student loan balances and reduced borrowings. Securitization gains partially offset decreased net interest income which resulted primarily from the impact that higher market interest rates had on floor income.

In 2006, the Deficit Reduction Act was enacted into law, which contributed to the increase in loan loss reserves for the year.

Critical Accounting Estimates

Certain accounting estimates made by management are considered to be important to the portrayal of the Company's consolidated financial condition. Since management is required to make difficult, complex or subjective judgments and estimates, actual results could differ from those estimates. The most significant of these critical estimates and judgments are those used to account for student loan securitizations and allowance for loan losses. Management has discussed each of these critical accounting estimates with the Company's Audit Committee. See the Notes to the consolidated financial statements for more information on the Company's accounting policies.

Student loan securitizations

The Company securitizes student loan assets as a means to access competitive financing rates in the market and provide an alternative source of funding. Under these securitization programs, loans are sold into a trust and the trust sells securities using the loans as collateral. The cash flows from assets in the trust service the corresponding trust securities. If the structure of the trust meets stringent accounting guidelines, trust assets are treated as sold and removed from the Company's balance sheet. If these guidelines are not met, the assets would continue to be recorded as the Company's assets, with the financing activity recorded as liabilities on the Company's balance sheet. See Note 1 to the consolidated financial statements for further information. The Financial Accounting Standards Board (FASB) is currently working on amendments to the accounting standards governing asset transfers and securitization accounting. Upon completion of these standards, the Company may need to re-evaluate its accounting and disclosures. Due to the FASB's ongoing deliberations, the Company is unable to determine the effect of future amendments at this time.

Gains or losses on securitization depend on the previous carrying amount of the loans involved in the sale, which is allocated between the loans sold and the interests retained based on the relative fair values at the date of sale and the consideration received for such loans. Initial and subsequent measurements of the fair value of the retained interests are performed using a discounted cash flow model. The discount rate, basis spreads, anticipated net credit loss rate, average loan life, anticipated prepayment rates and borrower benefits are the key assumptions utilized to measure the fair value of the retained interests. The Company estimates the market discount rate based on financial instruments that would carry a similar risk profile. The Company bases its assumptions on historical experience and, as available, observable market data. Such assumptions could be materially impacted by future changes in the regulatory environment, see **Regulatory Impacts** on page 11. For further information on the impact of the Company's assumptions and estimates related to student loan securitizations, see Note 14 to the consolidated financial statements.

Allowance for loan losses

Most of the Company's loans have loss guarantees from the U.S. government or private insurance coverage which reduce the Company's exposure to loan losses. The allowance provides a reserve for estimated losses on the portion of the FFEL Program loan portfolio that is subject to the risk-sharing provisions of the Higher Education Act and the CitiAssist Loan portfolio, after considering the credit risk insurance coverage obtained from third parties and the impact of any risk-sharing agreements with certain schools. For more information on the allowance for loan losses, see Notes 1 and 2 to the consolidated financial statements.

The Company is designated as an Exceptional Performer (EP) by the Department in recognition of its exceptional level of performance in servicing FFEL Program loans. Of the Company's FFEL Program loans, only those that are serviced by the Company or its qualified EP designated third-party servicers are subject to the benefits of the EP designation. Under current Department rules, as long as the Company and its EP designated servicers continue to meet eligibility standards and maintain their EP designation, the Company's FFEL Program portfolios will receive 99% reimbursement on all eligible FFEL Program default claims filed, whereas loans not serviced by EPs are eligible for only 97% reimbursement on default claims. Prior to July 1, 2006 the Company's EP designation allowed it to receive a 100% reimbursement rate on default claims.

In January 2007, the House of Representatives passed H.R. 5, which, among other things, would cut default claim reimbursements by eliminating the Exceptional Performer program. For further information on the impact of the H.R. 5, see **Regulatory Impacts** on page 11.

The size of the allowance is established based on amounts of estimated probable losses inherent in the Company's FFEL Program and CitiAssist Loan portfolios. Losses are estimated from historical delinquency and credit loss experience, which are updated for recent performance and then applied to the current aging of the portfolio. Excluding special circumstances, such as the gain or loss of the EP designation or regulatory changes, the allowance for loan losses typically follows the seasonality of the repayment cycle of the loan portfolio. For example, delinquent loan balances increase as a result of large numbers of graduating students entering repayment in either November or June. Government risk-sharing provisions, changes in the quality of loans moving into repayment and changes in the Company's collections strategies could impact delinquency rates and credit losses. Past experience has indicated that changes in any of these factors could significantly impact the reserve requirements.

An analysis of the allowance for loan losses and its components is presented in the table below:

(Dollars in thousands)	2006	2005	2004
Balance at beginning of period			
FFEL Program	**$ 1,993**	$1,753	$3,378
CitiAssist	**2,997**	3,293	1,457
	4,990	5,046	4,835
Provision for loan losses			
FFEL Program	**8,289**	4,110	202
CitiAssist	**17,881**	9,047	7,787
	26,170	13,157	7,989
Charge offs			
FFEL Program	**(3,380)**	(4,024)	(2,301)
CitiAssist	**(16,244)**	(10,800)	(7,534)
	(19,624)	(14,824)	(9,835)
Recoveries			
FFEL Program	**9**	154	474
CitiAssist	**2,652**	1,457	1,583
	2,661	1,611	2,057
Balance at end of period			
FFEL Program	**6,911**	1,993	1,753
CitiAssist	**7,286**	2,997	3,293
	$14,197	$4,990	$5,046

Accounting Changes and Future Application of Accounting Standards

Management has determined that the impact on its financial condition and results of operations from the adoption of new accounting standards during 2006 is not material. The Company is still evaluating the potential impact of future application of new accounting standards in 2007. See Notes 1 and 16 to the consolidated financial statements for further discussion.

CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Financial Condition

Loans

At December 31, 2006, the Company's student loan assets including deferred costs were comprised of FFEL Program loans, CitiAssist Loans and an inventory of loans held for sale including deferred costs. See Note 2 to the consolidated financial statements for a presentation of the loan portfolio by program type. Total loan assets of $21.3 billion decreased $3.9 billion from December 31, 2005 due primarily to loan securitizations. Balances related to the Company's owned and managed loan portfolios are summarized below:

	December 31	
	2006	2005
(Dollars in millions)		
Average owned loans (year to date)	**$25,355**	$26,305
Average managed loans (year to date)	**32,403**	29,237
Managed loans at end of period	**33,664**	30,573

The table below shows the aggregate activity in the Company's loan portfolios during 2006 and 2005.

	2006	2005
(Dollars in millions)		
Balance at beginning of period	**$25,141**	$24,856
FFEL Program Stafford and PLUS Loan disbursements	**3,745**	3,225
Secondary market and other loan procurement activities	**7,174**	7,460
Redemption of the 2002 Trust	**–**	370
Loan reductions[1]	**(6,127)**	(6,019)
Loan securitizations, including deferred costs	**(7,878)**	(4,309)
Loan sales, including deferred costs	**(881)**	(674)
Deferred costs and other adjustments	**100**	232
Balance at end of period	**$21,274**	$25,141

(1) Loan reductions are attributable primarily to borrower principal payments, loan consolidations, claims paid by guarantors and net charge-offs.

Loan Disbursements and Procurement Activity

An analysis of loan disbursements and CitiAssist Loan disbursements by CBNA which the Company is committed to purchase after final disbursement is presented in the table below:

	2006	2005	Difference	% Change
(Dollars in millions)				
FFEL Program Stafford and PLUS Loan disbursements	**$ 3,745**	$ 3,225	$ 520	16%
CitiAssist Loans disbursed under commitments to purchase	**1,781 (1)**	1,628 (1)	153	9%
Total loan disbursements	**$ 5,526**	$ 4,853	$ 673	14%

(1) This amount consists of the CitiAssist Loans that were disbursed by CBNA. These loans have been or will be purchased by the Company after final disbursement. In addition, $514 million and $454 million of CitiAssist Loan commitments were awaiting disbursement by CBNA as of December 31, 2006 and 2005, respectively.

The FFEL Program Stafford and PLUS Loan disbursements and CitiAssist Loans disbursed under commitments to purchase represent the Company's loan activity primarily sourced through school channels (see **Marketing** on page 19 for further information). The $520 million increase in FFEL Program loan disbursements for 2006, compared to 2005, is primarily attributable to ongoing marketing initiatives, which include programs to pay federal loan origination fees on behalf of borrowers, as well as overall growth in the marketplace. For more information regarding FFEL Program originations, please refer to **Origination of FFEL Program Loans** on page 18. The $153 million increase in CitiAssist Loan disbursements resulted from increasing borrower demands for private education financing above the statutory limits provided by the FFEL Program.

In order to comply with certain legal and regulatory requirements, CitiAssist Loans are originated by CBNA through an intercompany agreement. Following full disbursement, the Company purchases all CitiAssist Loans from CBNA. CitiAssist Loans do not carry federal government guarantees, but generally carry other private insurance. At December 31, 2006 and 2005, $797 million and $773 million, respectively, of CitiAssist Loans were owned and still held by CBNA. The Company expects to acquire substantially all of these CBNA-owned CitiAssist Loans during the first half of 2007.

The loan originations reflected in the table above do not include FFEL Program Consolidation Loan volume, which is reflected in the loan purchases table below. If a borrower requests consolidation of loans that are not already held by the Company, they must be purchased from the current loan holder at face value prior to consolidation. The FFEL Program Consolidation Loan volume indicated in the table below also includes consolidations of Stafford, PLUS and other loans already existing in the Company's loan portfolio. The Company's secondary market and other loan procurement activities are presented in the table below:

	2006	2005	Difference	% Change
(Dollars in millions)				
FFEL Program Consolidation Loans volume	**$5,153**	$5,698	$ (545)	(10)%
Purchases of CitiAssist Loans	**1,728**(1)	1,484(1)	244	16 %
Other FFEL Program loan purchases	**293**	278	15	5 %
Total secondary market and other loan procurement activities	**$7,174**(2)	$7,460(3)	$ (286)	(4)%

(1) The Company purchases CitiAssist Loans from CBNA shortly after final disbursement. These loans have also been fully included in the loan disbursements table above in CitiAssist Loans disbursed under commitments to purchase, in this year or in prior years depending on when the loan was disbursed by CBNA.

(2) Amount includes $1,778 million of loans purchased through third-party purchase agreements.

(3) Amount includes $684 million of loans purchased through third-party purchase agreements.

The decrease in FFEL Program Consolidation Loan volume is primarily due to rising interest rates. CitiAssist Loan growth reflected borrowers' increased need to find alternative sources of education funding outside of the FFEL Program.

The recent environment of rising interest rates encouraged borrowers to consolidate their eligible student loans in order to convert them from variable to fixed interest rates. This resulted in higher prepayments of Federal Stafford Loans. These loan consolidations have comprised a sizeable portion of the Company's overall loan volume. When interest rates peak and loan consolidation becomes less attractive, consolidation activity and related prepayment levels are expected to moderate. Of the Consolidation Loan volume for the years ended 2006 and 2005, presented in the table above, $2,692 million and $2,680 million, respectively, were consolidations of federally guaranteed student loans already held in the Company's loan portfolio.

Generally, loans are not specifically purchased or originated for resale, but are initially recorded in the Company's held portfolio. However, as sales opportunities present themselves, certain of these loan purchases or originations may be reclassified to held for sale and eventually sold or securitized.

Borrowings

The Company's short- and long-term borrowings were made under the terms of the Omnibus Credit Agreement with CBNA, which expires December 2009. This agreement contains no material financial covenants or restrictions. The Company used the proceeds generated from securitization activity in 2006 to repay debt. These repayments were partially offset by new originations, resulting in a net decrease in total borrowings of $3.6 billion. At December 31, 2006 and 2005, the outstanding borrowings had contracted weighted average interest rates of 5.3% and 4.0%, respectively, based on LIBOR at the time the borrowings were established or rates reset.

Results of Operations

Net income of $287 million for 2006 was a decrease of $22 million compared to net income of $309 million for 2005. An increase in other income due to higher securitization gains only partially offset reduced net interest income, higher operating expenses and higher loan loss provisions. The increases in operating expenses reflect the incremental costs to service and administer the larger managed loan portfolio. The increase in the loan loss provision is due in part to the Deficit Reduction Act, which imposes a 1% risk-sharing provision on claims filed after June 30, 2006 by servicers with the Exceptional Performer designation, and seasoning of the CitiAssist portfolio.

Factors Affecting Net Interest Income

Net Interest Margin Spread Analysis

A net interest margin spread analysis for the Company's on-balance sheet portfolio is as follows:

	2006	2005
Student loan yield, before floor income	**7.21 %**	5.60 %
Floor income	**0.03 %**	0.23 %
Consolidation loan rebate fees	**(0.42)%**	(0.44)%
Accreted interest on residual interests	**0.10 %**	0.04 %
Amortization of deferred loan origination and purchase costs	**(0.58)%**	(0.50)%
Net yield	**6.34 %**	4.93 %
Cost of funds	**(4.73)%**	(3.06)%
Net interest margin	**1.61 %**	1.87 %

The Company's net interest margin is affected by a variety of factors, including the interest rate environment, regulatory actions and competition. Most FFEL Program loans qualify for the federal government's special allowance payment (SAP). Whenever the stated interest rate on these FFEL Program loans provides less than prescribed rates of return, as defined by the Higher Education Act, the federal government makes a SAP. Historically, the Company has earned a substantial amount of floor income during periods of falling interest rates. Floor income has deteriorated in recent years as interest rates have risen. In addition, floor income has been further reduced under certain provisions of the Deficit Reduction Act which became effective April 1, 2006. These provisions require the rebate of almost all floor income to the Department from loans for which the first disbursement is made on or after April 1, 2006. The Higher Education Act also imposes a 0.5% origination fee on FFEL Program student loan disbursements and an annual fee of 1.05% on the portfolio balance of FFEL Program Consolidation Loans. In January 2007, the U.S. House of Representatives approved the College Student Relief Act, which, if enacted, will further compress margins. For information on this legislation, see **Regulatory Impacts** on page 11.

Average Balance Sheet

	Average Balance			Interest Revenue/(Expense)			% Average Rate		
	2006	2005	2004	**2006**	2005	2004	**2006**	2005	2004
(Dollars in millions)									
Assets									
Average interest bearing assets	**$25,624**	$26,398	$24,594	**$ 1,625**	$1,301	$ 939	**6.34%**	4.93%	3.82%
Average non-interest earning assets	**749**	546	431						
Total average assets	**$26,373**	$26,944	$25,025	**$ 1,625**	$1,301	$ 939	**6.16%**	4.83%	3.75%
Liabilities									
Average interest bearing liabilities	**$24,218**	$25,121	$23,568	**$ (1,213)**	$(808)	$(378)	**4.73%***	3.06%*	1.54%*
Average non-interest bearing liabilities	**690**	569	405						
Average equity	**1,465**	1,254	1,052						
Total average liabilities and equity	**$26,373**	$26,944	$25,025	**$ (1,213)**	$(808)	$(378)	**4.60%**	3.00%	1.51%
Net interest margin	**$25,624**	$26,398	$24,594	**$ 412**	$ 493	$ 561	**1.61%**	1.87%	2.28%

*Interest rate was calculated by dividing interest expense by average interest bearing assets.

Rate/Volume Analysis

The following table shows the contribution to changes year-over-year in net interest income (interest income less interest expense) due to changes in both the weighted average balances and interest rates of loan assets and funding liabilities.

	2006 Compared to 2005			2005 Compared to 2004		
(Dollars in millions)	**Increase (decrease) due to change in: Volume**	**Rate**	**Net**	Increase (decrease) due to change in: Volume	Rate	Net
Interest earning assets	**$(38)**	**$ 362**	**$324**	$ 67	$ 295	$ 362
Interest bearing liabilities	**(29)**	**434**	**405**	25	405	430
Net interest income	**$ (9)**	**$ (72)**	**$ (81)**	$ 42	$ (110)	$ (68)

The decrease in net interest income for 2006 from rate changes was primarily due to lower floor income of $52 million, which resulted from rising short-term interest rates, increased competition and the impact of the Deficit Reduction Act. Floor income is described more fully below.

Reconciliation of Floor Income to Net Interest Income

For purposes of evaluating the Company's financial results, management determines floor income to be the amount of additional interest income generated when net interest margin exceeds the minimum expected spreads. Generally, floor income is earned in declining short-term interest rate environments when the Company's cost of funds declines while borrower and government subsidized interest rates remain fixed. See ***Net Interest Margin Spread Analysis*** on page 7 to see the floor income component of net interest margin.

Floor income, as determined by the Company, is a financial measure that is not defined by U.S. generally accepted accounting principles. The following table depicts the relationship of floor income to total net interest income:

	2006	2005
(Dollars in millions)		
Floor income	**$ 8**	$ 60
Other interest income, net	**404**	433
Net interest income	**$ 412**	$ 493

The Company earned $8 million of floor income in 2006, compared to $60 million in 2005. The decrease in 2006 floor income, compared to the prior year, is attributable to rising short-term interest rates in 2006 and to the Deficit Reduction Act, which requires the rebate of almost all floor income from loans with first disbursements made on or after April 1, 2006. Floor income, which is included in interest income, may be further reduced in future quarters. See **Regulatory Impacts** on page 11 for further information.

2006 Compared to 2005

Net interest income

Net interest income has declined in 2006, mainly as a result of rising market interest rates, increased loan origination cost amortization and declining loan portfolio balances. The market interest rate increases resulted in a decline in floor income of $52 million. See ***Factors Affecting Net Interest Income*** on page 7 for further information. The Company's net interest income has also been impacted by uneven shifts between its lending rates (based on the 91-day Treasury Bill rate, the 90-day Commercial Paper rate, or the prime rate) and its borrowing rates (primarily based on LIBOR). The Company has entered into interest rate swap agreements on portions of its portfolio to mitigate these risks. For more information on interest rate swaps and other derivatives, see Note 12 to the consolidated financial statements.

Gain on loans securitized

Gains on loans securitized have increased significantly over the past two years due to an increase in securitization activity. The Company securitized $7.7 billion and $4.2 billion of student loans in 2006 and 2005, respectively.

Gains on loans sold

Gains on loans sold have increased due to an increase in the volume of loan sales. $865 million and $666 million in loan assets were sold during 2006 and 2005, respectively.

Fee and other income

The increase in fee and other income was primarily due to a $24 million increase related to servicing revenue and gains/(losses) on servicing assets, reflecting the larger managed loan portfolio. Due to the increase in securitization activity over the last two years, the fair value of the Company's retained interests in securitized assets has increased, making the Company more susceptible to volatility from changes in the value of these retained interests. To manage this risk, the Company has entered into several derivative agreements designed as economic hedges of the residual interests in the securitized assets. For more information on the Company's derivative agreements, see note 12 to the consolidated financial statements. See also ***Critical Accounting Estimates*** on page 2 and Note 14 to the consolidated financial statements for further information regarding the retained interests in securitized assets and the effect of changes in each of the key assumptions used to determine the fair value of the retained interests.

Operating expenses

Total operating expenses increased primarily due to incremental costs to originate, service and administer the larger managed loan portfolio.

Provision for loan losses

The increase in the provision for loan losses is due in part to enactment of the Deficit Reduction Act, which imposes a 1% risk-sharing provision on FFEL Program loan claims filed after June 30, 2006 by servicers with the Exceptional Performer designation, as well as to seasoning of the CitiAssist portfolio.

Income taxes

The Company is included in the consolidated federal income tax return of Citigroup, and is also included in certain combined or unitary state/local income or franchise tax returns of Citigroup or its subsidiaries. The increase in the Company's effective tax rate from 2005 to 2006 reflects certain deferred tax adjustments which occurred in 2005.

2005 Compared to 2004

Net interest income

Net interest income decreased mainly due to rising market interest rates, which resulted in a decline in floor income for 2005 compared to 2004. In addition, changes in prospective borrower prepayment rates caused an increase to deferred cost amortization.

Gain on loans securitized

Gains on loans securitized increased due to an increase in securitization activity. The Company securitized $4.2 billion and $1.5 billion of student loans in 2005 and 2004, respectively. In addition, the loans securitized in 2004 had a higher cost basis than those securitized in 2005, resulting in a greater gain on sale in 2005.

Gains on loans sold

Gains on loans sold have increased due to an increase in the volume of loan sales. $666 million and $625 million in loan assets were sold during 2005 and 2004, respectively.

Fee and other income

The decrease in fee and other income from 2004 to 2005 is primarily attributable to $26 million of impairments on the Company's retained interests from the 2004 securitization.

Operating expenses

Total operating expenses increased primarily due to incremental costs to originate, service and administer the larger managed loan portfolio.

Income taxes

The decrease in the effective tax rate reflects a decline in the Company's state income tax expense as well certain deferred tax adjustments that occurred in 2005.

Securitization Activity and Off-Balance Sheet Transactions

The Company securitizes student loans through trusts, which are established to purchase the loans sold. The Company relies on securitizations to fund a portion of its new loan procurement activity. The Company generally retains a residual interest as well as the servicing rights in the loans securitized.

The following table reflects amounts and activities related to the Company's securitizations at December 31 or for the years then ended:

	2006	2005
Number of securitization transactions	**3**	3
(Dollars in millions)		
Student loans securitized	**$ 7,660**	$ 4,246
Gains on student loans securitized	**189**	130
Total student loan assets in trusts	**12,375**	5,428
Residual interests	**546**	189
Servicing assets	**169**	77
Amounts receivable from trusts for servicing	**4**	2
Amounts payable to trusts for student loan payments	**12**	3

For further information on the Company's student loan securitizations, see Note 14 to the consolidated financial statements.

The Company also has credit commitments with schools and institutions which are detailed in **Sources and Uses of Cash** on page 15, as well as derivative agreements which are described in Note 12 to the consolidated financial statements.

Related Party Transactions

A number of significant transactions are carried out between the Company and Citigroup and/or CBNA and its affiliates. CBNA is a party to certain intercompany agreements entered into by the Company, including the Omnibus Credit Agreement, a tax-sharing agreement and student loan originations and servicing agreements. In addition, the Company maintains a trust agreement with CBNA through which it originates FFEL Program loans. Management believes that the terms under which these transactions and services are provided are, in the aggregate, no less favorable to the Company than those that could be obtained from third parties.

The Company's borrowings were made under the terms of the Omnibus Credit Agreement with CBNA, which provided for $30 billion in total credit at December 31, 2006. In addition, the Company is a party to several interest rate swap and option agreements with CBNA. For further information about the Company's borrowings and interest rate derivative agreements, see Notes 4, 5 and 12 to the consolidated financial statements.

The Company participates in certain of Citigroup's deferred stock-based compensation plans under which Citigroup stock or stock options are granted to certain of the Company's employees. In addition, Citigroup and its subsidiaries engage in other transactions and servicing activities with the Company, including facilities procurement, employee benefits, data processing, telecommunications, payroll processing and administration, income tax payments, and others. These fees are based on assessments of actual usage or using other allocation methods, which, in the opinion of management, approximate actual usage. For an analysis of intercompany expenses, see Note 9 to the consolidated financial statements.

Regulatory Impacts

Over the past decade, certain amendments to the Higher Education Act of 1965, which governs the FFEL Program, have reduced the interest spread earned by holders of FFEL Program loans as new loans with lower yields were added to the portfolio and older, more profitable loans were repaid. In addition, amendments to the Higher Education Act authorized the Federal Direct Student Loan Program (Direct Lending). Private lenders, such as the Company, are not eligible to participate in this loan program, which directly competes with the FFEL Program in originating student loans.

In February 2006, the Deficit Reduction Act, P.L. 109-171, was signed into law. Title VIII-A of the Deficit Reduction Act addresses a number of budget-related higher education issues that modify provisions of the Higher Education Act. Among the provisions of Title VIII-A is one that imposes a 1% risk-sharing provision on default claims submitted for reimbursement on or after July 1, 2006 for FFEL Program loans that are serviced by Exceptional Performers, such as the Company. The Exceptional Performer designation is granted by the Department of Education in recognition of an exceptional level of performance in servicing federally guaranteed student loans. Prior to July 1, 2006, Exceptional Performers received 100% reimbursement on eligible FFEL Program claims submitted as long as they continued to meet eligibility standards. As a result, in 2006 the Company's provision for loan losses increased primarily to provide a loan loss reserve for the estimated impact of the risk-sharing provision. In addition, the Company recorded an unrealized loss on its residual interests in its securitized portfolios related to these risk-sharing provisions. Non-Exceptional Performers are subject to a 3% risk-sharing provision on loans made on or after July 1, 2006 and a 2% risk-sharing provision on loans made prior to July 1, 2006. In addition to the impact of the Deficit Reduction Act recognized this year, since the loans that are serviced by Exceptional Performers are subject to a 1% risk-sharing provision on default claims submitted for reimbursement on or after July 1, 2006, future provisions for loan losses will be higher than past periods when Exceptional Performer serviced loans were not subject to any risk-sharing provisions. Key student loan provisions of the Deficit Reduction Act are as follows:

- Stafford Loans with a first disbursement made on or after July 1, 2006 have a fixed interest rate of 6.80% in contrast to loans disbursed prior to July 1, 2006 which have a variable rate.
- Stafford Loan limits, which previously were $2,625 for freshman and $3,500 for sophomores, will increase to $3,500 for freshmen and $4,500 for sophomores, effective July 1, 2007, with aggregate

Stafford Loan limits remaining unchanged. Stafford Loan limits for third and fourth year undergraduate students will remain at $5,500. Effective July 1, 2007, unsubsidized Stafford Loan limits which previously were $10,000 for graduate and professional students will increase to $12,000 per year, with aggregate limits remaining unchanged.

- PLUS Loans with a first disbursement date on or after July 1, 2006 have a fixed interest rate of 8.50%, while loans disbursed prior to July 1, 2006 had an annual variable rate.
- On July 1, 2006, the PLUS Loan program was opened to qualified graduate and professional students.
- The 3% borrower origination fee required to be paid on Stafford Loans will be phased out over a five-year period starting July 1, 2006, but a 1% mandatory federal default fee, which replaced the guaranty fee, was imposed on Stafford and PLUS Loans guaranteed on or after that date.
- Rebate to the Department of almost all floor income by FFEL Program lenders is required, effective April 1, 2006, for loans for which the first disbursement of principal is made on or after April 1, 2006.
- FFEL Program lender insurance is reduced from 98% to 97% for default claims on loans that do not fall into the Exceptional Performer category and for which the first disbursement of principal was made on or after July 1, 2006.
- Exceptional Performer designation rules are retained, with a 1% reduction in amounts reimbursed on Exceptional Performer default claims submitted on or after July 1, 2006, resulting in reimbursement of 99% of the claimed amount.
- A new moratorium has been created for the school-as-lender program as of April 1, 2006, with the addition of new requirements for schools participating in the school-as-lender program prior to April 1, 2006.
- In-school loan consolidation and spousal loan consolidation were repealed for those loan applications submitted on or after July 1, 2006.

On June 15, 2006, the Emergency Supplemental Appropriations Act of 2006 (ESAA) was signed into law. Included in the ESAA was a provision that eliminated the 'single holder rule' for Consolidation Loans. The law became effective as of the enactment date. Under the new provisions, a borrower can consolidate his or her loans with any lender even if that borrower did not obtain any of the underlying loans from that lender. Additional legislation may be enacted in the future that can further impact student loan lending.

On January 17, 2007 the House of Representatives approved the College Student Aid Relief Act of 2007 (H.R. 5). The bill contains the following provisions which will impact FFELP lenders:

- The subsidized Stafford Loan interest rate will be reduced from 6.80% to 3.40% by phasing in the reduction between July 1, 2007 and July 1, 2011.
- Eliminates the Exceptional Performer status for lenders effective July 1, 2007.
- Reduces lender insurance from 97% to 95% for loans disbursed on or after July 1, 2007.
- Increases lender fees for loans first disbursed on or after July 1, 2007, from 0.50% to 1.00%.
- Increases the annual interest payment rebate fee on Consolidation Loans for applications received on or after July 1, 2007, from 1.05% to 1.30%. This reduction applies only if 90% or more of the lender's holdings are in Consolidation Loans.
- Reduces SAP by 0.10% for loans first disbursed on or after July 1, 2007, for lenders that, as a group, hold 90% of the total principal amount of all FFELP loan volume. Other lenders, designated by the Department as small lenders, would be exempt from this reduction.

This bill has not yet been signed into law, and differs in many respects from the proposed changes included in the President's proposed 2008 budget. The administration's published draft budget, which includes many aspects of H.R. 5, goes further in its reduction of SAP from 10 basis points, as proposed in the House bill, to 50 basis points for first disbursements made on or after July 1, 2007. Significant changes may be made to the provisions outlined above before the bill is signed into law. If these bills are signed into law substantially as proposed, they could have a material adverse impact on the Company's results of operations.

Management is reviewing the provisions of the John Warner National Defense Authorization Act enacted in October 2006 which imposes various limitations on consumer loans to servicemembers and their dependents (the section referred to as "Pay Day Lending"). This law is effective October 2007. The Secretary of the Department of Defense is authorized and expected to issue implementing regulations which, as of February 2007, have not been issued. Management is evaluating the impact of this law.

The Company continues to search for ways to diversify its revenue sources. It is pursuing both new and existing marketing programs, including electronic commerce, and continues to expand its guarantor relationships and grow its private education loan portfolio which is not dependent on federal funding and program authorization.

Risk Management

Risk management is an important component of meeting the business objectives of the Company. The Company actively manages credit, operating and market risks. These and other risks are detailed in **Risk Factors** on page 24. This section describes the activities undertaken by the Company to manage these risks.

Credit Risk

Credit risk is mitigated by federal guarantees maintained on the Company's FFEL Program student loan portfolio and by its credit loss insurance carried on the majority of its alternative loan portfolio. The Company and several of its third-party servicers are designated as Exceptional Performers by the Department in recognition of their exceptional level of performance in servicing FFEL Program loans. As a result of this designation, the Company received a higher level of reimbursement on all eligible FFEL Program default claims submitted for reimbursement before July 1, 2006 for loans serviced by the Company and these third-party Exceptional Performer servicers. As a result of the Deficit Reduction Act, all claims submitted by Exceptional Performers on or after July 1, 2006 receive 99% reimbursement. Under the current legislation, Servicers who are not designated as Exceptional Performers are only eligible for reimbursement at a 97% rate. Prior to the Deficit Reduction Act, Exceptional Performers received a 100% reimbursement rate. Under current Department rules, Exceptional Performer benefits are available as long as the Company and these servicers continue to meet eligibility standards. Changes to the current Department rules have been proposed by the U.S. House of Representatives and by the President which would reduce default claim reimbursement to as low as 95%.

Although CitiAssist Loans do not carry a federal government guarantee, most of these loans are insured by Royal Indemnity (RI), or United Guaranty (UG)/New Hampshire Insurance Company (NHIC). UG and NHIC are subsidiaries of American International Group (AIG). RI is part of Royal & SunAlliance Insurance Group PLC's U.S. insurance operations (RSA USA). The RI-insured CitiAssist Loans that are submitted for default claim are paid the claim amount less a risk-sharing deductible of 5% of the sum of the outstanding principal and accrued interest balances. Under the UG/NHIC program, which insures most new CitiAssist Loan originations, defaults generally subject the Company to risk-sharing deductibles of between 10% and 20% of the claim amount. During the first quarter of 2006, the Standard & Poor's credit rating for RSA USA was withdrawn. In September 2006, Royal & Sun Alliance Insurance Group PLC announced the intent to sell RSA USA to Arrowpoint Capital, a vehicle established by RSA USA's management team. The sale is subject to regulatory approvals. The hearing officer appointed by the Delaware Insurance Commissioner has recommended approval of such sale. The decision of the Delaware Insurance Commissioner is pending. AIG is rated AA by Standard & Poor's as of December 31, 2006. These third-party entities insure the Company against loss in cases of borrower loan default, bankruptcy or death. CitiAssist loans not covered under one of the aforementioned insurance programs are uninsured. The Company is exposed to losses of up to 100% on loans that do not carry insurance.

Operating Risk

The majority of the Company's operating risks relate to servicing defects in the Company's FFEL Program loan portfolio that could potentially result in losses. FFEL Program loans that are not originated or serviced in accordance with Department regulations risk loss of guarantee or interest penalties. The Company manages operating and credit risks by conducting compliance and process reviews of both the Company's internal operations and external loan servicers and through contractual remedies for losses incurred due to servicing errors.

In addition, the Company is subject to operating risk resulting from the servicing of a substantial portion of its loan portfolio by a single servicer, which is an affiliate. The Company believes that its policies, procedures, servicer reviews and contractual remedies partially mitigate this risk. In the event of default by this servicer, other third-party servicers could assume the servicing functions for these loans.

The Company's guaranteed FFEL Program loan portfolio is subject to regulatory risk. Under the Higher Education Act, the FFEL Program is subject to periodic amendments and reauthorization. As a result, the interest subsidies, origination costs, and the existence of the program itself are subject to change. For example, the Deficit Reduction Act enacted in 2006 made several changes to the Higher Education Act, which are discussed in more detail in the **Regulatory Impacts** section on page 11.

Market Risk

Market risk encompasses both liquidity risk and interest rate risk. Liquidity risk is the risk that an entity may be unable to meet a financial commitment to a customer, creditor or investor when due. Interest rate risk is the risk to earnings that arises from changes in interest rates. Market risk is managed through the Company's Asset/ Liability Management Committee (ALCO). ALCO reviews the current and prospective funding requirements and makes recommendations to management. Also, the Company periodically reviews expectations for the market and sets limits as to interest rate and liquidity risk exposure.

The Company's primary market risk exposure results from fluctuations in the spreads between the Company's borrowing and lending rates, which may be impacted by shifts in market interest rates. The Company's retained interests positions are also exposed to market risk from fluctuations in market interest rates. The Company's overall risk management strategy includes utilizing interest rate derivative agreements to manage its exposure to interest rate variability.

The Company is a party to interest rate swaps with CBNA, an investment-grade counterparty, to manage its interest rate risk exposure resulting from variability between the rates paid on its borrowings (based on LIBOR) and the rates received on its CitiAssist Loan assets (based on the prime rate). These swaps were not designated as hedges and do not qualify for hedge accounting treatment under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended (SFAS 133). These swap agreements had a notional amount of $4.0 billion on December 31, 2006 and matured in January 2007. In addition, the Company has other LIBOR based swaps with a notional amount of $8.0 billion at December 31, 2006, which are used to manage the interest rate risk inherent in the retained interests relating to the Company's securitizations. Portions of the swaps mature in 2011, 2014 and the remainder mature in 2017.

The Company is a party to several interest rate option agreements with CBNA. These interest rate option agreements were not designated as hedges and do not qualify for hedge accounting treatment under SFAS 133. The Company entered into these option agreements as economic hedges to the floor income component of the residual interests in the securitized assets. A portion of the options mature in 2016, and the remainder mature in 2021. These options had a notional amount of $6.2 billion and $2.0 billion at December 31, 2006 and 2005, respectively. For more information on the Company's interest rate swaps and interest rate options, see note 12 to the consolidated financial statements.

Approximately $5.0 billion of the Company's outstanding short- and long-term debt include various interest rate options embedded in the respective debt instruments. These embedded options have been determined to be clearly and closely related to the debt instruments as these terms are defined in SFAS 133 and, therefore, do not require bifurcation.

The Company's principal measure of market risk due to interest rate changes is Interest Rate Exposure (IRE). IRE measures the change in expected net interest margin that results solely from unanticipated, instantaneous changes in market rates of interest. Other factors such as changes in volumes, spreads, margins and the impact of prior period pricing decisions can also change current period interest income, but are not captured by IRE. While IRE assumes that the Company makes no additional changes in pricing or balances in response to the unanticipated rate changes, in practice, the Company may alter its portfolio mix, customer pricing or hedge positions, which could significantly impact reported net interest margin. IRE does not measure the impact that market rate changes would have on the Company's earnings related to instruments classified as trading.

IRE is calculated by multiplying the gap between interest sensitive items, including loan assets, borrowings and certain derivative instruments, by 35 and 100 basis point instantaneous changes in the yield curve. The exposures in the table below represent the approximate change in net interest margin for the next 12 months based on current balances and pricing that would result from specific unanticipated changes in interest rates:

	December 31			
	2006		2005	
(Dollars in millions)	**Increase**	**Decrease**	Increase	Decrease
35 basis points	**$2.6**	**$ 7.3**	$1.4	$14.5
100 basis points	**7.5**	**36.9**	6.1	53.0

In addition, the Company has exposure to uneven shifts in interest rate curves (i.e., the Treasury Bill to LIBOR spreads). The Company, through ALCO, actively manages these risks by setting IRE limits and takes action in response to interest rate movements against the existing structure.

Liquidity and Capital Resources

Sources and Uses of Cash

Cash received from borrower repayments, claim payments, subsidized interest, SAP from the federal government and securitizations are the Company's primary sources of cash. The Company's primary uses of cash are for new loan originations and purchases and funding operating expenses. The Company's current funding sources are sufficient to meet the Company's cash needs for operational activities, including debt service.

The Company's primary funding source is the Omnibus Credit Agreement with CBNA. The agreement, which expires December 2009, has a maximum aggregate credit limit available for combined short- and long-term borrowings of $30 billion at December 31, 2006. The agreement contains no material financial covenants or restrictions. This agreement does not restrict the Company's right to make additional borrowings from other sources. At December 31, 2006, the amount of credit available for additional short- and long-term borrowings was $9.7 billion.

The Company carefully weighs interest rate risk in choosing between funding alternatives. The Company's daily funding requirements are generally managed with the credit facility provided by CBNA. In addition, the Company is successfully using alternative sources of financing, such as securitization.

In 2006, the Company securitized approximately $4.7 billion of FFEL Program Consolidation Loans and $3.0 billion of private education loans. The Company used the securitization proceeds to reduce its outstanding borrowings. The Company plans to enter into new securitization transactions in 2007 and, if completed, will use the proceeds to reduce debt and to fund a portion of its procurement activity. See Note 14 to the consolidated financial statements for additional information about the Company's securitization activities.

The Company's cash expenditures for equipment and computer software are primarily comprised of software developed for internal use, which provides functionality enhancements to its integrated loan management systems. Cash expenditures for equipment and computer software amounted to $9 million, $12 million and $24 million in 2006, 2005 and 2004, respectively.

The Company's future cash needs will depend primarily on the volume of new loan disbursements and purchases as well as the cash provided (or used) by operating activities. The Company expects new loan disbursements and purchases volumes to continue to be funded primarily through a combination of borrowings under the Omnibus Credit Agreement with CBNA and loan securitizations. Management currently considers liquidity and capital to be sufficient to meet the Company's anticipated requirements for the next twelve months.

Contractual Obligations

The following table includes aggregated information about the Company's contractual obligations. These contractual obligations impact the Company's short- and long-term liquidity and capital resource needs. The table includes information about payments due under specified contractual obligations as of December 31, 2006. Many of the purchase agreements for goods or services include clauses that would allow the Company to cancel the agreement prior to the expiration of the contract within a specified notice period; however, the table includes the Company's obligations without regard to such termination clauses (unless actual notice of the Company's intention to terminate the agreement has been communicated to the counterparty).

The Company's primary contractual cash obligations are indicated in the chart below:

	Total	2007	2008	2009	2010	2011	Thereafter
(Dollars in millions)							
Contractual long-term borrowings (1)	$ 13,200	$ 4,000	$ 6,200	$ —	$ 2,000	$ —	$ 1,000
Operating lease commitments (2)	21	2	3	3	3	3	7
Loan purchase commitments (2)	1,428	1,428	—	2	—	—	—
Loan disbursement commitments (2)	1,320	1,320	—	—	—	—	—

(1) Amounts include the $4.0 billion short-term portion of long-term borrowings. For additional information about long-term debt, see Note 5 to the consolidated financial statements.

(2) For additional information, see Note 15 to the consolidated financial statements.

Generally, the Company purchases loans under commitment obligations within one year of first disbursement or in accordance with contractual terms. These contractual terms may stipulate that the loans are not to be purchased by the Company until after the borrowers' graduation dates. The Company also provides lines of credit to certain institutions. Such lines are used by these organizations exclusively to disburse FFEL Program loans which the Company will subsequently purchase. At December 31, 2006, these organizations have unused lines of credit of $414 million available to them. In addition, the Company had loan sales commitments of $316 million at December 31, 2006.

Student Loans

The Company's student loan portfolio is composed of both FFEL Program loans and loans originated through the CitiAssist Loan program. The Company is currently eligible to make the following types of FFEL Program loans: subsidized Federal Stafford, unsubsidized Federal Stafford, Federal PLUS and Federal Consolidation Loans. Subsidized Federal Stafford Loans are generally made to students who pass certain need criteria. Unsubsidized Federal Stafford Loans are designed for students who do not qualify for subsidized Federal Stafford Loans due to parental and/or student income and assets in excess of permitted amounts. Federal PLUS Loans are made to parents of students who are dependents. The Federal Consolidation Loan Program allows multiple federal loans, including those of both the FFEL and the Federal Direct Student Loan Programs, to be combined into one single guaranteed loan. A borrower may request the Company to consolidate government-guaranteed loans held by other student loan originators and holders. Under such circumstances, those student loans not already in the Company's portfolio are purchased at face value from the other lenders prior to consolidation. The repayment periods on Federal Consolidation Loans are extended to periods of up to 30 years, depending on the loan balance. The Company's portfolio also includes loans made under the Federal Supplemental Loans for Students (SLS Loans) and Health Education Assistance Loans (HEAL Loans) programs, although no new loans are being originated under these programs. See Note 2 to the consolidated financial statements for a presentation of the loan portfolio by product type.

The Department administers the FFEL Program under Title IV of the Higher Education Act. An institution, such as the Company, that does not fall within the Higher Education Act's definition of "eligible lender" may hold and originate FFEL Program loans only through a trust or similar arrangement with an eligible lender. In order to comply with the Higher Education Act, all of the Company's FFEL Program loans are held, and all new FFEL Program loans are originated by the Company, through a trust established solely for the benefit of the Company with CBNA, a national banking association and an eligible lender under the provisions of the Higher Education Act.

The Company's CitiAssist Loan program is available to students who either do not qualify for government student loan programs or seek additional educational financing beyond that available through government programs and other sources. Alternative loans are offered based on the borrower's or co-signer's creditworthiness in addition to financial need as certified by the educational institution. Most of these loans are insured by private insurers at origination.

The Company also participates in the secondary student loan market through purchases of loans that consist of subsidized Federal Stafford Loans, unsubsidized Federal Stafford Loans, PLUS Loans, Federal Consolidation Loans and HEAL Loans. A portion of the Company's Federal Consolidation Loans are generated through third-party marketing channels. Loans acquired through these channels generally have lower yields than student loans sourced through other primary channels.

Origination of FFEL Program Loans

The Company is one of the nation's largest originators and holders of student loans guaranteed under the FFEL Program. The Company's student loan volume primarily results from the Company's marketing efforts (see **Marketing** on page 19) and repeat borrowers.

A student must attend an eligible educational institution, as determined by the Department, in order to participate in the FFEL Program. Eligible institutions can be divided into three categories: four-year colleges and universities, two-year institutions and proprietary schools. In addition to other criteria, the Department determines school eligibility, in part, based on the default rate on guaranteed loans to its students. Under the Higher Education Act, eligible lenders, subject to certain restrictions, may choose not to make loans to students attending certain schools, defined by school type, geographic location or default experience.

For FFEL Program Loans originated by the Company, the borrower and school complete a Master Promissory Note and send it either to the Company or directly to the guarantor. In addition to the paper application process, loan applications can be either completed online at *www.studentloan.com* or through the guarantor's website. Both the guarantor and the Company must approve the loan request. Upon guarantor approval, the guarantor sends a notice of guarantee to the Company. After receiving the notice of guarantee, the Company makes the loan disbursement directly to the school as directed by the school and sends a disclosure statement to the borrower confirming the terms of the loan.

Stafford and PLUS loan guarantors may collect from the borrower a one-time federal default fee that is 1% of amounts disbursed. In addition, the Higher Education Act requires that federal loan origination fees be paid by the borrower or lender on Stafford and PLUS Loan originations. The lender, which may deduct the fees from the loan proceeds before the disbursement is sent to the school, is responsible for forwarding the fees to the federal government. During 2005, the Company initiated a program to pay the fee on new loan originations on behalf of the borrowers. The origination fee will be phased out between July 1, 2006 and July 1, 2010 under new Deficit Reduction Act legislation.

The Company also originates loans through certain guarantors under "blanket guarantee" agreements, which authorize the Company to disburse funds without having to obtain the guarantor's approval on each individual loan application prior to disbursing the funds.

Origination of CitiAssist Loans

The CitiAssist Loan program is designed to assist undergraduate, graduate, health professions, and other students, by providing education financing that is intended to supplement any financial aid that may be available under the FFEL Program. In order to comply with certain legal and regulatory requirements, CitiAssist Loans are originated by CBNA, the Company's principal shareholder, and are serviced by the Company. In accordance with the provisions of an intercompany agreement, originations and servicing fees are charged to CBNA for underwriting, disbursing and servicing CitiAssist Loans for CBNA. Shortly following full disbursement, the Company purchases CitiAssist Loans from CBNA.

CitiAssist Loans are credit based installment loans and subject to state laws and federal consumer banking regulations. CitiAssist Loans are not insured by the federal government, however, most loans are insured by private insurers.

Students, and co-signers, if applicable, complete and submit CitiAssist Loan applications either online at *www.studentloan.com* or by mail. In addition to general eligibility criteria, a certification of enrollment from the school is required and a co-signer may also be necessary. The majority of the loan disbursements are made directly to the school and a disclosure statement is sent to the borrower and co-signer confirming the terms of the loan.

Seasonality

Origination of student loans generally follows seasonal trends, which correspond to the beginning of the school year. Student loans are disbursed as directed by the school and are usually divided into two or three equal disbursements released at specified times during the school year. The two disbursement periods of August through October and December through February account for approximately two-thirds of the Company's total annual disbursements. While applications and disbursements are seasonal, the Company's earnings are generally not tied to this cycle.

Marketing

The Company is committed to the following marketing strategies: providing exceptional service to borrowers and schools, offering competitive and innovate products to students and their families, continuing targeted Direct to Consumer marketing initiatives, maximizing e-business opportunities, and recruiting and retaining a superior team of sales and marketing professionals.

The schools play an integral role in the student's selection of a lender. Through the Company's proprietary website *FAAOnline.com*, schools are able to electronically process and track their students' loan applications, certify loans, and monitor approvals and disbursements. Dedicated Account Managers and a Priority Services telephone team support the schools by assisting with loan processing and issue resolution.

The Company continues to enhance the customer experience on *studentloan.com*. Content and diagnostic calculators were also enhanced. New content offerings were developed dedicated to the Health and Law segments, which have been well received by colleges and students. Additional Spanish language content for the *prestamosestudiantiles.com* site was added in 2006. When borrowers enter the Manage Your Account feature of *studentloan.com*, they are provided with the ability to check balances, make payments and view statements. Customer feedback and usability studies will continue to drive website enhancements.

The Company will continue to expand its eMarketing activity through the use of e-mail communications, banner advertising and search optimization. Through *studentloan.com*, borrowers are given the opportunity to apply for Stafford, PLUS, CitiAssist, and Consolidation Loans online. The paperless option offers online signature and improved processing times, while limiting application errors.

The Company's borrowers are students and parents from all 50 states, the District of Columbia and the U.S. territories. In addition, the Company's borrowers also include international students that attend school in the United States. Approximately one-quarter of the Company's loan portfolio is composed of loans made to or on behalf of students who reside in New York and California. The proportion of borrowers who reside in New York and California has decreased in recent years as the geographic dispersion of the Company's borrowers has increased. Certain of the statements above are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. See **Forward-Looking Statements** on page 27.

Competition

The Company competes with thousands of eligible lenders in the student loan industry. With almost 50 years of experience, the Company is one of the nation's largest originators of FFEL Program loans. The Company continues to maintain its Exceptional Performer status for the loans that it services. The Company has been committed to providing lifelong servicing for the loans it directly originates through school channels. This simplifies the repayment process for borrowers and provides the Company with a competitive advantage over other lenders.

Sallie Mae continues to be the largest holder of FFEL Program loans. The Company also competes with Sallie Mae on wholesale loan portfolio purchases. Other key competitors include Chase, Bank of America, Wells Fargo, Wachovia and Nelnet.

The Federal Direct Lending Program, which provides loans directly to students and parents, has reduced the overall volume of loans available for origination through the FFEL Program.

FFEL Program Guarantors and Third-Party Insurers

The Company's FFEL Program loan portfolio is insured as to principal and interest in the case of a borrower's default, death, disability, bankruptcy, closed school, false certification or unpaid school refund. The coverage is provided by certain state or non-profit guarantors, which are reinsured by the federal government. If a guarantor's administrative or financial condition falls below specified levels or the Secretary of Education (the Secretary) determines that the guarantor is in danger of financial collapse, the Secretary is authorized to undertake specified actions to assure the continuance of claim payments, including the transfer of guarantees to another guarantor or the payment of claims directly to lenders. To date, all claims filed by the Company that had been approved for payment by guarantors have been paid.

The Company purchases "life of loan" insurance on the majority of its holdings of private education loans, providing loss protection in the case of borrower default, death or bankruptcy. See ***Credit Risk*** on page 13 for further information on CitiAssist Loan insurance. To date, substantially all eligible alternative loan claims have been paid.

See Note 2 to the consolidated financial statements for further information on FFEL Program guarantors and third-party insurers and the portions of the portfolio insured by each.

FFEL Program Collections and Claims

Certain requirements, as described above, have to be met in order to maintain the government guarantee coverage on FFEL Program loans. These requirements specify school and borrower eligibility criteria and establish servicing requirements and procedural guidelines. The Company's collections department, or that of its servicers, begins contact in the event of payment delinquency shortly after initial delinquency occurs and makes prescribed collection efforts through mailings, telephone contact and skip tracing, as required.

At prescribed times as required by regulation, the Company requests collection assistance from the relevant guarantor before submitting a claim. These requests serve to notify the guarantor of seriously delinquent accounts before a claim is submitted and allow the guarantor an opportunity to make additional attempts to collect on the loan. If a loan is rejected for claim payment by a guarantor due to a violation of FFEL Program due diligence collection requirements, the collections department or servicer resumes working the account for payment and/or institutes a process to reinstate the guarantee.

FFEL Program loans that are 270 days past due are considered to be in default. Claims must be filed with the guarantor no later than the 360th day of delinquency or loss of guarantee could occur.

In addition to due diligence collection violations, a claim may be rejected by a guarantor under certain other circumstances, including, for example, if a claim is not filed in a timely manner, adequate documentation is not maintained or the loan is improperly serviced. Once a loan ceases to be guaranteed, it is ineligible to earn government subsidized interest and special allowance benefits.

Rejected claims may be "cured", involving reinstatement of the guarantee and possible collection of reinstated interest and special allowance benefits, when the lender performs certain collections activities in cases involving timely claim filing violations or obtains a payment or a new signed repayment agreement from the borrower in certain cases involving collection due diligence violations. For rejected claims, the Company allows a full four months for the collections department or servicers to attempt to effect cures before the loans are written off against the allowance for loan losses.

The rate of defaults for FFEL Program student loans, especially among students at proprietary schools, tends to be higher than default rates for other types of loans. In order to maintain eligibility in the FFEL Program, schools must maintain default rates below specified levels, and both guarantors and lenders are required to ensure that loans are made to students attending schools that meet default criteria. Accordingly, the Company has procedures designed to assure that it provides FFEL Program Loans only to students attending institutions that meet the Higher Education Act's default limits.

Quality and Regulatory Reviews

The Company recognizes the importance of maintaining compliance with Department and guarantor regulations and reporting requirements. Accordingly, the Company has implemented policies and procedures to monitor and review ongoing processes that have an impact on, or may jeopardize a loan guarantee or lender eligibility. An affiliate of the Company, Citibank (South Dakota), N.A., services most of the Company's internally serviced student loan portfolio. The remainder of the loan portfolio is serviced by third-party servicers. Citibank (South Dakota), N.A. also conducts regular ongoing compliance reviews at its facility.

The Company has a formal quality assurance program that monitors and measures performance and customer satisfaction levels. Also, the Company's Business Risk and Control staff monitors quality assurance throughout the business. These quality assurance reviews include, but are not limited to, reviews of loan origination, due diligence and disbursement processes, including work performed to ensure adherence to regulatory requirements. Additionally, the Company is periodically reviewed by Citigroup Audit and Risk Review teams, student loan guarantors and third-party loan insurers to monitor portfolio quality and processing compliance. Also, individual departments perform self-reviews on a risk-based frequency. These reviews are done to ensure compliance with the federal, guarantor and corporate policies/procedures, as well as to identify areas needing process or control improvements.

Regulations of the Department authorize it to limit, suspend or terminate lenders from participation in the FFEL Program, as well as impose civil penalties, if lenders violate program regulations. The Department regularly conducts audits of the Company's student loan servicing activities. Guarantors conduct similar audits on a biennial basis. In addition, an independent compliance review of the Company's FFEL Program student loan portfolio, as required by the Department, was conducted. None of the audits conducted during 2006 disclosed any material audit exceptions.

Historically, the student loan industry has been subject to extensive regulatory and reporting requirements, concentrated primarily in the areas of loan servicing and due diligence. Both the Department and the guarantors have established stringent servicing requirements that each eligible lender must meet. In addition, the Department and the guarantors have developed audit criteria that each lender must pass in order to receive guarantee benefits.

Also, as an operating subsidiary of CBNA, the Company is subject, in general, to examination and supervision by the Office of the Comptroller of the Currency. The Company is subject to the Bank Holding Company Act and the National Bank Act, which restrict certain affiliate transactions and limit the permissible investment and business activities in which an operating subsidiary of a bank may engage.

Employees

At December 31, 2006 and 2005, the Company had 571 and 551 employees, respectively, none of whom was covered by a collective bargaining agreement.

Properties

The Company maintains its headquarters in Stamford, Connecticut, in facilities of approximately 13,000 square feet. The Company also occupies a facility located in Pittsford, New York, containing approximately 76,000 square feet. The Pittsford, New York facility is maintained under an agreement with CBNA that expires in May 2014. The Stamford, Connecticut facility is leased on a month-to-month basis. The Company believes that its facilities are generally adequate to meet its ongoing business needs.

Legal Proceedings

In the ordinary course of business, the Company is a defendant, co-defendant or party to various litigation and regulatory matters incidental to and typical of the business in which it is engaged. In the opinion of the Company's management, the ultimate resolution of these matters would not be likely to have a material adverse effect on the results of the Company's operations, financial condition or liquidity. This statement is a forward-looking statement within the meaning of the Private Securities Litigation Reform Act. See **Forward-Looking Statements** on page 27.

Comparison of Cumulative Five-Year Total Return

The following graph compares the Company's cumulative total return for the last five years with the cumulative total return of the S&P 500 index and of SLM Corporation. The graph and table show the value at year-end 2006 of $100 invested at the closing price on December 31, 2001 in the Company's common stock, the S&P 500, and SLM Corporation common stock. The comparisons in this table are not intended to forecast or be indicative of future performance of the common stock.



$400
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The Student Loan Corporation
S&P 500 Index
SLM Corporation

Risk Factors

Certain of the statements below are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. See **Forward-Looking Statements** on page 27.

The following discussion sets forth certain risks that the Company believes could cause its actual future results to differ materially from expected results. However, the discussion below is not exhaustive, and other factors such as natural disasters, acts of terrorism and epidemic could have a material adverse impact on the Company's results.

Economic conditions

The Company's profitability could be affected by general economic conditions as well as regional trends, especially given the Company's historic concentration of student loan originations in New York and California. Factors that could significantly affect the demand for and net margins on student loans, as well as the cost to the Company of funding such loans, include the level and volatility of interest rates and inflation. Rising interest rates could reduce demand for student loans, as some prospective borrowers could defer attendance at certain eligible educational institutions or pursue programs at less costly institutions, and thus borrow less, or otherwise determine that the cost of borrowing for higher education is too great. During periods of economic weakness, particularly in the case of high unemployment or high inflation, the cost of higher education may increase materially. As a result, some prospective borrowers may defer pursuing higher education until economic conditions improve. Also, the ability of some borrowers to repay their loans may deteriorate, resulting in higher delinquencies and losses.

Any of these conditions may be more prevalent in those particular regions of the United States that have been affected by natural disasters or regional economic downturns. If the regions affected were those in which a large segment of the Company's loans had historically been originated or its borrowers reside, a disproportionate reduction in new loan originations could occur, accompanied by higher delinquencies and losses.

Market and credit risk

The Company's revenue is dependent upon the extent to which management can successfully manage market and credit risks.

The Company's credit risk exposure depends on government guarantees, third-party insurers, and certain school risk-sharing agreements. The Company actively monitors the creditworthiness of these parties, but in the event that a guarantor or risk-share school is unable to meet its contractual obligations under such arrangements, the Company's financial condition could be adversely affected. Similarly, the loss of the Exceptional Performer designation by the Company or any of its loan servicers could adversely affect the Company's results. The Company's credit risk exposure is also impacted by the size and performance of the uninsured CitiAssist loan program that is not originated under a risk-sharing relationship and which has grown over recent years.

The Company's successful management of market risk is dependent upon its ability to identify properly and respond promptly to changes in interest rate conditions. The majority of the Company's earnings is generated from the spread between the Company's interest earning assets (based on the 91-day Treasury Bill rate, the 90-day Commercial Paper rate, or the prime rate) and its funding costs (based on LIBOR). Therefore, basis risk could have an effect on the Company's results of operations.

The Company uses derivative agreements to manage interest rate risk. The Company's derivative instruments do not qualify for hedge accounting under SFAS 133, and consequently, the change in fair value of these derivative instruments is included in the Company's earnings. Shifts in the forward yield curve could significantly impact the valuation of the Company's derivative instruments and, accordingly, impact the

Company's financial position and results of operations.

The Company's interest rate risk management activities could expose the Company to losses if interest rates move in a manner materially different than management's expectations. The Company's economic hedging activities may not effectively manage its interest rate sensitivity or have the desired impact on its results of operations or financial condition.

The Company has relied upon asset-backed securitizations as a significant funding source. The net cash flow the Company receives from the securitized student loan assets generally represents the excess amounts, if any, generated by the underlying student loans over the amounts required to be paid to the noteholders, after deducting servicing costs and any other expenses. The Company's rights to these residual interests are subordinate to the noteholders' interests and their value is highly sensitive to factors such as market rate changes, prepayment speeds, default rates and regulatory changes. If the securitized loans fail to generate sufficient excess cash flows the Company may not realize some or all of the recorded value of these interests. The Company has recently funded an increased proportion of its operations through the securitization of student loans. To the extent that the market for student loan securitizations becomes less liquid in the future, the Company's funding costs could be adversely affected.

As a result of the securitizations, the Company's earnings is increasingly dependent upon the accuracy of its critical accounting estimates, particularly those relating to revenue recognition, loan securitizations and loan losses. If future behavior deviates from management's assumptions, future adverse adjustments of certain related balance sheet and/or income statement line items could result.

In the past, the Company had received significant amounts of floor income. The amount of floor income which the Company earned decreased materially in 2006, and will be further reduced by the Deficit Reduction Act, which requires the rebate of almost all floor income to the Department for loans originated on or after April 1, 2006.

Changes in fixed interest rates could provide an incentive for borrowers to consolidate their student loans, increasing the principal prepayment rates on the Company's student loan portfolio.

Future volume of student loans

The Company originates loans to borrowers in all 50 states. The loan origination volume generated by individual schools is primarily dependent on whether or not the Company appears on the school's preferred lender list, as well as the number of students at that school that need financial aid. The Company may be adversely impacted by borrowers' or schools' decisions to use competing lenders, each school's option to choose the Federal Direct Lending Program instead of choosing to participate in the FFEL Program, or a school's decision to begin making student loans itself. The Company may acquire student loans through purchase agreements with institutions, but each of these agreements has a termination date and there are no assurances that these institutions will renew or extend these forward purchase agreements on terms that are favorable to the Company if at all.

Competition

The Company competes with thousands of student loan originators, including Sallie Mae, which originates several times more FFEL Program Loans than does the Company. The Company also competes with the Federal Direct Lending Program, in which the Company is not eligible to participate. The Company's ability to increase its loan originations is largely dependent upon its ability to offer competitively priced, desirable loan products as well as its ability to communicate effectively about these products with prospective borrowers. The Company plans to continue to offer competitively priced products by managing its expenses through economies of scale, which reduce its origination and servicing costs. The Company also plans to expand its electronic communications with prospective borrowers and those that affect their decision making. An inability to achieve these goals could adversely affect the Company's competitive position in the marketplace and its ability to increase the volume of its loan originations.

Operational risk

The majority of the Company's operating risks relate to servicing defects in the Company's FFEL Program loan portfolio that could potentially result in losses. FFEL Program loans that are not originated or serviced in accordance with Department regulations risk loss of guarantee or interest penalties. The Company manages operating and credit risks by conducting compliance and process reviews of both the Company's internal operations and external loan servicers and through contractual remedies for losses incurred due to servicing errors.

The Company is exposed to many types of operational risk, including the risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events. It includes reputational and franchise risks associated with the Company's business practices or market conduct. It also includes the risk of failing to comply with applicable laws, regulations, regulatory administrative actions or the Company's internal policies. Given the high volume of transactions at the Company, certain errors may be repeated or compounded before they are discovered and rectified. In addition, the Company's necessary dependence upon automated systems to record and process its transaction volume may further increase the risk that technical system flaws or employee tampering or manipulation of those systems will result in losses that are difficult to detect. The Company may also be subject to disruptions of its operating systems arising from events that are wholly or partially beyond its control (for example, natural disasters, acts of terrorism, epidemics, computer viruses, and electrical/telecommunications outages), which may give rise to losses in service to borrowers and/or monetary loss to the Company. Any loss in service levels could also result in the Company losing its EP status. The loss of EP status would subject the Company to higher net credit losses due to lower reimbursement rates from guarantors. All of these risks are also applicable where the Company relies on outside vendors to provide services to it and its borrowers.

U.S. fiscal policies

The Company's businesses and earnings are affected by the fiscal policies adopted by regulatory authorities of the United States. For example, policies of the Federal Reserve Board directly influence the rate of interest paid by commercial banks, including CBNA, the Company's primary funding source, on its interest-bearing deposits. This may affect the Company's cost of borrowing from CBNA, and also may affect the value of financial instruments, including securitization retained interests and assets held for sale by the Company. In addition, such changes in fiscal policy may affect the credit quality of the Company's borrowers.

Legal risk

Various issues may give rise to legal risk and cause harm to the Company and its business prospects. These issues include appropriately dealing with legal and regulatory requirements; ethical issues; privacy laws; and information security policies.

Regulatory considerations

As a leading originator and owner of student loans insured under the Higher Education Act, the Company's financial results and business are largely affected by the provisions of the Higher Education Act. Amendments to the Higher Education Act may be implemented from time to time. New legislation could impact the Company's products, its industry or otherwise affect its operations and the environment in which it operates in substantial and unpredictable ways. In recent years, many changes to the Higher Education Act have been implemented, for example, that adversely impact the operating environment of the Company and its financial results. Certain amendments to the Higher Education Act governing the FFEL Program have reduced the interest spread earned by holders of FFEL Program guaranteed student loans. The Company is also subject to rules and regulations of the agencies that act as guarantors of the student loans, known as guaranty agencies. In addition, the Company is subject to certain federal and state banking laws, regulations, and examinations, as well as federal and state consumer protection laws and lending regulations, including, specifically with respect to the Company's CitiAssist loan portfolio, certain state usury laws and related regulations, and many other lending laws. These laws and regulations impose substantial requirements upon lenders and servicers involved in consumer finance. Failure to comply with these laws and regulations could result in liability to borrowers, the imposition of civil penalties, and potential class action lawsuits.

If it is difficult for the Company to plan for or mitigate the effects of such legislative or regulatory changes. The Deficit Reduction Act, which modifies certain provisions of the Higher Education Act, was signed by President Bush in February 2006. The Deficit Reduction Act imposes a 1% risk-sharing provision on default claims submitted on loans serviced by Exceptional Performers, such as the Company. This risk-sharing provision resulted in increases to the Company's allowance for loan losses and decreases in the fair value of its residual interests in securitized loans. In January 2007, the House of Representatives passed H.R. 5, which, if signed into law, will result in further increases to the Company's allowance for loan losses and decreases in net interest income and may negatively impact the Company's retained interest valuation. For further information on the impact of the Deficit Reduction Act and H.R. 5, see **Regulatory Impacts** on page 11. In addition, future regulatory changes cannot be predicted and could have a material impact on the Company's financial condition or results of operations.

Forward-Looking Statements

Certain statements contained in this report that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are typically identified by the words or phrases "believe", "expect", "anticipate", "intend", "estimate", "may increase", "may result in", and similar expressions or future or conditional verbs such as "will", "should", "would" and "could". These forward-looking statements involve risks and uncertainties, which could cause the Company's actual results to differ materially from those the Company expects, including, but not limited to: the effects of legislative changes, particularly those relating to the Deficit Reduction Act, re-authorization of the Higher Education Act of 1965, as amended, and H.R. 5, that affect the demand for and interest rates on student loans especially the establishment of certain fixed rates of interest on Stafford Loans and FFEL Program loans; loan origination costs; the availability and amount of loan subsidies and floor income, and any effect on the Company's interest rate spreads; the cost of education; the availability of alternative financing options to students and their parents, including competitive products offered by other lenders; the effects of changes in accounting standards; actual credit losses, loan collection strategies and their impact on delinquency rates, and the adequacy of loan loss reserves; fluctuations in interest rates and between various interest rate indices, particularly the manner in which short-term rates affect the Company's funding costs, consolidation rates, the rates at which interest accrues on its loan portfolio, the demand for student loans, and floor income; changes in prepayment rates on student loans from anticipated rates and in the quality and profitability of those loans that move into repayment status, as well as actual experience with the repayment cycle of the loan portfolio; the Company's and other servicers' ability to continue to service the loan portfolio in accordance with their contractual obligations; the volume of loan consolidations; the Company's and other servicers' ability to maintain their Exceptional Performer loan servicing status and the level of benefits available to servicers with that designation; the adequacy of the Company's capital expenditures; the success of its marketing efforts, especially its electronic marketing efforts; the Company's ability to acquire or originate loans in the amounts anticipated and with interest rates that generate sufficient yields and margins; the performance of the Company's loan portfolio servicers, insurers and risk-sharers; the adequacy of funds allocated for future capital expenditures; the Company's ability to utilize alternative sources of funding, including its ability to continue to securitize loans; as well as general economic conditions, including the performance of financial markets.

GLOSSARY

Listed below are definitions of key terms that are used throughout this Annual Report and Form 10-K.

Borrower Benefits— Borrower benefits are incentives, in the form of interest rate or principal reductions, to borrowers for timely payment or automated clearing house (ACH) payment methods.

CitiAssist Loans— CitiAssist Loans are loans that are originated through an alternative private loan program and do not carry federal government guarantees. These loans are the Company's proprietary loan product, offered as a means to finance higher education costs that exceed borrowers' available financial resources, including any resources available through the FFEL Program. In order to comply with certain legal and regulatory requirements, CitiAssist Loans are originated by Citibank, N.A. (CBNA) through an intercompany agreement. Following full disbursement, the Company purchases all qualified CitiAssist Loans from CBNA.

Consolidation Loans—Consolidation Loans are loans that allow eligible borrowers to combine multiple federally guaranteed loans, including those of both the FFEL and Federal Direct Student Loan Programs, into one single aggregate guaranteed loan. A borrower may request the inclusion of government-guaranteed loans held by other student loan lenders. When that occurs, the underlying loans chosen for consolidation that are not already in the Company's portfolio are purchased at face value from the other lenders. The repayment rate on a Consolidation Loan is a fixed rate that represents the weighted average interest rate of the loans retired. The maximum term of a Consolidation Loan is 30 years.

Deficit Reduction Act— In February 2006, the Deficit Reduction Act, P.L. 109-171, was signed into law, marking Congress' completion of the federal fiscal year 2006 budget reconciliation process. Title VIII-A of the Deficit Reduction Act addresses a number of budget-related higher education issues that modify certain provisions of the Higher Education Act. For information on the impact of the Deficit Reduction Act, see **Regulatory Impacts** on page 11.

Department—The Department as referred to in the 2006 Annual Report and Form 10-K, is the U.S. Department of Education.

Exceptional Performer (EP) Designation— The Exceptional Performer designation is granted to those FFEL Program loan servicers that meet the performance standards established by the Department. The Company and several of its servicers obtained Exceptional Performer status effective in 2004. Under previous Department rules, as long as Exceptional Performer eligibility was maintained, the Company received 100% reimbursement on all eligible FFEL Program default claims that were submitted for reimbursement by the Company or its eligible third-party servicers. Under the Deficit Reduction Act, the reimbursement rate on defaulted loans submitted for reimbursement on or after July 1, 2006 was reduced to 99%.

FFEL Program—The FFEL Program is the Federal Family Education Loan Program, administered by the Department of Education.

FFEL Program Subsidized and Unsubsidized Stafford and PLUS Loans— Subsidized and unsubsidized Federal Stafford and PLUS Loans are those loans that are guaranteed against loss under the FFEL Program in the event of borrower default, death, disability, bankruptcy or closed school. Subsidized Federal Stafford Loans are those loans generally made to students who pass certain need criteria. Unsubsidized Federal Stafford Loans are designed for students who do not qualify for subsidized Federal Stafford Loans due to parental and/or student income and assets in excess of permitted amounts or whose need exceeds the basic Stafford limit. Federal PLUS Loans are made to parents of students who are dependents.

Floor Income— The Company determines floor income to be the amount of additional interest income generated when net interest margin exceeds the minimum expected spreads. Floor income, which is a component of net interest income, is defined as the difference between the income earned at the borrower payment rate (which is generally reset each July 1st) less the Department-stipulated asset spread and the funding cost of the asset. Floor income has been reduced under certain provisions of the Deficit Reduction Act which became effective April 1, 2006. These provisions require the rebate of almost all floor income to the Department from loans for which the first disbursement was made on or after April 1, 2006. Floor income, as determined by the Company, is a financial measure that is not defined by U.S. generally accepted accounting principles (GAAP).

Higher Education Act—The Higher Education Act as referred to in the 2006 Annual Report and Form 10-K, is the Higher Education Act of 1965, as amended.

Managed Student Loan Assets—Managed Student loan assets represent the portfolio of student loans owned by the Company and reported on its balance sheet, as well as those loans that were securitized off balance sheet and are maintained in the securitization trusts.

Qualifying Special Purpose Entities (QSPE)—A qualifying special purpose entity is a trust or other entity that meets the QSPE qualifications of SFAS 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities*, as amended. SFAS 140 places significant restrictions on the permitted activities of a QSPE, such as its investors must have the right to sell their ownership interests in the entity and the seller must not continue to control the assets transferred.

Private Education Loans—Private education loans primarily consist of CitiAssist Loans (as described above).

Residual Interests— Residual interests represent an entity's right to receive cash flows from the loans it securitizes and sells to QSPEs that are in excess of amounts needed to pay servicing, derivative costs (if any), other fees, and the principal and interest on the notes backed by the loans.

Retained Interest—Retained interest is the term used to identify the securitization asset that is formed by the combination of residual interests and servicing assets.

Servicing Assets— Servicing assets represent the value of the cash flows that result from contracts to service financial assets under which the estimated future revenues from the contractually specified servicing fees are expected to more than adequately compensate the servicer for the servicing work performed. The servicing asset is recognized only when it is contractually separated from the underlying assets by the sale or securitization of the asset with servicing retained.

Special Allowance Payment (SAP)— Special allowance payments are those interest payments made by the federal government when the stated interest rate on the FFEL Program loans provides less than prescribed rates of return, as defined by the Higher Education Act. When that occurs, the federal government makes a SAP, which increases the lender's loan yield by a legally specified markup over a base rate tied to either the 91-day Treasury Bill auction yield or the 90-day Commercial Paper rate, depending on the origination date. Most FFEL Program loans qualify for the federal government's special allowance payment (SAP).

CORPORATE GOVERNANCE AND CONTROLS

The Company has a Code of Conduct that expresses the values that drive employee behavior and maintains the Company's commitment to the highest standards of conduct. In addition, the Company adopted a Code of Ethics for Financial Professionals which applies to all finance, accounting, treasury, tax and investor relations professionals and which supplements the companywide Code of Conduct.

Both the Code of Conduct and the Code of Ethics for Financial Professionals can be found on the Company's website at *www.studentloan.com* by clicking on the "Investors" page and then clicking on the "Board and Management" link. The Company's Corporate Governance Guidelines and the charter for both the Audit Committee and Compensation Committee are available free of charge on the website or by writing to The Student Loan Corporation, Investor Relations, 750 Washington Boulevard, Stamford, CT 06901.

CONTROLS AND PROCEDURES

Disclosure

The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. The Company has established a Disclosure Committee which has responsibility for ensuring that there is an adequate and effective process for establishing, maintaining, and evaluating disclosure controls and procedures for the Company in connection with its external disclosures.

The Company's management, with the participation of the Company's chief executive officer and chief financial officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act)) as of December 31, 2006. Based on that evaluation, the Company's chief executive officer and chief financial officer have concluded that, at that date, the Company's disclosure controls and procedures were effective.

Internal Control Over Financial Reporting

There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934, as amended. The Company's internal control over financial reporting is a process designed under the supervision of the Company's principal executive and principal financial officers, and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. This process includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with proper authorizations of management and directors of the Company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk (i) that controls may become inadequate because of changes in condition, or (ii) that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on their assessment, management believes that, as of December 31, 2006, the Company's internal control over financial reporting is effective based on those criteria.

The Company's independent registered public accounting firm, KPMG, LLP, has issued an attestation report on management's assessment of the Company's internal control over financial reporting as of December 31, 2006. This report appears on page 32.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders
The Student Loan Corporation:

We have audited management's assessment, included in the accompanying *Management's Report on Internal Control over Financial Reporting* that The Student Loan Corporation and subsidiaries (the Company) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that The Student Loan Corporation and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, The Student Loan Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Student Loan Corporation and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated February 26, 2007 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

New York, New York
February 26, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - CONSOLIDATED FINANCIAL STATEMENTS

The Board of Directors and Stockholders
The Student Loan Corporation:

We have audited the accompanying consolidated balance sheets of The Student Loan Corporation and subsidiaries (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Student Loan Corporation and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements on page 42, in 2006 the Company changed its methods of accounting for certain hybrid financial instruments and servicing of financial assets.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 26, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

New York, New York
February 26, 2007

The Student Loan Corporation and Subsidiaries
CONSOLIDATED STATEMENT OF INCOME

		Years ended December 31	
(Dollars in thousands, except per share amounts)	**2006**	2005	2004
Net Interest Income			
Interest income (note 2)	**$1,624,563**	$1,300,849	$939,187
Interest expense to principal stockholder (notes 4, 5, 9 and 12)	**1,213,033**	807,808	378,191
Net interest income	**411,530**	493,041	560,996
Less: provision for loan losses (note 2)	**(26,170)**	(13,157)	(7,989)
Net interest income after provision for loan losses	**385,360**	479,884	553,007
Other Income			
Gains on loans securitized (note 14)	**189,017**	129,578	13,103
Gains on loans sold (note 2)	**26,813**	23,137	10,371
Fee and other income (note 7)	**28,861**	3,106	18,004
Total other income	**244,691**	155,821	41,478
Operating Expenses			
Salaries and employee benefits (notes 9 and 10)	**56,930**	47,717	37,232
Other expenses (notes 8 and 9)	**108,829**	101,238	95,030
Total operating expenses	**165,759**	148,955	132,262
Income before income taxes and extraordinary item	**464,292**	486,750	462,223
Income taxes (note 11)	**177,480**	183,255	177,267
Income before extraordinary item	**286,812**	303,495	284,956
Gain on extinguishment of trust, net of taxes of $3,448 for the year ended December 31, 2005 (note 14)	—	5,465	—
Net income	**$ 286,812**	$ 308,960	$284,956
Basic earnings per common share (note 1)			
Income before extraordinary item	**$ 14.34**	$ 15.18	$ 14.25
Extraordinary item	—	0.27	—
Net income	**$ 14.34**	$ 15.45	$ 14.25

See accompanying notes to consolidated financial statements.

The Student Loan Corporation and Subsidiaries
CONSOLIDATED BALANCE SHEET

	December 31	
(Dollars in thousands, except per share amounts)	**2006**	2005
Assets		
Federally insured student loans (note 2)	**$17,184,133**	$17,508,605
Private education loans (note 2)	**3,072,394**	4,812,443
Deferred origination and premium costs (note 2)	**632,872**	706,736
Less: allowance for loan losses (note 2)	**(14,197)**	(4,990)
Student loans, net	**20,875,202**	23,022,794
Other loans and lines of credit (note 2)	**76,117**	50,085
Loans held for sale (note 2)	**323,041**	2,067,937
Cash	**6,570**	1,152
Residual interests in securitized loans (note 14)	**546,422**	188,454
Other assets (note 3)	**809,251**	657,275
Total Assets	**$22,636,603**	$25,987,697
Liabilities and Stockholders' Equity		
Liabilities		
Short-term borrowings payable to principal stockholder (note 4)	**$11,136,800**	$10,781,100
Long-term borrowings payable to principal stockholder (note 5)	**9,200,000**	13,200,000
Deferred income taxes (note 11)	**287,641**	289,843
Other liabilities (note 6)	**458,861**	354,909
Total liabilities	**21,083,302**	24,625,852
Stockholders' Equity		
Preferred stock, par value $0.01 per share; authorized 10,000,000 shares; no shares issued or outstanding	—	—
Common stock, par value $0.01 per share; authorized 50,000,000 shares; 20,000,000 shares issued and outstanding	**200**	200
Additional paid-in capital	**141,324**	139,383
Retained earnings	**1,410,968**	1,222,262
Accumulated other changes in equity from nonowner sources	**809**	—
Total stockholders' equity	**1,553,301**	1,361,845
Total Liabilities and Stockholders' Equity	**$22,636,603**	$25,987,697

See accompanying notes to consolidated financial statements.

The Student Loan Corporation and Subsidiaries
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Years ended December 31		
(Dollars in thousands, except per share amounts)	**2006**	2005	2004
COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL			
Balance, beginning of period	**$ 139,583**	$ 139,376	$ 136,134
Capital contributions and other changes	**1,941**	207	3,242
Balance, end of period	**$ 141,524**	$ 139,583	$ 139,376
RETAINED EARNINGS			
Balance, beginning of period	**$1,222,262**	$ 999,702	$ 786,746
Net income	**286,812**	308,960	284,956
Cumulative effect of adoption of accounting standard, net of taxes of $941	**1,494**	—	—
Common dividends declared, $4.98 per common share in 2006; $4.32 per common share in 2005; $3.60 per common share in 2004	**(99,600)**	(86,400)	(72,000)
Balance, end of period	**$1,410,968**	$1,222,262	$ 999,702
ACCUMULATED OTHER CHANGES IN EQUITY FROM NONOWNER SOURCES			
Balance, beginning of period	**$ —**	$ 7,829	$ 8,444
Net change in cash flow hedges, net of taxes of $638 in 2004	**—**	—	958
Net change in unrealized gains on investment securities, net of taxes of $506 in 2006, $(5,017) in 2005 and $(1,234) in 2004	**809**	(7,829)	(1,573)
Balance, end of period	**$ 809**	$ —	$ 7,829
TOTAL STOCKHOLDERS' EQUITY	**$1,553,301**	$1,361,845	$1,146,907
SUMMARY OF CHANGES IN EQUITY FROM NONOWNER SOURCES			
Net income	**$ 286,812**	$ 308,960	$ 284,956
Changes in equity from nonowner sources, net of taxes	**809**	(7,829)	(615)
Total changes in equity from nonowner sources	**$ 287,621**	$ 301,131	$ 284,341

See accompanying notes to consolidated financial statements.

The Student Loan Corporation and Subsidiaries
CONSOLIDATED STATEMENT OF CASH FLOWS

	Years ended December 31		
(Dollars in thousands)	**2006**	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	**$ 286,812**	$ 308,960	$ 284,956
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation and amortization of equipment and computer software	**13,658**	13,978	12,400
Amortization of deferred loan origination and purchase costs	**145,792**	133,416	85,813
Amortization of servicing asset	**—**	6,958	371
Accreted interest on residual interests	**(24,352)**	(8,113)	(13,162)
Provision for loan losses	**26,170**	13,157	7,989
Deferred tax provision	**(3,649)**	108,779	57,302
Gains on loans sold	**(26,813)**	(23,137)	(10,371)
Gains on loans securitized	**(189,017)**	(129,578)	(13,103)
Loss/(gain) on valuation of residual interests designated as trading	**12,457**	(6,599)	—
Gain on extinguishment of the 2002 Trust	**—**	(8,913)	—
Loss on valuation of servicing assets	**13,287**	—	—
Disbursements and procurements of loans for resale	**(955,988)**	(106,504)	(43,849)
Proceeds from loans securitized	**841,292**	—	—
Cash received on residual interests in trading securitized assets	**17,095**	—	—
Impairment loss on retained interests	**2,934**	25,811	—
Change in accrued interest receivable	**(52,008)**	(141,061)	(13,401)
Change in other assets	**(12,325)**	(2,294)	10,993
Change in other liabilities	**105,893**	26,303	17,423
Net cash provided by operating activities	**201,238**	211,163	383,361
CASH FLOWS FROM INVESTING ACTIVITIES:			
Disbursements of loans	**(2,834,678)**	(3,166,320)	(3,052,453)
Secondary market and other loan procurement activity for portfolio	**(7,128,314)**	(7,412,673)	(4,524,574)
Redemption of 2002 Trust beneficial interests, net of expenses	**—**	(373,352)	—
Loan reductions	**6,126,762**	6,019,237	3,923,074
Increase in loan origination costs and purchase premiums	**(271,825)**	(339,664)	(223,321)
Proceeds from loans sold	**907,480**	697,617	652,437
Proceeds from loans securitized	**6,749,756**	4,261,833	1,461,882
Cash received on residual interests in available-for-sale securitized assets	**7,749**	6,050	12,350
Capital expenditures on equipment and computer software	**(8,850)**	(12,067)	(23,504)
Net cash provided by (used in) investing activities	**3,548,080**	(319,339)	(1,774,109)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net change in borrowings with original maturities of one year or less	**(144,300)**	(4,154,900)	4,262,900
Proceeds from borrowings with original terms of one year or more	**—**	13,900,000	—
Repayments of borrowings with original terms of one year or more	**(3,500,000)**	(9,550,000)	(2,800,000)
Dividends paid to stockholders	**(99,600)**	(86,400)	(72,000)
Net cash (used in) provided by financing activities	**(3,743,900)**	108,700	1,390,900
Net increase in cash	**5,418**	524	152
Cash – beginning of period	**1,152**	628	476
Cash – end of period	**$ 6,570**	$ 1,152	$ 628
SUPPLEMENTAL DISCLOSURE:			
Cash paid for:			
Interest	**$ 1,220,339**	$ 743,750	$ 424,638
Income taxes, net	**$ 125,237**	$ 122,260	$ 119,717

See accompanying notes to consolidated financial statements.

1 SIGNIFICANT ACCOUNTING POLICIES

Background

The accompanying consolidated financial statements of the Student Loan Corporation (the Company), a Delaware corporation, include the accounts of the Company and its wholly owned subsidiaries, Educational Loan Center, Inc. and SLC Student Loan Receivables I, Inc. All intercompany balances and transactions have been eliminated.

The Company, through a trust agreement with Citibank, N.A. (CBNA), is an originator, manager and servicer of student loans, primarily those made in accordance with federally sponsored guaranteed student loan programs. CBNA, an indirect wholly owned subsidiary of Citigroup Inc. (Citigroup), is the largest shareholder of the Company, owning 80% of the Company's outstanding common stock.

Basis of Presentation

The Company's accounting policies are in conformity with U.S. generally accepted accounting principles. The Company's operations are a single segment for financial reporting purposes, as the Company's only operations consist of originating, managing and servicing student loans.

Certain amounts in the prior years' financial statements have been reclassified to conform to the current year's presentation. Such reclassification had no effect on the results of operations as previously reported.

Use of Estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenues, which include net interest income, fees and gains on loans sold or securitized, if any, are recognized as they are earned. Interest income includes special allowance payments made by the federal government as prescribed under the Higher Education Act of 1965, as amended (the Higher Education Act), and is net of amortization of premiums and origination costs. The Company accounts for premiums and origination costs in accordance with Statement of Financial Accounting Standards (SFAS) No. 91, *Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases.* Deferred premiums and origination costs on the Company's loan portfolio are amortized using the interest method.

Loans

Loans primarily consist of student loans originated under the FFEL Program authorized by the U.S. Department of Education (the Department) under the Higher Education Act, and are insured by guaranty agencies (guarantors). Student loan interest, inclusive of special allowance payments and floor income, if any, is recognized as it is earned. Federally mandated loan origination or lender fees paid on disbursements, as well as other qualifying loan origination costs and premiums on loan portfolio purchases, are deferred and recognized as yield adjustments to interest income.

The Company also has a portfolio of CitiAssist Loans. Generally, such loans are either insured against loss by private insurers or are covered under other risk-sharing agreements with creditworthy schools. Qualifying loan origination costs, purchase premiums and insurance costs are deferred and recognized as yield adjustments to interest income.

Allowance for Loan Losses

Most of the Company's FFEL Program and private education loans have loss guarantees, insurance coverage, or are covered under risk-sharing agreements to minimize the Company's exposure to loan losses. However, for the portion of loan portfolios not covered under such policies or agreements, the Company has an allowance for loan losses that provides a reserve for estimated losses on: (1) the portion of the FFEL Program loan portfolio that is subject to the risk-sharing provisions of the Higher Education Act and (2) the CitiAssist Loan portfolio, after considering the credit risk insurance coverage obtained from third parties and the impact of any risk-sharing agreements with certain schools. Amounts of estimated potential future losses inherent in the Company's portfolio are expensed currently and increase the provision for loan losses. Actual losses are charged off against the reserve as they occur. Subsequent recoveries increase the allowance for loan losses. The size of the allowance is established based on amounts of estimated probable losses inherent in the Company's FFEL Program and CitiAssist Loan portfolios. Estimated losses, which are based on historical delinquency and credit loss experience updated for current performance, are determined after considering the current aging of the portfolio.

The Company immediately ceases to accrue interest income on a student loan when one of the following events occurs: (1) a FFEL Program loan loses its guarantee, (2) an insured CitiAssist Loan reaches 150 days of delinquency or (3) an uninsured CitiAssist Loan reaches 90 days of delinquency. Accrual of interest is resumed if the loan guarantee is reinstated. The Company immediately writes off the loan balance corresponding to the unguaranteed portion of FFEL Program Loans at 270 days of delinquency and the uninsured portion of CitiAssist Loans at 120 days of delinquency. Also, the Company writes off the loan balances for loans in which the guarantee claim is not received for FFEL Program and CitiAssist loans at 450 days and 210 days, respectively. When loans or portions of loans are written off, the Company reduces interest income by the amounts of accrued, uncollected interest.

The Company's private education loan portfolio is not guaranteed by the federal government. Although most of the CitiAssist Loans are insured by private third-party insurers, a portion is uninsured. The Company is subject to 5% to 20% risk sharing for claims paid on loans covered by third-party insurers. For insured loans originated since the second quarter of 2003, maximum portfolio loss limits apply that range from 12.5% to 13.5% of cumulative portfolio losses. For loans insured since 2005, the insurance premium is calculated under an experience-rated plan, which may require limited additional premium payments to be made in the future should performance be worse than the established parameters. The insurance provided by third-party agencies is provided on an individual loan basis. A majority of the uninsured CitiAssist Loans are covered for between 50% and 100% of cumulative losses in excess of various loss rates under risk-sharing agreements with schools. Risk-sharing agreements with schools are provided on a pooled-loan basis.

Transfer of Student Loans through Sale or Securitization

Whole Loan Sales

The Company accounts for its whole loan sales in accordance with the provisions of SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125*, as amended (SFAS 140). In order for a transfer of financial assets to be considered a sale, the assets transferred by the Company must have been isolated from the seller, even in bankruptcy or other receivership, and the purchaser must have the right to sell the assets transferred. In addition, the sale accounting rules of SFAS 140 require the Company to relinquish effective control over the loans sold as of the sale date.

Loans Securitized

There are two key accounting determinations that must be made relating to securitizations. First, a decision must be made as to whether that transfer is considered a sale in accordance with SFAS 140. If it is a sale, the transferred assets are removed from the Company's consolidated balance sheet with a gain or loss recognized.

Second, determination must be made as to whether the securitization entity is sufficiently independent. If so, the entity would not be included in the Company's consolidated financial statements. For each securitization entity with which it is involved, the Company makes a determination of whether the entity should be considered a subsidiary of the Company and be included in its consolidated financial statements or whether the entity is sufficiently independent that it does not need to be consolidated. If the securitization entity's activities are sufficiently restricted to meet accounting requirements to be a qualified special purpose entity (QSPE), the securitization entity is not consolidated by the seller of transferred assets.

Interest in the securitized loans are retained in the form of subordinated interest-only strips (i.e., residual interests) and servicing rights. The Company accounts for its residual interest from the 2004 securitization as available-for-sale securities, with unrealized gains and losses reported in **Accumulated other changes in equity from nonowner sources**, and the residual interests from its 2005 and 2006 securitizations as trading securities, with unrealized gains and losses reported in **Fee and other income**. The Company's servicing assets are included in **Other assets** on its consolidated financial statements. Gains or losses on securitization and sales depend in part on the previous carrying amount of the loans involved in the transfer and are allocated between the loans sold and the retained interests based on their relative fair values at the date of sale. Gains are recognized at the time of securitization and are reported in **Gains on loans securitized.**

The Company values its retained interests at fair value using financial models. The Company estimates the fair value of these retained interests by determining the present value of expected future cash flows using modeling techniques that incorporate management's best estimates of key assumptions, including prepayment speeds, credit losses, borrower benefits and discount rates.

Additional information on the Company's securitization activities may be found in Note 14.

Loans Held for Sale

Loans held for sale are loans that the Company plans to include in a future securitization or sale. Management continually assesses its future securitization and loan sale plans and transfers sufficient amounts of loans to the held for sale portfolio to meet the Company's anticipated loan sale requirements in the near term. These loans are recorded at the lower of cost, consisting of principal and deferred costs, or market value. For the years ended December 31, 2006 and 2005, market value exceeded cost. Accordingly, no valuation allowance was necessary.

Derivatives

The Company manages its exposure to market rate changes through the use of derivative financial products including swaps and written options. These derivatives are carried at fair value in **Other assets** or **Other liabilities** in the Company's consolidated balance sheet with changes in fair value recorded currently in earnings.

Internally Developed Software

Certain direct costs associated with the development of internally developed software are capitalized. The Company capitalizes development costs for internal use software in accordance with the provisions of Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*. These costs are included in **Other assets** and are amortized on a straight-line basis over the service period, not to exceed ten years. Deferral of costs starts after the preliminary project stage is completed and ends when the project is substantially complete and ready for its intended use. Capitalized internally developed software costs are periodically reviewed for obsolescence. Capitalized costs of projects deemed to be obsolete or abandoned are written off to operating expense.

Employee Benefits Expense

The Company's employee benefits are included in programs administered and maintained by Citigroup for Citigroup's and the Company's employees. Employee benefits expense includes prior and current service costs of pension and other postretirement benefit plans, which are accrued on a current basis based on a Citigroup allocation that is applied to employee salary costs. Any pension obligation pertaining to these plans is a liability of Citigroup.

Earnings Per Share

Basic earnings per common share is computed by dividing income applicable to common stockholders by the weighted-average number of common shares outstanding for the period. In 2006, 2005 and 2004, the Company had no securities or other contracts to issue Company common stock that could result in dilution.

Income Taxes

The Company is included in the consolidated federal income tax return of Citigroup, and is included in certain combined or unitary state/local income or franchise tax returns of Citigroup or its subsidiaries. While the Company is included in these consolidated, combined or unitary returns, it has agreed to pay to CBNA an amount equal to the federal, state and local taxes the Company would have paid had it filed its returns on a separate company basis and the amount, if any, by which the tax liability of any unitary group (of which any Citigroup affiliate other than the Company is a member) is adjusted by virtue of the inclusion of the Company's activity in the group's unitary return. CBNA has agreed to pay the Company an amount equal to the tax benefit of the actual tax loss of the Company as if the Company filed a separate return and the amount, if any, by which the tax liability of any unitary group (of which any Citigroup affiliate other than the Company is a member) is adjusted by virtue of the inclusion of the Company's activity in the group's unitary return.

Deferred income tax assets and liabilities are recorded for the future tax consequences of events that have been recognized in the consolidated financial statements or tax returns based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. Since all of the Company's deferred tax assets are expected to be realized, the Company does not maintain a valuation allowance for these assets.

New Accounting Standards

Accounting for Servicing of Financial Assets

On January 1, 2006, the Company elected to early-adopt SFAS No. 156, *Accounting for Servicing of Financial Assets, an Amendment to SFAS No. 140* (SFAS 156). This pronouncement permits an election to remeasure servicing rights at fair value, with the changes in the fair value being recorded in current earnings. Upon adoption, the Company chose the fair value measurement method for recording its servicing assets and increased its beginning of the period retained earnings by a $1.5 million after tax cumulative effect adjustment to reflect its student loan servicing asset at fair value at January 1, 2006.

Accounting for Certain Hybrid Financial Instruments

On January 1, 2006, the Company elected to early-adopt SFAS No. 155, *Accounting for Certain Hybrid Financial Instruments* (SFAS 155). In accordance with this standard, hybrid financial instruments, such as interest only instruments containing embedded derivatives that otherwise would require bifurcation, as well as interest-only instruments, may be accounted for at fair value, with the change recorded in current earnings. The Company's early adoption of SFAS 155 on January 1, 2006 had no material impact on its results of operations, as the Company had already been accounting for its hybrid financial instruments at fair value.

2 STUDENT LOANS

The Company's portfolio of student loans consists primarily of loans originated under government guaranteed loan programs, principally the FFEL Program. The Company owns, holds and manages the following types of FFEL Program loans: subsidized Federal Stafford, unsubsidized Federal Stafford, Federal PLUS and Federal Consolidation Loans. In addition, the Company's government-guaranteed portfolio includes Federal Supplemental Loans for Students (SLS Loans) and Health Education Assistance Loans (HEAL Loans). Whenever the statutory interest rates on most FFEL Program loans, including Federal Consolidation Loans, provide less than prescribed rates of return, as defined by the Higher Education Act, the federal government pays a special allowance payment (SAP), which increases the lender's loan yield by markups ranging from 1.74 to 3.50 percentage points per annum, over a base rate tied to either the 91-day Treasury Bill auction yield or the 90-day Commercial Paper rate, depending on the loan origination date. In addition, the federal government generally pays the stated interest rate on subsidized Federal Stafford Loans while the borrower is in school, grace or deferment.

Under the Federal Consolidation Loan Program, eligible borrowers are permitted to consolidate many types of eligible federally guaranteed student loans into a single loan that is federally insured. The lender of Federal Consolidation Loans is required to pay to the Department a monthly fee generally equal to 0.0875% (1.05% per annum) of the monthly ending balance of the sum of the principal and the accrued interest of Federal Consolidation Loans held.

The Company's loan portfolio grows through disbursements of new FFEL Program loans as well as secondary market and other loan procurement activity. Purchases may include FFEL Program loans purchased through third-party purchase agreements. These agreements obligate the Company to purchase eligible loans offered for sale and/or originated by the other party. The contractual premium on the loans purchased under these contracts vary from purchase to purchase.

The Company's portfolio also contains private education loans originated through alternative programs developed for students who either seek additional financial assistance beyond that available through the government programs and other sources or do not qualify for federal government sponsored student loan programs. Private education loans are generally offered based on the borrower's or co-signer's creditworthiness.

The Company's private education loan portfolio is composed of CitiAssist Loans, the Company's proprietary loan product, offered as a means to finance higher education costs that exceed borrowers' available financial resources, including any resources available through the FFEL Program. CitiAssist Loans are prime rate-based with terms similar to the FFEL Program, such as deferment of both principal and interest payments while the student is in school.

In order to comply with certain legal and regulatory requirements, CitiAssist Loans are originated by CBNA, the Company's principal shareholder and are serviced by the Company. In accordance with the provisions of an intercompany agreement, originations and servicing fees are charged to CBNA for underwriting, disbursing and servicing CitiAssist Loans. Following full disbursement, the Company purchases all CitiAssist Loans from CBNA.

The Company's loans are summarized by program type as follows:

	December 31	
	2006	2005
(Dollars in thousands)		
Federal Stafford Loans	**$ 7,192,550**	$ 8,374,721
Federal Consolidation Loans	**9,118,615**	8,177,635
Federal SLS/PLUS/HEAL Loans	**872,968**	956,249
Private education loans	**3,072,394**	4,812,443
Total student loans held, excluding deferred costs	**20,256,527**	22,321,048
Deferred origination and premium costs	**632,872**	706,736
Student Loans held	**20,889,399**	23,027,784
Less: allowance for loan losses	**(14,197)**	(4,990)
Student Loans held, net	**20,875,202**	23,022,794
Loans held for sale, excluding deferred costs	**315,927**	2,039,728
Deferred origination and premium costs	**7,114**	28,209
Loans held for sale	**323,041**	2,067,937
Other loans and lines of credit	**76,117**	50,085
Total loan assets	**$21,274,360**	$25,140,816

The Company's FFEL Program loan holdings are guaranteed by the federal government in the event of a borrower's default, death, disability or bankruptcy, subject to risk-sharing provisions established by the federal government. Insurance on FFEL Program loans is provided by certain state or non-profit guarantors, which are reinsured by the federal government.

The Higher Education Act requires every state to either establish its own guarantor or contract with another guarantor in order to support the education financing and credit needs of students at post-secondary schools. FFEL Program guarantors in each state generally guarantee loans for students attending schools in their particular state or region or guarantee loans for their residents attending schools in another state. States that do not have their own guarantor contract with United Student Aid Funds, a multi-state guarantor, or another state guarantor.

FFEL Program loans are subject to regulatory requirements relating to servicing in order to maintain the loan's guarantee. In the event of default on a student loan or a borrower's death, disability or bankruptcy, the Company files a claim with the guarantor of the loan. The Company is designated an Exceptional Performer by the Department in recognition of its exceptional level of performance in servicing FFEL Program loans. In addition, many of the Company's third-party servicers also carry the Exceptional Performer designation. As a result of the Deficit Reduction Act, all claims submitted by Exceptional Performers on or after July 1, 2006 receive 99% reimbursement. Under current legislation, servicers who are not designated as Exceptional

Performers are only eligible for reimbursement at a 97% rate. Prior to the Deficit Reduction Act, Exceptional Performers received a 100% reimbursement rate. The Company's compliance with these servicing standards is re-assessed quarterly. Of the Company's $17.5 billion portfolio of federally insured loans at December 31, 2006, $15.3 billion qualify for benefits under the Exceptional Performer designation.

The allowance for loan losses provides a reserve for estimated risk-sharing and other credit and operating losses on FFEL Program and CitiAssist Loans. Changes in the Company's allowance for loan losses are as follows:

	2006	2005	2004
(Dollars in thousands)			
Balance at beginning of year	**$ 4,990**	$ 5,046	$4,835
Provision for loan losses	**26,170**	13,157	7,989
Charge offs	**(19,624)**	(14,824)	(9,835)
Recoveries	**2,661**	1,611	2,057
Balance at end of year	**$ 14,197**	$ 4,990	$5,046

FFEL Program loan claims are subject to rejection by the guarantor in the event of loan servicing or origination defects. If servicing or origination defects are identified, the claimed loan is rejected and returned to the Company for remedial loan servicing. During the remedial servicing period, usually lasting several months, interest income is not accrued. Non-interest accruing loans were $0.4 million and $0.2 million at December 31, 2006 and 2005, respectively. If the guarantee on the rejected claim cannot be reinstated, the defaulted loan is written off against the allowance for loan losses, generally, within four months of the claim rejection. Guarantor claim payments on loans with minor servicing defects are subject to interest penalty deductions that are charged directly against current period interest income.

Although CitiAssist Loans do not carry a federal government guarantee, most of these loans are insured by either Royal Indemnity (RI) or United Guaranty (UG)/New Hampshire Insurance Company (NHIC). UG and NHIC are subsidiaries of American International Group (AIG). RI is a subsidiary of Royal & SunAlliance Insurance Group PLC.

The following tables provide details regarding the Company's federal government guarantees, credit risk insurance and risk-sharing agreements:

			December 31	
	2006	**%**	2005	%
(Dollars in thousands)				
Federal Loan Guarantors				
United Student Aid Funds	**$2,637,356**	**13**	$ 3,975,710	16
EdFund	**3,443,002**	**17**	2,853,332	11
New York State Higher Education Services Corp.	**6,390,072**	**31**	7,261,604	30
Great Lakes Higher Education	**1,137,439**	**5**	1,151,924	5
Illinois Student Aid Commission	**597,011**	**3**	673,568	3
Other federal loan guarantors	**3,289,866**	**16**	3,632,195	15
Total federally guaranteed	**17,494,746**	**85**	19,548,333	80
Private education loan insurers	**2,410,076**	**12**	4,149,354	17
Total guaranteed/insured	**19,904,822**	**97**	23,697,687	97
Other unguaranteed/uninsured (1)	**743,749**	**3**	713,174	3
Total loans	**$20,648,571**	**100**	$24,410,861	100

(1) Primarily includes uninsured CitiAssist loans and lines of credit.

The RI-insured CitiAssist Loans that are submitted for default claim are paid the claim amount less a risk-sharing loss of 5% of the sum of the outstanding principal and accrued interest balances. Under the UG/NHIC program, which insures most new CitiAssist Loans, defaults generally subject the Company to deductibles of 10% - 20%. Certain CitiAssist Loans are not insured. The Company is exposed to losses of up to 100% on uninsured loans that do not have risk-sharing agreements.

Delinquencies impact earnings through charge offs and increased servicing and collection costs. Information on CitiAssist Loans, including delinquency and insurance coverage, are shown in the table below:

		December 31
	2006	2005
(Dollars in thousands)		
Total CitiAssist Loans	**$3,072,328**	$4,812,361
CitiAssist Loans in repayment	**$1,156,184**	$2,541,869
CitiAssist Loans in forbearance (1)	**$ 81,761**	$ 193,383
CitiAssist Loans delinquent 30 - 89 days as a % of total CitiAssist Loans in repayment	**2.6%**	1.8%
CitiAssist Loans delinquent 90 days or greater as a % of total CitiAssist Loans in repayment	**2.6%**	0.7%
Allowance for loan losses for CitiAssist Loans	**$ 7,286**	$ 2,997
Total CitiAssist Loans insured by third parties	**$2,410,076**	$4,149,354
Total uninsured CitiAssist Loans (2)	**$ 662,252**	$ 663,007

(1) The decrease in CitiAssist Loans in forbearance was primarily due to securitization activity.

(2) Of the uninsured CitiAssist loans, $501 million and $445 million at December 31, 2006 and 2005, respectively, are covered under risk-sharing agreements with schools. See Allowance for Loan Losses in Note 1 regarding risk-sharing agreements with certain schools.

3 OTHER ASSETS

Other assets are summarized as follows:

		December 31
	2006	2005
(Dollars in thousands)		
Accrued interest receivable		
from student loan borrowers/others	**$440,992**	$382,181
from federal government	**126,929**	133,732
Servicing asset from securitization activity (note 14)	**169,234**	76,784
Equipment and computer software (1)	**42,423**	47,231
Other	**29,673**	17,347
Total other assets	**$809,251**	$657,275

(1) Amounts are reflected net of accumulated depreciation and software amortization of $44 million and $33 million at December 31, 2006 and 2005, respectively.

Included in equipment and computer software is $38 million and $41 million of capitalized internally developed software at December 31, 2006 and 2005, respectively. During the years ended December 31, 2006 and 2005, the Company capitalized $3 million and $10 million, respectively, in costs related to software development.

4 SHORT-TERM BORROWINGS

Short-term borrowings are summarized below:

	December 31			
	2006		2005	
(Dollars in thousands)	**Amount**	**Contracted Weighted Average Interest Rate**	Amount	Contracted Weighted Average Interest Rate
Notes payable	**$7,136,800**	**5.36%**	$7,281,100	3.86%
Portion of long-term borrowings due within one year	**$4,000,000**	**5.26%**	3,500,000	3.69%
Total short-term borrowings	**$11,136,800**	**5.32%**	$10,781,100	3.80%

Short-term borrowings have a remaining term to maturity of one year or less. At December 31, 2006 and 2005, short-term borrowings were made under the terms of an Omnibus Credit Agreement, as amended (Omnibus Credit Agreement) with CBNA, which expires in December 2009. The maximum aggregate credit limit available for combined short- and long-term borrowings was $30 billion at December 31, 2006. The Company believes that the terms of these agreements are no less favorable to the Company than those that could be obtained from unaffiliated third parties. During 2006, $43.7 billion in new short-term borrowings were made and original short-term borrowings of $43.9 billion were repaid. During 2005, new short-term borrowings of $38.1 billion were made and original short-term borrowings of $42.2 billion were repaid. At December 31, 2006, all of the notes payable above had variable interest rates.

5 LONG-TERM BORROWINGS

A summary of long-term borrowings follows:

	December 31	
	2006	2005
(Dollars in thousands)		
CBNA Notes, fixed rate (note rates ranged from 2.21% and 3.80% at December 31, 2005), due April – July 2006	$ —	$ 1,500,000
CBNA Notes, based on LIBOR (note rates ranged from 5.35% to 5.36% at December 31, 2006), due July - August 2008	**5,900,000**	5,900,000
CBNA Notes, based on LIBOR or a strike rate, whichever is higher (note rates ranged from 3.69% to 4.14% at December 31, 2005), due September - October 2006	—	2,000,000
CBNA Notes, based on LIBOR or a strike rate, whichever is higher (note rate 5.17% at December 31, 2006), due January 2007	**2,000,000**	2,000,000
CBNA Notes, based on LIBOR (note rate 5.35% at December 31, 2006), due December 2007	**2,000,000**	2,000,000
CBNA Notes, fixed rate (note rate 3.02% at December 31, 2006 and 2005), due April 2008	**300,000**	300,000
CBNA Notes, based on LIBOR or strike rate, whichever is higher (note rates of 5.27% at December 31, 2006), due July 2010	**2,000,000**	2,000,000
CBNA Notes, based on LIBOR or strike rate, whichever is higher (note rate of 5.19% at December 31, 2006), due July 2015	**1,000,000**	1,000,000
Less: portion of long-term borrowings due within one year	**(4,000,000)**	(3,500,000)
Total long-term borrowings	**$ 9,200,000**	$ 13,200,000

At December 31, 2006 and 2005, long-term borrowings were made under the terms of an Omnibus Credit Agreement with CBNA, the Company's principal shareholder. The Omnibus Credit Agreement contains no material financial covenants or restrictions. During 2006, no new long-term borrowings were made and $3.5 billion were repaid. During 2005, original long-term borrowings of $13.9 billion were made and $9.6 billion were repaid. Original long-term debt of $4.0 billion that was maturing in one year or less was reclassified to short-term borrowings as of December 31, 2006. Rates on all LIBOR based borrowings reset each one to three months.

At December 31, 2006, aggregate annual maturities on long-term debt obligations (based on final maturity dates) were as follows: $6.2 billion in 2008, $2.0 billion in 2010 and $1.0 billion in 2015.

The Company seeks to minimize interest rate exposure by funding floating rate loans with floating rate liabilities and by closely matching the underlying rate basis of the assets with the liabilities. During 2006 and 2005, the Company entered into interest rate swap agreements to better match the interest rate characteristics of its borrowings with the interest rate characteristics of its student loan assets. See Note 12 for further discussion of the Company's interest rate swaps.

Approximately $5.0 billion of the Company's outstanding short- and long-term debt includes derivatives embedded in the respective debt instruments. These embedded derivatives have been determined to be clearly and closely related to the underlying debt instruments and, in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended (SFAS 133), do not require bifurcation. Management considers these options as economic hedges to the floor income component of its assets.

6 OTHER LIABILITIES

Other liabilities are summarized as follows:

	December 31	
	2006	2005
(Dollars in thousands)		
Interest payable to CBNA (note 9)	**$167,868**	$175,174
Income taxes payable to CBNA	**73,550**	20,595
Liability from derivative agreements with CBNA (note 12)	**12,064**	6,120
Accounts payable and other liabilities	**205,379**	153,020
Total other liabilities	**$458,861**	$354,909

7 FEE AND OTHER INCOME

A summary of fee and other income follows:

	2006	2005	2004
(Dollars in thousands)			
Losses related to residual interests	**$(15,391)**	$ (9,768)	$ —
Servicing revenue and gains/(losses) related to servicing assets	**21,130**	(2,764)	870
Mark-to-market gains on derivatives	**4,472**	—	—
Other origination and servicing fees, primarily from CBNA	**7,457**	6,725	8,522
Late fees	**7,283**	8,175	8,161
Other	**3,910**	738	451
Total fee and other income	**$ 28,861**	$ 3,106	$ 18,004

18 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	Fourth	Third	Second	First
(Dollars in thousands, except per share amounts)				
2006				
Net interest income	**$ 90,840**	**$ 98,404**	**$115,188**	**$107,099**
Provision for loan losses	**(7,664)**	**(7,065)**	**(5,302)**	**(6,140)**
Net interest income after provision for loan losses	**83,176**	**91,339**	**109,886**	**100,959**
Gain on sale of loans	**45,491**	**81,067**	**82,521**	**6,751**
Fee and other income	**11,898**	**(2,433)**	**14,247**	**5,149**
Total operating expenses	**(43,820)**	**(43,992)**	**(40,385)**	**(37,561)**
Income taxes	**(35,709)**	**(48,170)**	**(64,459)**	**(29,143)**
Net income	**$ 61,036**	**$ 77,811**	**$101,810**	**$ 46,155**
Basic and diluted earnings per common share	**$ 3.05**	**$ 3.89**	**$ 5.09**	**$ 2.31**
Dividends declared per common share	**$ 1.30**	**$ 1.30**	**$ 1.30**	**$ 1.08**
Common stock price:				
High	**$ 210.24**	**$ 202.00**	**$ 241.00**	**$ 233.00**
Low	**$ 183.50**	**$ 160.65**	**$ 167.00**	**$ 209.23**
Close	**$ 207.30**	**$ 192.18**	**$ 202.00**	**$ 233.00**
2005				
Net interest income	$111,862	$123,234	$129,050	$128,895
Provision for loan losses	(5,329)	(2,427)	(4,799)	(602)
Net interest income after provision for loan losses	106,533	120,807	124,251	128,293
Gain on sale of loans	54,961	49,719	48,009	27
Fee and other income	8,211	4,631	(8,930)	(808)
Total operating expenses	(40,902)	(39,846)	(40,273)	(27,934)
Income taxes	(49,842)	(52,353)	(47,616)	(33,443)
Income before extraordinary item	78,961	82,958	75,441	66,135
Extraordinary item	—	—	5,465	—
Net income	$ 78,961	$ 82,958	$ 80,906	$ 66,135
Basic and diluted earnings per common share				
Income before extraordinary item	$ 3.95	$ 4.15	$ 3.78	$ 3.31
Extraordinary item	—	—	0.27	—
Net Income	$ 3.95	$ 4.15	$ 4.05	$ 3.31
Dividends declared per common share	$ 1.08	$ 1.08	$ 1.08	$ 1.08
Common stock price:				
High	$ 241.50	$ 236.88	$ 230.50	$ 210.01
Low	$ 205.00	$ 214.50	$ 186.80	$ 162.50
Close	$ 209.23	$ 236.88	$ 219.80	$ 209.01

SECURITIES AND EXCHANGE COMMISSION INFORMATION

Form 10-K, Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006, Commission File Number 1-11616.

The Company is incorporated in the State of Delaware; its I.R.S. Employer Identification Number is 16-1427135; the address of the principal executive offices is 750 Washington Boulevard, Stamford, CT 06901; and its phone number is (203) 975-6861.

The Company's common stock is registered pursuant to section 12(b) of the Securities Exchange Act of 1934 and listed on the New York Stock Exchange under the ticker symbol "STU".

The Company is a well-known seasoned issuer (as defined in Rule 405 of the Securities Act of 1933).

The Company is required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

The Student Loan Corporation (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained in the Company's 2007 Proxy Statement incorporated by reference in Part III of this Form 10-K, or in any amendment to this Form 10-K.

The Company is a large accelerated filer (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

The Company is not a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

The aggregate market value of the four million shares of voting stock held by non-affiliates of the Company as of the close of trading on June 30, 2006 was approximately $808 million. As of February 23, 2007, there were 20 million shares of the Company's common stock outstanding.

Certain information has been incorporated by reference, as described herein, into Part III of this annual report from the Company's 2007 Proxy Statement.

EXHIBITS, FINANCIAL STATEMENT SCHEDULES

The following exhibits are either filed herewith or have been previously filed with the Securities and Exchange Commission and are filed herewith by incorporation by reference:

- The Student Loan Corporation's Restated Certificate of Incorporation
- The Student Loan Corporation's By-Laws, as amended
- Material Contracts
- Code of Ethics for Financial Professionals
- Powers of Attorney of The Student Loan Corporation's Directors Beckmann, Doynow, Drake, Glover, Handler, Levinson and Affleck-Graves.
- Certifications pursuant to Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002

A more detailed exhibit index has been filed with the Securities and Exchange Commission. Stockholders may obtain copies of that index or any of the documents on that index by writing to: The Student Loan Corporation, Investor Relations, 750 Washington Boulevard, 9th Floor, Stamford, CT 06901 or on the Internet at *www.studentloan.com.*

Financial Statements filed for The Student Loan Corporation:

- Consolidated Statement of Income for the years ended December 31, 2006, 2005 and 2004
- Consolidated Balance Sheet as of December 31, 2006 and 2005
- Consolidated Statement of Stockholders' Equity for the years ended December 31, 2006, 2005 and 2004
- Consolidated Statement of Cash Flows for the years ended December 31, 2006, 2005 and 2004

10-K CROSS REFERENCE INDEX

This Annual Report and Form 10-K incorporate into a single document the requirements of the accounting profession and the Securities and Exchange Commission, including a comprehensive explanation of 2006 results.

* The Student Loan Corporation's 2007 Proxy Statement that responds to information required by Part III of Form 10-K is incorporated by reference into this Annual Report and Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Student Loan Corporation
(Registrant)

Daniel P. McHugh
Chief Financial Officer
February 26, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

The Student Loan Corporation's Principal Executive Officer, a Director and Attorney-in-Fact:

Michael J. Reardon
February 26, 2007

The Student Loan Corporation's Principal Financial Officer:

Daniel P. McHugh
February 26, 2007

The Student Loan Corporation's Principal Accounting Officer:

Raja A. Dakkuri
February 26, 2007

The Directors of The Student Loan Corporation listed below executed powers of attorney appointing Michael J. Reardon and Daniel P. McHugh their attorneys-in-fact, empowering him to sign this report on their behalf:

Bill Beckmann
Gina Doynow
Rodman Drake
Evelyn E. Handler
Glenda B. Glover
John Affleck-Graves
Carl E. Levinson

DIRECTORS and EXECUTIVE OFFICERS

Directors

Bill Beckmann
President
CitiMortgage, Inc.

Gina Doynow
Vice President
Citibank, N.A.

Rodman L. Drake
Managing Partner
CIP Management

Dr. Glenda B. Glover
Dean of the School of Business
Jackson State University

Dr. Evelyn E. Handler
Retired
President of the University of New Hampshire
President of Brandeis University

Carl E. Levinson
Division Executive
Citigroup Consumer Lending Group

Dr. John Affleck-Graves
Professor & Executive Vice President
Notre Dame University

Michael J. Reardon
Chairman and
Chief Executive Officer
The Student Loan Corporation

Executive Officers

Michael J. Reardon
Chief Executive Officer and President

Daniel P. McHugh
Chief Financial Officer

John P. McGinn
Chief Risk Officer

Christine Homer
Vice President, Secretary and General Counsel

Raja A. Dakkuri
Controller & Chief Accounting Officer

Kurt R. Schneiber
Executive Director of Sales

STOCKHOLDER INFORMATION

Investor Relations

Electronic or paper copies of the Company's Form 10-K, other financial information, and general information about The Student Loan Corporation may be obtained by writing to Investor Relations, The Student Loan Corporation, 750 Washington Boulevard, Stamford, CT 06901, or by telephone request to Bradley D. Svalberg, Director of Investor Relations, at 203-975-6320. Investor relations information is also available on the Company's website at *http://www.studentloan.com* by clicking on the "Investors" page.

Availability of SEC Filings

The Company makes available free of charge on and through its website, at *http://www.studentloan.com*, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission (SEC). In addition, the Company provides electronic or paper copies of its filings free of charge upon request to the Director of Investor Relations. See **Investor Relations** above. The SEC posts reports, proxy statements and other information filed by the Company at *http://www.sec.gov.*

Corporate Governance Materials

The following materials, which have been adopted by the Company, are available free of charge on the Company's website at *http://www.studentloan.com* under the "Board and Management" page or by writing to the Director of Investor Relations (see **Investor Relations** above): the Company's (i) corporate governance guidelines, (ii) code of conduct, (iii) code of ethics for financial professionals, and (iv) charters of (a) the audit committee and (b) the compensation committee. The code of ethics for financial professionals applies to the Company's principal executive officer, principal financial officer and principal accounting officer. Amendments and waivers, if any, to the code of ethics for financial professionals will be disclosed on the Company's website.

NYSE Certification

Because the Company's common stock is listed on the NYSE, the Company's chief executive officer is required to make, and he has made, annual certifications to the NYSE stating that he was not aware of any violation by the Company of the corporate governance listing standards of the NYSE. The Company's chief executive officer made his annual certifications to that effect to the NYSE as of June 19, 2006.

Customer Service

For information or inquiries regarding student loan accounts, please call 1-800-967-2400. Hearing impaired customers with a Telecommunications Device for the Deaf (TDD) may call 1-800-846-1298.

Annual Meeting

The Annual Meeting of Stockholders will be held at 8:30 a.m. on Thursday, May 3, 2007 in New York City.

Transfer Agent and Registrar

The Company's transfer agent and registrar is Citibank Stockholder Services, P.O. Box 43077, Providence, RI 02940-3077. Their toll free number is (877) 248-4237 and their fax line is (201)324-3284. They may also be contacted by e-mail at Citibank@shareholders-online.com.

Market for the Registrant's Common Equity and Related Stockholder Matters

The Company's common stock is listed and traded on the New York Stock Exchange under the ticker symbol "STU". The number of holders of record of the common stock at January 31, 2007 was 44. See quarterly information on the Company's common stock on page 60.

CERTIFICATION

I, Michael J. Reardon, certify that:

1. I have reviewed this Annual Report on Form 10-K of The Student Loan Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the consolidated financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d- 15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation, and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2007

Michael J. Reardon

Michael J. Reardon
Principal Executive Officer

CERTIFICATION

I, Daniel P. McHugh, certify that:

1. I have reviewed this Annual Report on Form 10-K of The Student Loan Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the consolidated financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation, and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2007

Daniel P. McHugh
Principal Financial Officer

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of The Student Loan Corporation (the Company) for the year ended December 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the Report), Michael J. Reardon, as Chief Executive Officer of the Company, and Daniel P. McHugh, as Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Michael J. Reardon
Michael J. Reardon
Chief Executive Officer
February 26, 2007

Daniel P. McHugh
Chief Financial Officer
February 26, 2007

This certification accompanies each Report pursuant to §906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of §18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

studentloan.com

The Student Loan Corporation

750 Washington Boulevard

Stamford, CT 06901

Telephone 1-203-975-6320

STUDENT LOAN CORPORATION

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS ***April 2, 2007***

Date of Meeting: May 3, 2007
Time: 8:30 a.m., Eastern Time
Place: 399 Park Avenue
12th Floor Auditorium
New York, New York

At the Annual Meeting, the following proposals are on the agenda for action by the stockholders:

- To elect three directors to hold office until the annual meeting in 2010, and until the election and qualification of their successors; to elect one director to hold office until the annual meeting in 2008, and until the election and qualification of her successor; and to elect one director to hold office until the annual meeting in 2009, and until the election and qualification of her successor.
- To ratify the selection of KPMG LLP as independent auditors for 2007; and
- To transact such other business as may properly come before the meeting.

Please complete the enclosed proxy card and return it promptly in the enclosed envelope. Stockholders of record at the close of business (5:00 p.m., Eastern Time) on March 23, 2007 are entitled to one vote for each share held. A list of these stockholders will be available for inspection for 10 days preceding the meeting at 750 Washington Boulevard, 9th Floor, Stamford, Connecticut, and also will be available for inspection at the meeting itself.

By order of the Board of Directors,

MJ Reardon

Michael J. Reardon
Chairman, Chief Executive Officer and President

THE STUDENT LOAN CORPORATION
750 Washington Boulevard
Stamford, CT 06901

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of The Student Loan Corporation (the "Corporation"). These proxies will be voted at the Annual Meeting of Stockholders of the Corporation, to be held at 399 Park Avenue, 12th Floor Auditorium, New York, New York, on May 3, 2007 (the "Annual Meeting"), at 8:30 a.m. (Eastern Time), and at any adjournments or postponements of such meeting. The Board of Directors has set the close of business (5:00 p.m., Eastern Time) on March 23, 2007, as the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting. As of the record date, there were 20 million shares of the Corporation's common stock outstanding and eligible to vote. Citibank, N.A. owns 80% of the Corporation's outstanding common stock. Each share of common stock entitles the holder thereof to one vote on each matter that is voted on at the Annual Meeting. This Proxy Statement and the accompanying proxy card are first being sent to stockholders on or about April 2, 2007.

CORPORATE GOVERNANCE

The Corporation continually strives to maintain the highest standards of ethical conduct: reporting results with accuracy and transparency; and maintaining full compliance with the laws, rules and regulations that govern the Corporation's businesses.

The current charters of the Audit and Compensation Committees, as well as the Corporation's Corporate Governance Guidelines, Code of Conduct, and Code of Ethics for Financial Professionals, are available in the "Investors" section of the Corporation's website: www.studentloan.com. Stockholders may obtain printed copies of these documents by writing to the Corporation's Investor Relations Office, c/o The Student Loan Corporation, 750 Washington Blvd., 9th Floor, Stamford, CT 06901, or by telephone request to (203)975-6320.

Corporate Governance Guidelines

The Corporation's Corporate Governance Guidelines embody many of our long-standing practices, policies and procedures, which are the foundation of our commitment to best practices. The Guidelines are reviewed periodically and revised as necessary to continue to reflect best practices. The full text of the Guidelines, as approved by the Board on March 22, 2007, is set forth in Annex A to this proxy statement.

The Guidelines outline the responsibilities, qualifications and composition of the Board. The Guidelines require that at least three of the members of the Board be independent. The Corporation is a "controlled corporation" within the meaning of the Rules of the New York Stock Exchange ("NYSE"), since 80% of its voting power is held by Citibank, N.A. As such, the NYSE does not require the Corporation to have a majority of independent directors on the Board. A description of the Corporation's independence criteria and its independence determinations are set forth below. The number of other public company boards on which a director may serve is subject to a case-by-case review by the Board, in order to ensure that each director is able to devote sufficient time to perform his or her duties as a director. Members of the Audit Committee may not serve on more than three public company Audit Committees, including the Audit Committee of the Corporation.

The Guidelines require that all members of the committees of the Board be independent. The Board and each committee have the power to hire and fire independent legal, financial or other advisors, as they may deem necessary, without consulting or obtaining the approval of any officer of the Corporation.

The Guidelines provide for executive sessions at each Board meeting. The responsibility for presiding at the executive sessions is rotated from meeting to meeting among the chairpersons of each Board committee.

Directors are expected to attend Board meetings, meetings of the committees on which they serve, and the annual meetings of stockholders.

Under the Guidelines, the Chairman of the Board, in consultation with the other directors, conducts an annual review of Board performance and the performance of each committee. Each committee is also required to conduct its own self-evaluation. The results of these evaluations are required to be reported to the Board. Directors have full and free access to senior management and other employees of the Corporation and are provided with orientation materials for new directors and access to continuing education programs. The Board reviews the Compensation Committee's report on the Chief Executive Officer's (the "CEO") performance in order to ensure that the CEO is providing the best leadership for the Corporation in the long and short term. The Board also works with the Compensation Committee to evaluate potential successors to the CEO.

If an outside director or an immediate family member of a director serves as a director, trustee or executive officer of a foundation, university or other non-profit organization and such entity receives contributions from the Corporation or its affiliates, such contributions will be reported to the Board. If the annual contributions exceed the greater of $50,000 or 10% of the annual consolidated gross revenue of such entity, such contributions shall be given special consideration by the Board for purposes of making the independence determination with respect to the director.

If an outside director serves as an executive officer of a foundation, university, or other non-profit organization and such entity has received, within the preceding three years, annual contributions from the Corporation or its affiliates that exceed the greater of $1 million or 2% of the annual consolidated gross revenue of such entity, such contributions are required to be disclosed in the Corporation's proxy statement.

The Guidelines restrict certain financial transactions between the Corporation and senior management and their immediate families. Personal loans to directors and their immediate family members other than credit cards, charge cards, and overdraft checking privileges made on market terms in the ordinary course of business are prohibited. Also prohibited are personal loans to executive officers or their immediate family members, except for mortgage loans, home equity loans, consumer loans, credit cards, charge cards, and overdraft checking privileges.

The Guidelines prohibit investments by the Corporation or any member of senior management in a private entity in which a director is a principal or a publicly traded entity in which a director owns or controls a 10% interest.

Definitions

- For purposes of the Corporate Governance Guidelines, as well as of Director Independence and Transactions with Related Persons discussed below; (i) the term "immediate family member" means a director's or executive officer's (designated as such pursuant to Section 16 of the Securities Exchange Act of 1934) spouse, parents, step-parents, children, step-children, siblings, mother- and father-in-law, sons- and daughters-in-law, and brothers- and sisters-in-law, and any person (other than a tenant or domestic employee) who shares the director's household, (ii) the term "primary business affiliation" means an entity of which the director or executive officer, or an immediate family member of such a person, is an officer, partner or employee, or in which the director, executive officer or immediate family member owns directly or indirectly at least a 5% equity interest, and (iii) the term "transaction with a related person" is any financial transaction, arrangement or relationship in which (a) the aggregate amount involved will or may be expected to exceed $120,000 in any fiscal year, (b) the Corporation is a participant, and (c) any related person (any director, any executive officer of the

Corporation, any nominee for director, any shareholder owning in excess of 5% of the total equity of the Corporation, and any "immediate family member" of any such person) has or will have a direct or indirect material interest.

Director Independence

The Board has adopted categorical standards to assist the Board in evaluating the independence of each of its directors. The standards describe various types of relationships that could potentially exist between a Board member and the Corporation and set thresholds at which such relationships would be deemed to be material. Provided that no relationship or transaction exists that would disqualify a director under the categorical standards and no other relationships or transactions exist of a type not specifically mentioned in the standards that, in the Board's opinion, taking into account all facts and circumstances, would impair a director's ability to exercise his or her independent judgment, the Board will deem such person to be independent.

In March 2007, the Board reviewed directors' responses to questionnaires asking about their relationships with the Corporation and its affiliates (and those of their immediate family members) and other potential conflicts of interest, as well as data provided by management related to transactions, relationships or arrangements between the Corporation and the directors or their immediate family members. The Board of Directors has determined that Dr. Affleck-Graves, Mr. Drake, Dr. Glover, and Dr. Handler satisfy the standard of independence according to the Directors Independence Standards as set out in the Corporation's Corporate Governance Guidelines, as well as to the corporate governance rules of the NYSE and the applicable Securities and Exchange Commission ("SEC") rules. As indicated in the categorical standards of independence in the Director Independence Standards, the Board believes that certain business or not-for-profit organization relationships that meet these standards are not material relationships that would impair a director's independence. In this regard, the Board considered affiliations of each non-management director and his or her immediate family members with various for-profit and not-for-profit entities by virtue of their employment, directorship, and trusteeship. All members of the Audit and Compensation Committees are considered independent for this purpose.

Categorical Standards

Relationships as Client

- Neither a director nor any immediate family member shall have any personal loans from the Corporation, except for credit cards, charge cards and overdraft checking privileges with the Corporation's affiliates in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable transactions with non-affiliated persons. In addition, affiliates of the Corporation may provide home mortgages and home improvement loans made in the ordinary course of business, of a type that is generally made available to the public, and is on market terms, or terms that are no more favorable than those offered, to directors who are employees of the Corporation or its affiliates.
- Any other financial services provided to a director or any member of his/her immediate family by the Corporation must be made in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with non-affiliated persons.

Advisory and Consulting Arrangements

- Neither a director nor any immediate family member of a director shall, during any 12-month period within the last three years, have received, directly or indirectly, from the Corporation any compensatory fees or benefits in an amount greater than $100,000, other than (a) standard compensation arrangements applicable to non-employee directors generally; or (b) compensation paid to an immediate family member of a director who is a non-executive employee of the Corporation.

Business Relationships

- All payments made by the Corporation or its affiliates to, and payments received by the Corporation from, a director's primary business affiliation or the primary business affiliation of an immediate family member of a director must be made in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable transactions with non-affiliated persons.
- In addition, the aggregate amount of payments in any of the last three fiscal years by the Corporation and its affiliates to, and to the Corporation and its affiliates from, any company of which a director is an executive officer or employee or where an immediate family member of a director is an executive officer, must not exceed the greater of $1,000,000 or 2% of the consolidated gross revenues of the company receiving the payment.

Charitable Contributions

- Annual contributions made by the Corporation or its affiliates in any of the last three fiscal years to a foundation, university, or other non-profit organization ("Charitable Organization") of which a director or an immediate family member serves as a director, trustee or executive officer may not exceed the greater of $50,000 or 10% of the annual consolidated gross revenue of the Charitable Organization.

Employment/Affiliations

- An outside director shall not:
  - (i) be or have been an employee of the Corporation within the last three years; or
  - (ii) be part of, or within the past three years have been part of, an interlocking directorate in which an executive officer of the Corporation serves or has served on the compensation committee of a company that concurrently employs or employed the director.
- An outside director may not have a family member who:
  - (i) is an executive officer of the Corporation or has been within the last three years; or
  - (ii) is, or within the past three years has been part of an interlocking directorate in which an executive officer of the Corporation serves or has served on the compensation committee of a company that concurrently employs or employed such family member.
- (A) Neither a director nor an immediate family member may be a current partner of a firm that is the Corporation's internal or external auditor; (B) a director may not be a current employee of such a firm; (C) a director may not have an immediate family member who is a current employee of such a firm and who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice; or (D) a director or an immediate family member may not have been within the last three years a partner or employee of such a firm and personally worked on the Corporation's audit within that time.
- No member of the Audit Committee shall be an affiliated person of the Corporation.

Immaterial Relationships and Transactions

- The Board may determine that a director is independent notwithstanding the existence of an immaterial relationship or transaction between the director and the Corporation or its affiliate, provided the Corporation's proxy statement includes a specific description of such relationship as well as the basis for the Board's determination that such relationship does not preclude a determination that the director is independent. Relationships or transactions between a director and the Corporation or its affiliate that comply with the Corporate Governance Guidelines, including but not limited to the sections entitled Transactions with Directors, Loans to Directors, Loans to Executive Officers, and Investments, are deemed to be categorically immaterial and do not require disclosure in the proxy statement (unless such relationship or transaction is required to be disclosed pursuant to Item 404 of SEC Regulation S-K).

Transactions with Related Persons

The Board has adopted a policy regarding the review of transactions between the Corporation and its related persons as a part of its Corporate Governance Guidelines (attached as Annex A). Under the policy, the Board of Directors is responsible for reviewing such transactions with related persons. No director shall participate in any discussion of a transaction with a related person for which he or she or any member of his or her immediate family is a related person, except that the director shall provide all material information concerning the transaction with the related person to the Board. The policy also contains a list of categories of transactions that would be deemed "exempted" from the Board approval requirement.

Interaffiliate Transactions

The Corporation has engaged and expects to continue to engage in a variety of business arrangements with Citibank, N.A., a related person of the Corporation, and its affiliates ("interaffiliate transactions"). All material interaffiliate transactions, as well as material amendments or renewals, must be approved by the Audit Committee.

Omnibus Credit Agreement

This agreement with Citibank, N.A. provides a maximum aggregate credit limit of $30 billion through December 31, 2009, at which time it is anticipated that the agreement will be extended. The Corporation had outstanding short- and long-term unsecured borrowings with Citibank, N.A. of $11.1 billion and $9.2 billion, respectively, as of December 31, 2006, incurred under the terms of this agreement. The largest aggregate amount of principal outstanding during 2006 was $26.2 billion. During 2006, the Corporation repaid to Citibank, N.A. $3.5 billion in principal for long-term unsecured borrowings. The Corporation incurred approximately $1.2 billion in interest. As of December 31, 2006, the weighted-average interest rate was 5.3%.

Interest Rate Swap and Option Agreements

The Corporation is a party to interest rate swaps and options with Citibank, N.A., an investment-grade counterparty, to manage its interest rate risk exposure. Following is a summary of interest rate derivative agreements as of December 31, 2006:

(Dollars in thousands)	Notional Value	Fair Value Asset	Fair Value Liability
Prime / LIBOR Swaps	$4,000,000	$ —	$ 761
Other LIBOR Based Swaps	8,035,000	462	1,803
Interest Rate Floor Options	6,200,000	—	9,500

The PRIME/LIBOR swap agreements matured in January 2007. The other LIBOR based swaps mature in 2011, 2014, and the remainder mature in 2017. The Corporation's interest rate floor options mature in 2016 and 2021.

Student Loan Origination Agreement and Servicing Fees Earned

CitiAssist® Loans are originated by Citibank, N.A. through an intercompany agreement. Following full disbursement, the Corporation purchases all CitiAssist® Loans at Citibank, N.A.'s carrying value at the time of purchase, plus a contractual premium. Total CitiAssist® Loans purchased by the Corporation during 2006 was

$1,728 million. Total premiums paid by the Corporation related to the 2006 CitiAssist® Loan purchases was $11 million. As of December 31, 2006, the Corporation was committed to purchase CitiAssist® Loans of $1.3 billion.

The Corporation also earns loan origination and servicing revenue for work performed on CitiAssist® Loans held by Citibank, N.A. prior to purchase by the Corporation. The Corporation received revenue of $7 million in 2006 related to this agreement.

Facilities

Citibank, N.A. provides the Corporation's office facilities and furniture in Pittsford, New York, and in Stamford, Connecticut. During 2006, the Corporation made payments of approximately $2.9 million for use of the Pittsford and Stamford facilities, which included the Corporation's allocable share of utilities, security and cafeteria expenses.

Salaries and employee benefits

The Corporation's employees are covered under various benefit plans of Citigroup Inc. ("Citigroup"), which indirectly owns all of the stock of Citibank, N.A., including: medical and life insurance plans that cover active, retired and disabled employees; defined benefit pension; dental insurance plan; defined contribution plan; salary continuance for disabled employees and workers compensation. Citigroup charges the Corporation a fee calculated as a fixed percentage of total salaries. The Corporation also participates in various Citigroup stock-based compensation programs under which Citigroup stock or stock options are granted to certain of the Corporation's employees. The Corporation has no stock-based compensation programs in which its own stock is granted. The Corporation pays Citigroup directly for participation in certain of its stock-based compensation programs, but receives a capital contribution for those awards related to participation in the employee incentive stock option program. The approximate dollar value of the amount involved in these fees for 2006 was $12.8 million.

Servicing, Professional and Other Fees Paid

The Corporation's loan portfolio consists primarily of student loans originated under the Federal Family Education Loan Program ("FFELP") through a trust agreement with Citibank, N.A. The majority of the loan originations and servicing work on the Corporation's FFELP and CitiAssist® Loan portfolios was performed under the provisions of intercompany agreements with affiliates of the Corporation, including Citibank (South Dakota), N.A. and Citibank, N.A., which also have various marketing arrangements with the Corporation. The approximate dollar value of the amount involved in these fees for 2006 was $46.5 million.

Other Interaffiliate Arrangements

Citigroup and its subsidiaries engage in other transactions and servicing activities with the Corporation, including cash management, data processing, telecommunications, payroll processing and administration, facilities procurement, and others. The approximate dollar value of the amount involved in these arrangements for 2006 was $8.6 million.

Communications with the Board

Stockholders or other interested parties who wish to communicate with a member or members of the Board of Directors may do so by addressing their correspondence to the Board member or members, c/o the Corporate Secretary, The Student Loan Corporation, 750 Washington Blvd., 9th Floor, Stamford, CT 06901.

Code of Ethics

The Board has adopted a Code of Ethics for Financial Professionals governing the principal executive officers of the Corporation and all Corporation professionals serving in a finance, accounting, treasury, tax or investor relations role. A copy of the Code of Ethics is available on our website at www.studentloan.com. Click on "Investors," "Board and Management," and then "Code of Ethics for Financial Professionals." It is listed as an Exhibit to the Corporation's Annual Report on Form 10-K. The Corporation intends to disclose amendments to, or waivers from, the Code of Ethics, if any, on the website.

Code of Conduct

The Board has adopted a Code of Conduct, which outlines the principles, policies and laws that govern the activities of the Corporation and its employees, agents and representatives and establishes guidelines for professional conduct in the workplace. Every employee is required to read and follow the Code of Conduct. A copy of the Code of Conduct is available on our website at www.studentloan.com. Click on "Investors," "Board and Management," then "Code of Conduct."

Ethics Hotline

The Corporation strongly encourages employees to raise possible ethical issues, and offers several channels by which employees and third parties may report ethical concerns or incidents, including, without limitation, concerns about accounting, internal controls or auditing matters. It participates in the Ethics Hotline maintained by Citigroup's Global Compliance Division and is available 24 hours a day, seven days a week with live operators who can connect to translators in multiple languages, maintains a dedicated email address, fax line, and web-link. Employees may choose to remain anonymous. The Corporation prohibits retaliatory action against any individual for raising legitimate concerns or questions regarding ethical matters, or for reporting suspected violations. Calls to the Ethics Hotline are received by a third party vendor, which reports the calls to Citigroup's Ethics Office of the Global Compliance Division for review and investigation. Employees may also report suspected or attempted fraud to the Corporate Security and Investigation Services of Citigroup.

STOCK OWNERSHIP

The following directors, director nominees, and named executive officers, and all current directors and executive officers as a group, owned, as of March 23, 2007, the number of shares of the Corporation's common stock set forth below. All owners have sole voting power and investment power with respect to such shares. The current directors and executive officers of the Corporation as a group beneficially own less than 1% of the total shares of common stock outstanding.

Name/Position	Shares of SLC Common Stock
John Affleck-Graves, Director	100
Yasmine Anavi, Director Nominee	0
Bill Beckmann, Director	2,600
Gina Doynow, Director	0
Rodman L. Drake, Director	104
Mark Gilder*	0
Glenda B. Glover, Director	0
Evelyn E. Handler, Director	0
Christine Y. Homer, Vice President, Secretary and General Counsel	0
Carl E. Levinson, Director	0
John McGinn, Vice President and Chief Risk Officer	0
Daniel P. McHugh, Vice President and Chief Financial Officer	0
Loretta Moseman, Director Nominee	0
Michael J. Reardon, Chief Executive Officer, President and Director	0
Kurt Schneiber, Vice President and Executive Director of Sales	0
All directors and executive officers as a group (15 persons)	2,804

* Mr. Gilder left the Corporation effective September 30, 2006.

Certain Other Share Owners

Citibank, N.A., an indirect wholly owned subsidiary of Citigroup, is the holder of 16,000,459 shares of the Corporation's outstanding common stock as of March 23, 2007, which represents 80% of the Corporation's outstanding common stock. Citigroup Holdings Company is the sole stockholder of Citibank, N.A. and Citigroup is the sole stockholder of Citigroup Holdings Company. Each of Citibank N.A., Citigroup Holdings Company and Citigroup has shared voting power and shared dispositive power with respect to such shares. The address of the principal office of each of Citibank N.A., Citigroup Holdings Company and Citigroup is 399 Park Avenue, New York, NY 10043.

Citibank, N.A. is the only person known by the Corporation to own beneficially more than 5% of the Corporation's outstanding common stock.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Corporation's officers and directors, and persons who own more than 10% of the Corporation's outstanding common stock, to file with the SEC and the NYSE initial reports of ownership, reports of changes in ownership, and annual reports of ownership of common stock. Such directors, officers, and 10% stockholders are also required to furnish the Corporation with copies of all such filed reports.

Based on its review of the forms it received, or written representations from reporting persons, the Corporation believes that all of its directors, officers and 10% shareholders timely filed all required reports under Section 16(a) during 2006.

BOARD OF DIRECTORS

Nomination of Directors

The Board of Directors has not established a separate standing nominating and corporate governance committee. Since 80% of the Corporation's voting power is held by Citibank, N.A., the Corporation is considered a "controlled corporation." A "controlled corporation" is not required by the corporate governance rules of the NYSE to have a separate standing nominating and corporate governance committee. In light of the Corporation's status as a "controlled corporation" and the NYSE corporate governance rules, the Board believes that it is appropriate not to have a separately designated nominating committee and therefore, the Corporation does not have a nominating committee charter. The Board of Directors as a whole performs the functions that would typically be performed by a nominating committee.

The Chairman of the Board initially considers all qualified independent director candidates identified by members of the Board, by senior management, by security holders or by a search firm. Security holders who would like to propose an independent director candidate for consideration by the Board may do so by submitting the candidate's name, résumé and biographical information to the attention of the Corporate Secretary, The Student Loan Corporation, 750 Washington Blvd., Stamford, CT 06901. All proposals for nomination received by the Corporate Secretary will be presented to the Chairman of the Board for consideration. Based on the Chairman's assessment of each candidate's independence, skills and qualifications, and after consultation with the Compensation Committee, the Chairman of the Board makes recommendations regarding potential independent director candidates to the Board. The Chairman of the Board and the Board follow the same process and use the same criteria for evaluating candidates proposed by security holders, members of the Board of Directors, and members of senior management.

Citibank, N.A., the holder of the majority of the Corporation's outstanding common stock, makes recommendations regarding all potential director candidates to the Board other than the independent director candidates recommended by the Chairman of the Board, as described above.

The Board reviews each director candidate's biographical information and assesses each candidate's independence, skills and expertise based on a variety of factors, including the following criteria, which have been developed and approved by the Board:

- Whether the candidate has exhibited behavior that indicates he or she is committed to the highest ethical standards.
- Whether the candidate has had broad business, governmental, non-profit or professional experience that indicates that the candidate will be able to make a significant and immediate contribution to the Board's discussion and decision-making.
- Whether the candidate has special skills, expertise and background that adds to and complements the range of skills, expertise and background of the existing directors.
- Whether the candidate has had a successful career that demonstrates the ability to make the kind of important and sensitive judgments that the Board is called upon to make.
- Whether the candidate will effectively, consistently and appropriately take into account and balance the legitimate interests and concerns of the Corporation's stockholders and our other stakeholders in reaching decisions.
- Whether the candidate will be able to devote sufficient time and energy to the performance of his or her duties as a director.

Application of these factors involves the exercise of judgment and cannot be measured in any mathematical or routine way.

As stated above, Dr. Affleck-Graves, Mr. Drake, Dr. Glover and Dr. Handler are independent in accordance with the Board of Directors' independence standards as set out in the Company's Corporate Governance Guidelines and the corporate governance rules of the NYSE.

PROPOSAL 1: ELECTION OF DIRECTORS

The Board of Directors consists of eleven members. The Corporation currently has eight directors and three vacancies on its Board of Directors. The vacancies are due to the resignation of Ms. Stephanie B. Mudick effective November 9, 2006, Mr. Simon Williams effective December 20, 2006, and Mr. Michael Dunn effective February 6, 2007. Nominees have been proposed by the Board of Directors to fill two of the vacancies.

The Corporation's directors are divided into three classes. The directors of each class serve for a term of three years, and, therefore, the stockholders of the Corporation generally will elect one-third of the directors at each annual meeting. Of the current members, Mr. Bill Beckmann, Dr. Glenda B. Glover and Mr. Michael J. Reardon serve for a term expiring at this Annual Meeting; Ms. Gina Doynow and Mr. Rodman L. Drake serve for a term expiring at the annual meeting in 2008; and Dr. John Affleck-Graves, Dr. Evelyn Handler, and Mr. Carl E. Levinson serve for a term expiring at the annual meeting in 2009.

Mr. Bill Beckmann, Dr. Glenda B. Glover and Mr. Michael J. Reardon have been proposed for election as directors of the Corporation to hold office until the third annual meeting following their election. Ms. Yasmine Anavi has been proposed for election as a director of the Corporation to fill the vacancy created by the resignation of Mr. Williams, and to hold office until the first annual meeting following her election. Ms. Loretta Moseman has been proposed for election as a director of the Corporation to fill the vacancy created by the resignation of Mr. Dunn, and to hold office until the second annual meeting following her election.

If any nominee is unable to serve out his or her term, the Board of Directors may appoint a successor to fill the unexpired portion. The election of each nominee requires the affirmative vote of a plurality of the votes cast at the Annual Meeting.

The Board of Directors recommends a vote FOR the named nominees.

Director Information

The following information with respect to each director and director nominee is set forth below: name, age, positions and offices held, principal occupation, certain other of the director's activities and term of office as director. Mr. Beckmann, Mr. Reardon, Mr. Levinson, Ms. Doynow, Ms. Anavi, and Ms. Moseman are officers of Citigroup or its subsidiaries. Citigroup indirectly owns 80% of the outstanding common stock of the Corporation.

Nominees for Director

- For Terms Expiring in 2010

Bill Beckmann, 46. Mr. Beckmann has been a director of the Corporation since October 1997 and served as Chairman of the Board of Directors of the Corporation from January 2001 to January 2005. Prior to that, he was the President of the Corporation from October 1997 to January 2001 and its CEO from May 1998 to January 2001. Before joining the Corporation, from 1984 to 1994, he held a number of jobs with Citigroup subsidiaries, including managing strategic planning for the Citicorp Card Products Group, managing finance for Citicorp's private label credit card program and managing asset dispositions for a provider of real-time financial information. From 1994 to 1997, Mr. Beckmann was a Vice President of International Business Machines, with responsibility for developing its Internet business. From April 2003 to July 2005, Mr. Beckmann served as President of Citigroup Real Estate Servicing and Technology. Since July 2005, Mr. Beckman has served as President and Chief Operating Officer of CitiMortgage, Inc. Mr. Beckmann is a member of Citigroup's Management Committee.

Glenda B. Glover, 54. Dr. Glover has been the Dean of the College of Business of Jackson State University since 1994. From 1990 to 1994, she was the Chairperson of the Department of Accounting and an Assistant Professor at Howard University. Prior to joining Howard University, from 1985 to 1990, Dr. Glover was the Chief Financial Officer and a Senior Vice President of Metters Industries, Inc. From 1979 to 1984, she was the Project Manager for Tax Administration and Coordinator of Investor Relations at Potomac Electric Power Co. Dr. Glover founded the National Center for Enterprise Zone Research in 1987 and is currently the President of this non-profit economic development corporation. Dr. Glover also is a member of the Board of Directors of Lenox Group where she is a member of the Audit Committee. Dr. Glover is a member of the Board of Directors of Alpha Kappa Alpha Sorority, Inc. where she serves as National Treasurer. She also serves on the Advisory Board for Union Planters Bank of Mississippi and has served as a Board Examiner for the American Institute of Certified Public Accountants.

Dr. Glover earned her Ph.D. in business from George Washington University and her J.D. from Georgetown University Law Center.

She has been a director of the Corporation since May 1998.

Michael J. Reardon, 50. Mr. Reardon has been the CEO and a director of the Corporation since July 15, 2004, and was appointed Chairman of the Board of Directors of the Corporation in January 2006. He has been the President of the Corporation since February 11, 2005. Mr. Reardon served as Acting Chief Financial Officer of the Corporation from January 23, 2004 to April 1, 2004. Prior to these positions, Mr. Reardon was the Chief Financial Officer of Citigroup's Consumer Assets Division from April 15, 2002 to July 14, 2004. His previous roles include Chief Administrative Officer for the Citigroup Consumer Finance and Consumer Assets Division from December 1, 2000 to April 14, 2002; Managing Director of the Citigroup Strategy and Business Development Group from January 1, 1999 to April 13, 2002; Travelers Group Managing Director of Financial Planning and Analysis from June 1, 1996 to December 31, 1998; and Managing Director of High Yield Leverage Finance for Salomon Smith Barney from May 1, 1994 to May 31, 1996.

Mr. Reardon is a member of the Global Consumer Group ("GCG") Planning Committee.

- For Terms Expiring in 2009

Loretta Moseman, 50. Ms. Moseman is the Global Treasurer for GCG. She is a member of the GCG Planning Committee. Additionally, Ms. Moseman chairs the US Asset/Liability Committee for Citigroup and is a member of the Citigroup Financial Asset Liability Committee.

Prior to this, Ms. Moseman served as the North American Cards Treasurer. Previously, she was the Citicorp Market Risk Manager and served on its Market Risk Policy Committee. Ms. Moseman started her career with Citigroup in 1980 in the Accounting Policy function and held various finance positions.

Before joining Citigroup, Ms. Moseman worked for Price Waterhouse from January 1978 to August 1980, where she earned her CPA. She received her MBA from St. John's University and her BS from Long Island University.

- For Terms Expiring in 2008

Yasmine Anavi, 47. Ms. Anavi is Managing Director and Chief Risk Officer of GCG. She is a member of the Citigroup Management Committee, Risk Management Operating Committee, and the GCG Planning Committee.

In November 2005, she was named Executive Vice President and Chief Risk Officer of GCG-International. She also served as Director and Chief Credit Officer of Citibank, FSB, Citibank (West), FSB and Citibank Texas, N.A. from August 2005 to January 2006. In May 2005, she was named Executive Vice President and Chief Risk Officer of Citigroup's Retail Banking North America. From August 1998 to May 2005, she was Executive Vice President and Chief Risk Officer of Citi Cards North America.

Prior to joining Citigroup in 1998, Ms. Anavi was a Senior Vice President and Group Credit Executive at Chase Manhattan Bank, where she was responsible for its national consumer loan portfolio. She began her career at one of Chase Manhattan Bank's predecessor companies, Chemical Bank.

Ms. Anavi received her MBA in Finance from New York University's Stern School of Business and a BBA in International Marketing from Baruch College.

Continuing Directors

- Terms Expiring in 2009

John Affleck-Graves, 56. Dr. Affleck-Graves has been the Executive Vice President of the University of Notre Dame since May 2004. From July 2001, he served as a Vice President and Associate Provost. From August 1986 to June 2000, Dr. Affleck-Graves served in various positions at the University of Notre Dame including as a faculty member in the Department of Finance and Business Economics. He served as the Chair of the Department from 1996 to 2000 and he continues to hold the position of the Notre Dame Chair in Finance. From May 2000 to June 2001, he was the Patty Hill Smith Eminent Scholar at Florida State University.

A graduate of the University of Cape Town, South Africa, Dr. Affleck-Graves has written on a wide variety of topics in finance and investments, including asset pricing models, initial public offerings, and shareholder value added. He has won teaching awards at Notre Dame, the University of Cape Town and Rotterdam School of Management.

Dr. Affleck-Graves is a director of St. Joseph's Capital Bank, Express-1 Expedited Solutions, and South Bend Symphony Orchestra. He serves on the Audit Committee of Express-1 Expedited Solutions.

Dr. Affleck-Graves was elected as a director of the Corporation in 2006.

Evelyn E. Handler, 73. Dr. Handler served as the Executive Director and CEO of the California Academy of Sciences from 1994 to 1997. Prior to joining the California Academy of Sciences, Dr. Handler served as a Research Fellow and as an Associate of the Graduate School of Education at Harvard, and as a Senior Fellow at The Carnegie Foundation for the Advancement of Teaching. She served as President of Brandeis University from 1983 to 1992, and as President of the University of New Hampshire from 1980 to 1983. Previously, she was Dean of Sciences and Mathematics and professor of biological sciences at Hunter College. Dr. Handler also acted as the President of Merrimack Consultants LLC, Bow, New Hampshire from 1999 to 2004.

A graduate of Hunter College, Dr. Handler earned her M.Sc. and her Ph.D. degrees from New York University and her J.D. from Pierce Law. She has written extensively on myelogenous leukemia research. Dr. Handler is a Fellow of the American Association for the Advancement of Science and a Fellow of the New York Academy of Sciences. Additionally, she was elected to the Board of Governors of the New York Academy of Sciences in 1979. She holds honorary degrees from the University of Pittsburgh, Rivier College and Hunter College.

Dr. Handler has been a director of the Corporation since April 1993.

Carl E. Levinson, 60. Mr. Levinson serves as the Group Executive for Citigroup's Consumer Lending Group ("CLG"). In this role, he is responsible for the businesses that provide real estate, education and automobile financing to customers in North America. Prior to assuming his current responsibilities in September 2005, Mr. Levinson had been Division Executive for Citigroup's Consumer Assets Division since 1997 and has been Chairman of CitiMortgage, Inc. since August 1992. Mr. Levinson joined Citicorp in 1973 as a manager of Funds Transfer in the New York Operating Group. In 1975 he became head of Citicorp Remittance Services. From 1982 to 1984, Mr. Levinson was the Product Manager for Citicorp Retail Services, Director of Business Development and Commercial Credit. In September 1986, he was appointed President and General Manager of Citicorp Retail Services, which offers private label credit card programs to leading retailers. He was appointed General Manager of Card Services in 1991 and spearheaded a corporate expense task force during the first half of 1992.

Mr. Levinson has been a director of the Corporation since October 1994, and from July 1997 to January 2001 and from January 2005 to January 2006 served as Chairman of the Board. He also served as the Corporation's CEO from October 1997 to May 1998. Mr. Levinson is a member of the Management Committee of Citigroup.

- Terms Expiring in 2008

Gina Doynow, 48. Ms. Doynow is Executive Vice President, Citi Cards, responsible for the Enhancement Services business unit within the North American credit card division of Citigroup. This group provides financial and personal protection products, insurance and other services and value offers for consumers.

Since joining Citigroup as a Management Associate in 1988, Ms. Doynow has held a number of operations, risk, marketing and management positions within the Retail Bank and Card Services divisions. These included responsibility for the US Financial Sector Partnerships and the Canada Card Market, Fraud Policy Director, as well as Business Manager for the US College Credit Card Unit. From 1995 to 1997, she also served as Citigroup's Representative to the MasterCard International Security Committee.

Ms. Doynow was previously a director of the Citicorp Credit Services, Inc. (Delaware). In addition to her business roles, she chairs the Women's Council for Citi Cards. She is also active in the March of Dimes Campaign.

Ms. Doynow earned her undergraduate bachelor's degree at the University of Virginia and her MBA at New York University.

Rodman L. Drake, 64. Since 1997, Mr. Drake has acted as Managing Director of CIP Management, a private equity group, which he also co-founded. He is a director of Jackson Hewitt, the tax preparation service, where he serves on the corporate governance and compensation committees. Since 1995, he has been a director of Parsons Brinkerhoff, a $1.7 billion employee-owned global infrastructure engineering firm, where he is chair of the audit committee, and a member of the nominating committee.

Mr. Drake is Chairman of the Hyperion/Brookfield Funds, two NYSE-traded closed-end funds invested in mortgage-backed securities, where he is a member of the audit and nominating committees. He is Chairman of Excelsior and Laudus Funds, sponsored by U.S. Trust/Schwab, where he is a member of the governance committee. Mr. Drake is also a director of Celgene Corp., a global biotechnology company where he is a member of the nominating and audit committees, and Crystal River Capital where he is a member of the audit and compensation committees.

Active in community service, Mr. Drake is a director of the Animal Medical Center of New York. From 1988 to 1993, he was a trustee of the Lebanese-American University in Beirut, Lebanon.

Mr. Drake has been a director of the Corporation since April 2005.

Board Meeting Data

There were 12 meetings of the Board of Directors during 2006. Each director attended at least 75% of the total number of meetings of the Board of Directors and meetings of Board committees in which he or she was a member in 2006.

Meetings of Non-Management Directors

The Corporation's non-management directors generally meet in executive session without any management directors in attendance prior to regularly-scheduled Board meetings, which are usually five times each year, and, if the Board convenes a special meeting, the non-management directors may meet in executive session if the circumstances warrant.

Board Committees

The Board of Directors has established an Audit Committee and a Compensation Committee.

Audit Committee

The principal function of the Audit Committee is to assist the Board in fulfilling its oversight responsibility relating to: (i) the integrity of the Corporation's financial statements and financial reporting process and the Corporation's systems of internal accounting and financial controls; (ii) the performance of the internal audit function—Audit and Risk Review (ARR); (iii) the annual independent audit of the Corporation's financial statements, the engagement of the independent auditors and the evaluation of the independent auditors' qualifications, independence and performance; (iv) policy standards and guidelines for risk assessment and risk management; (v) the compliance by the Corporation with legal and regulatory requirements, including the Corporation's disclosure controls and procedures; and (vi) the fulfillment of the other responsibilities set out in the Audit Committee Charter. The Board of Directors delegated the authority to review and approve material interaffiliate agreements to the Audit Committee. The Audit Committee, which included Dr. Affleck-Graves, Mr. Drake, Dr. Glover (Chairperson) and Dr. Handler, had 8 meetings in 2006.

The Board of Directors has determined that Mr. Drake is an "audit committee financial expert," as defined by the SEC rules.

A copy of the Audit Committee Charter, adopted by the Board, is hereby filed with the Corporation's Proxy Statement. In addition, a copy of the Audit Committee Charter is available on the Corporation's website at www.studentloan.com or upon request to the Corporation's Investor Relations Office, c/o The Student Loan Corporation, 750 Washington Blvd., 9th Floor, Stamford, CT 06901; or by telephone request to (203) 975-6320.

Compensation Committee

The principal functions of the Compensation Committee are reviewing and approving compensation for all executive officers of the Corporation, evaluating annually individual and corporate performance and evaluating information concerning such matters as competitive compensation levels and employee benefit programs. The Compensation Committee, which included Dr. Affleck-Graves, Mr. Drake (Chairperson), Dr. Glover and Dr. Handler, had 4 meetings during 2006.

A copy of the Compensation Committee Charter, adopted by the Board, is hereby filed with the Corporation's Proxy Statement as Annex C. In addition, a copy of the Compensation Committee Charter is available on the Corporation's website at www.studentloan.com or upon request to the Corporation's Investor Relations Office, c/o The Student Loan Corporation, 750 Washington Blvd., 9th Floor, Stamford, CT 06901, or by telephone request to (203) 975-6320.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee currently consists of Mr. Drake, as Chairperson, Dr. Affleck-Graves, Dr. Glover, and Dr. Handler. During 2006, none of the Compensation Committee members: (i) was an officer or employee of the Corporation, (ii) was formerly an officer of the Corporation; or (iii) had any material transactions with related persons. In addition, none of the executive officer of the Corporation served as: (i) a director of another entity, one of whose executive officers served on the Corporation's Compensation Committee; or (ii) a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as one of the Corporation's directors.

Involvement in Certain Legal Proceedings

There are no legal proceedings to which any director, officer, or principal shareholder, or any affiliate thereof, is a party that would be material and adverse to the Corporation.

Directors' Compensation

Directors' compensation is determined by the Board of Directors. During the fiscal year 2006, directors who were not employees of the Corporation or affiliated companies received an annual fee of $60,000 for service on the Board; an additional annual fee of $15,000 for service on the Compensation Committee; and an additional annual fee of $20,000 for service on the Audit Committee. The Chairperson of the Audit Committee received an additional annual fee of $25,000, and the Chairperson of the Compensation Committee received an additional annual fee of $10,000 for their respective services performed. The designated "audit committee financial expert" received an additional annual fee of $10,000 for his services performed.

At a meeting on February 21, 2007, the Board of Directors adopted a resolution to increase the annual fee for directors who are not employees of the Corporation to $75,000 effective January 1, 2007. Other fees remain unchanged.

Directors who are employees of the Corporation or affiliated companies do not receive any fees or additional compensation for services as members of the Board or any committee. All directors are reimbursed for travel and other related expenses.

The following table provides information on 2006 compensation for non-employee directors.

Director	Fees earned or paid in cash
John Affleck-Graves*	$ 58,984
Rodman Drake	$105,000
Glenda Glover	$117,500
Evelyn Handler	$107,500

* Dr. Affleck-Graves joined the Board of Directors in May 2006.

AUDIT COMMITTEE REPORT

The Audit Committee operates under a charter that specifies the scope of the Audit Committee's responsibilities and how it carries out those responsibilities. A copy of the Audit Committee Charter is attached to the Corporation's proxy statement as Annex B.

The Board of Directors has determined that all four members of the Audit Committee are independent based upon the standards adopted by the Board, which incorporate the independence requirements under applicable laws, rules, and regulations.

Management is responsible for the financial reporting process, the system of internal controls, including internal control over financial reporting, and procedures designed to ensure compliance with accounting standards and applicable laws and regulations. The Corporation's independent registered public accounting firm, KPMG LLP ("independent auditor"), is responsible for integrated audit of the consolidated financial statements and internal control over financial reporting. The Audit Committee assists the Board in oversight of these processes and procedures. The members of the Audit Committee are not professionally engaged in the practice of accounting or auditing and are not professionals in these fields.

Audit Committee meetings are conducted so as to encourage communication among the members of the Audit Committee, management, the internal auditors, and the independent auditor. Among other things, the Audit Committee met with the Corporation's internal and independent auditors, and discussed the overall scope and plans for their respective audits. The Audit Committee separately met with each of the internal and independent auditors, with and without management, to discuss the results of their examinations and their evaluations of the Corporation's internal controls. The Audit Committee also discussed with the independent auditor all matters required by generally accepted auditing standards including those described in Statement on Auditing Standards No. 61, "Communication with Audit Committees" as amended by Statement on Auditing Standards No. 90 "Audit Committee Communications."

The Audit Committee reviewed and discussed the audited financial statements of the Corporation as of and for the year ended December 31, 2006 with management and the independent auditor.

The Audit Committee has received the written disclosure required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees." The Committee discussed with the independent auditor any relationships that may have an impact on its objectivity and independence and satisfied itself as to the auditor's independence. Effective January 1, 2003, the Corporation adopted a policy that it would no longer engage its independent auditor for non-audit services other than "audit-related" services as defined by the SEC, certain tax services and other permissible non-audit services as specifically approved by the Chairperson of the Audit Committee and presented to the full Audit Committee at its next regular meeting. The policy also requires pre-approval of all services provided. The policy includes limitations on the hiring of the independent auditor's partners and other professionals to ensure that the Corporation satisfies the SEC's auditor independence rules. The Audit Committee has reviewed and approved the amount of fees paid to KPMG for audit and non-audit services. The Audit Committee has delegated to its Chairperson the authority to approve such services for work up to $150,000 per engagement. The Audit Committee concluded that the provision of services by KPMG is compatible with the maintenance of KPMG's independence.

Based on the above-mentioned review and discussions with management, the internal auditors and the independent auditor, and subject to the limitations on the role and responsibilities described above of the Audit Committee and in the Audit Committee Charter, the Audit Committee recommended to the Board of Directors that the Corporation's audited financial statements be included in the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, for filing with the SEC.

By the Audit Committee

Dr. Glenda B. Glover, Chairperson
Dr. John Affleck-Graves
Rodman L. Drake
Dr. Evelyn E. Handler

April 2, 2007

EXECUTIVE COMPENSATION

NAMED EXECUTIVE OFFICERS

The executive officers of the Corporation are set forth below. Officers serve at the pleasure of the Board.

Name	Age	Position and Office Held
Michael J. Reardon	50	Chairman, Chief Executive Officer, and President
Christine Y. Homer	40	Vice President, Secretary and General Counsel
John McGinn	38	Vice President and Chief Risk Officer
Daniel P. McHugh	37	Vice President and Chief Financial Officer
Kurt Schneiber	49	Vice President and Executive Director of Sales
Mark Gilder*	53	Vice President and Chief Operating Officer

* Mr. Gilder left the Corporation effective September 30, 2006.

Information with respect to Mr. Reardon is set forth above.

Ms. Homer joined the Corporation on March 7, 2006, as Vice President, Secretary and General Counsel. From June 2004, she served as corporate counsel to Women and Company and General Counsel to the Citibank Retail Distribution Group proprietary funds transfer business. From 1999 to 2004, Ms. Homer was a member of Citigroup's Corporate Mergers and Acquisition Legal Department where she focused on transactions for the global consumer businesses; she served as Interim Head of the department from 2002. Ms. Homer joined Citigroup in 1997. Ms. Homer serves as a director on the Board of the New York University, School of Law Alumni Association.

Mr. McGinn joined the Corporation in January 2005 as Chief Credit Officer. Previously, Mr. McGinn was the Risk Director, Credit Information and Analytics, of Citigroup's GCG since July 2001.

Mr. McHugh joined the Corporation on April 1, 2004 as Vice President and Chief Financial Officer. Prior to joining the Corporation, Mr. McHugh was Chief Financial Officer of Citigroup Central Europe in both corporate and consumer businesses in the Czech Republic, Slovakia, Hungary, Romania and Bulgaria and the consumer business in Poland from May 2001 to March 2004. From May 1999 to April 2001, Mr. McHugh was Chief Financial Officer for the corporate and consumer businesses in the Czech Republic. Prior to joining Citigroup, Mr. McHugh was an Audit Manager with KPMG. Mr. McHugh is a CPA.

Mr. Schneiber joined the Corporation in May 2005 as Executive Director of Sales. Prior to that, Mr. Schneiber was Global Managing Director of Power, Energy & Chemicals Sector, Global Transaction Services, of Citibank, N.A. from May 2003, and Global Managing Director and Business Manager of Depositary Receipts Services of Citibank, N.A. from May 1999.

Mr. Gilder left the Corporation effective September 30, 2006, in order to accept a position at Citibank, N.A. as the Chief Information Officer, RDNA Enhancement Services & E-Commerce. Mr. Gilder was appointed Chief Operating Officer of the Corporation in July 2004. Prior to joining the Corporation, Mr. Gilder was Executive Vice President, International Leveraging at CitiCards since January 2004. Mr. Gilder joined CitiCards in 1999 and has been Business Manager of both the AT&T Universal Card and the Citi Platinum Card Portfolios. Prior to joining Citigroup, he managed Database Technology and Direct Marketing for GE Capital Global Consumer and Retailer Financial Services from 1993 to 1999. Mr. Gilder was previously with CitiCards from 1989 to 1993 as Vice President, database marketing. He also worked in the Pharmaceutical and Defense industries in the development and marketing of database applications from 1978 to 1989.

COMPENSATION DISCUSSION & ANALYSIS

Objectives of the Corporation's executive compensation programs

The Corporation rewards its senior executives according to its longstanding philosophy of compensating them for objectively demonstrable performance. The Corporation compensates its executives based not only on how its business performs from a financial standpoint, but also on how the Corporation does business. Superior performance encompasses achievement of financial goals as well as objective excellence in other key areas. Specifically, exemplifying the Corporation's Shared Responsibilities by demonstrating our responsibility to clients, each other, and our franchise, is highly valued.

Senior management compensation programs at the Corporation are designed to attract and retain the best talent, and to motivate executives to perform by linking most of the executives' compensation to demonstrable performance-based criteria. As a controlled corporation, the Corporation participates in various Citigroup compensation plans and programs. For example, the Corporation participates in Citigroup stock-based compensation programs under which Citigroup stock or stock options are granted to the Corporation's employees. The Corporation has no stock-based compensation programs in which its own stock is granted. The Corporation pays Citigroup directly for participation in certain of its stock-based compensation programs, but receives a capital contribution for those awards related to participation in the employee incentive stock option program. In addition, substantially all of the Corporation's employees participate in Citigroup's non-contributory defined benefit plans. Any pension obligation pertaining to those plans is a liability of Citigroup. Accordingly, except where otherwise noted, all references to plans and programs herein are to Citigroup plans and programs.

Awards to senior executives should reflect the performance of the Corporation as a whole, as well as individual performance, in attaining or exceeding a set of targets agreed on by the management of the Corporation and approved by the Board of Directors. To the extent an executive's performance can be linked to superior results, the executive should be rewarded. Conversely, inferior performance by an executive should lead to a reduction in, or elimination of, bonus compensation for the subject period. Inferior performance should also be evaluated to determine the underlying causes and the executive, as well as his or her staff, should be incentivized to address the issues and be rewarded for taking corrective action and improving performance.

Elements of compensation

Set forth below is a discussion of each element of compensation, why the Corporation pays each element, how each amount is determined, and how that element fits into the Corporation's overall compensation philosophy.

- **Base pay.** Base salary, while not entirely linked to the Corporation's performance, is necessary to compete for talent in the industry. Although the Corporation does not have a dollar limit on executive compensation, it maintains guidelines regarding the maximum amount of compensation for each grade level of employees. Nevertheless, management retains the discretion to pay base salaries in excess of the maximum amount provided in the guidelines should it be necessary to attract or retain talent in a competitive marketplace.
- **Non-equity and equity incentive compensation awards.** The named executive officers receive discretionary annual incentive and retention awards, based on their performance. Under the Capital Accumulation Program ("CAP"), annual discretionary incentive awards over $20,000 are awarded up to 30% in shares of restricted or deferred stock under the terms of CAP ("Core CAP"). An annual discretionary incentive CAP award consists of a Core CAP award, which has a nominal value equal to 25% of the pretax value of the discretionary award, and a Supplemental CAP award, which has a nominal value equal to between 0% and 5% of the pretax value of the discretionary award. Core CAP awards are awarded at a 25% discount to the market price at the time of the award. A named executive officer may also receive an additional Supplemental CAP award that is a discretionary retention award that is given at the same time as the annual discretionary awards. CAP awards vest over a four-year

period, thereby aligning the executives' responsibilities with the franchise and providing for fluctuations in value according to the overall franchise performance.

The Corporation has long had a requirement that executives receive their overall compensation in cash and non-cash incentive awards, and believes that the current allocation formula is the appropriate mix of cash and non-cash incentives for senior management, as well as the appropriate balance between short-term and long-term compensation. The terms of CAP are discussed in detail in the narrative following the Grants of Plan-Based Awards Table.

The named executive officers receive dividends or dividend equivalents on stock awarded to them as compensation on the same basis as other holders of such shares.

- **Health and insurance plans.** The Corporation's employees participate in various health and insurance benefit programs. The named executive officers are eligible to participate in such benefit programs on the same terms and conditions as those made available to employees generally. The Corporation provides these benefits as opportunities for employees to protect their and their family members' health and welfare through medical benefits, life insurance, disability benefits, and similar programs. Basic health and insurance benefits, while not performance linked, are necessary to compete for talent.

- **Retirement plans.** The named executive officers participate or are eligible to participate in the Pension Plan and the 401(k) Plan, which are broad-based, tax-qualified retirement plans. The purpose of these programs is to provide all employees with tax-advantaged savings opportunities and income after retirement or other termination from the Corporation. Basic tax-qualified retirement benefits, while not linked to the Corporation's performance, are necessary to compete for talent. Under the terms of the Pension Plan and 401(k) Plan, stock option gains are not taken into account in determining benefits, and the equity component of the incentive and retention awards is similarly excluded both at the time of the award and at the time of vesting. Eligible pay under these plans is limited to IRS annual limits ($220,000 for 2006). None of the named executive officers receives matching contributions from the Corporation.

  Some named executive officers have accrued benefits under legacy nonqualified retirement plans, as described in detail in the Pension Benefits Table. Accruals for the named executive officers under these supplemental plans ceased in 2001. After 2001, the only retirement benefits accrued by the named executive officers were those available generally to all salaried employees. Nonqualified deferred compensation plans are not generally available to the named executive officers of the Corporation.

- **Other compensation.** The Corporation does not, as a general rule, offer additional compensation in the form of material personal benefits to the named executive officers.

Processes for determining executive officer compensation

Industry Survey/Benchmarking. The Corporation participated in the McLagan Partners industry survey in November 2006, which gathered confidential compensation information from various companies in the consumer, retail and small business banking industry. Twelve institutions that are active in this industry participated.

Performance evaluations/role of Compensation Committee. Compensation for the CEO is based on recommendations by Mr. Carl Levinson, the Group Executive of the CLG and director of the Corporation. The CEO annually completes a scorecard, stating his goals for the coming year. Such goals are aligned with the Corporation's goals for such period as approved by the Board of Directors, the components of which are described in greater detail below. Mr. Levinson appraises the CEO's accomplishments and individual and corporate performance against his scorecard goals, and submits a recommendation for the base pay for the coming year and incentive and retention awards attributable to performance in the past year to the Compensation Committee. The Compensation Committee reviews the recommendation, analyzes the performance of the CEO by considering his leadership, commitment to the Corporation, as well as the performance criteria, and makes the final determination on any such awards.

Overall Compensation for named executive officers (other than the CEO) is based on recommendations by the CEO. Each named executive officer also completes a scorecard on an annual basis, stating his or her goals for the coming year. At the end of the fiscal year, the CEO appraises officers' accomplishments and individual and corporate performance against their scorecard goals. Overall performance ratings are then assigned to the officers on a five-point scale. The CEO reports on the performance of those executive officers to the Compensation Committee. The Compensation Committee then reviews the base pay and incentive and retention award recommendations for the named executive officers, and makes a final determination of such awards by considering the overall performance results, information obtained from the industry survey and benchmarking, and the performance criteria set forth below.

Each of the factors comprising the performance results is given the appropriate relative level of importance in determining the executives' compensation. Formulaic approaches are not used when weighting these factors, consistent with the Compensation Committee's and the Corporation's belief that the adoption of any given formula could inadvertently encourage undesirable behavior (e.g., favoring one financial measure to the exclusion of other important values). Each named executive officer's incentive and retention compensation is determined using a discretionary, balanced approach that considers, in the context of a competitive marketplace, the financial performance of the Corporation and the executive's individual leadership.

Measures of performance. For 2006, Corporation and individual performance were largely measured by looking at the following factors:

Financial Performance

- Grow revenue organically:

  In 2006, the Corporation's revenue was $656 million, $7 million (1%) higher than 2005, overcoming a challenging rate environment.

  Net interest income of $412 million for 2006 was $82 million (17%) lower than 2005. Net interest margin was 1.61% for 2006, a decrease of 26 basis points from 2005. The decrease in net interest income and net interest margin was mainly the result of higher market interest rates, increased loan origination cost amortization and lower average balances. Market interest rate increases resulted in a decline of floor income of $52 million.

  Other income of $245 million for 2006 was $89 million (57%) higher than 2005. This was mainly attributable to increased gains of $59 million on $7.7 billion of loan securitizations in 2006.

- Increase managed assets:

  The Corporation's managed student loan portfolio grew by $3.1 billion (10%) to $33.7 billion.

- Grow originations:

  FFELP Stafford and PLUS Loan disbursements grew 16%, while CitiAssist disbursement growth reached 9%.

- Manage operating expenses:

  The Corporation's total operating expense ratio (total operating expenses as a percentage of average managed student loans) for 2006 was 0.51% for the full year, virtually unchanged from 2005.

  Total operating expenses were $166 million for the full year 2006, up $17 million (11%) from 2005. The increases in operating expenses reflect the incremental costs to service and administer the larger managed loan portfolio.

Strategic Performance

- Continue growing market share:

  The 16% growth rate in FFELP Stafford and PLUS Loan disbursements was higher than the market growth in 2006.

- Execute the Corporation's strategic plan:

  Strengthened sales staff, and continued to pursue the graduate program segments.

- Improve customer retention:

  The private consolidation loan product has been introduced.

Business Practices Performance

- Maintain Exceptional Performer status subject to Higher Education Reauthorization mandates:

  The Corporation maintained the status throughout 2006.

- Excel in talent development, including the development of diverse talent:

  Management met its diversity goal of increasing minority representation at the management level.

- Deliver quality training:

  The Corporation implemented new training programs for managers and employees.

- Continue improving in controlled environment, e.g., efficiency in audit and control assessment processes:

  The Corporation received satisfactory ratings from ARR.

No specific weighting is assigned to each criterion. However, all of the above are important factors in pursuing our Shared Responsibilities. In addition, certain external factors, such as industry performance and market conditions, may affect compensation for executive officers. During 2006, information on performance of other student lending companies (Sallie Mae and Nelnet) was obtained from publicly available sources. Specifically, the Corporation analyzed data with respect to origination volume, net interest margin, growth in earnings, and expenses as a percentage of revenue. Although this information was not a material factor in determining the level of compensation for the named executive officers, any such external factors may affect compensation depending upon how the Corporation compared with other companies on an index basis. For 2006 performance, the Corporation compared favorably to other student lending companies.

Bonus and Equity awards. After determination of the amount of the named executive officers' incentive and retention compensation, the cash and equity components of the awards are determined under CAP. All named executive officers, other than Mr. Reardon, received 25% of their awards in restricted or deferred stock under CAP, and received discretionary Supplemental CAP. As Mr. Reardon received a discretionary award package valued more than $500,000, he received 25% of the entire discretionary award package as Core CAP, 5% as Supplemental CAP, and cash for the remainder of the package. As stated above, CAP awards are long-term incentives designed to increase retention and relate directly to the enhancement of shareholder value. The terms and conditions of CAP awards, including the vesting periods, the stock option election and provisions regarding termination of employment, are the same for the named executive officers as for all other CAP participants, and are described in more detail in the General Discussion of the Summary Compensation Table and Grants of Plan-Based Awards Table below.

Awards made by the Committee.

Based on the foregoing, in January 2007, the Compensation Committee made a final determination of the following awards to the named executive officers for their performance in 2006:

Name	Bonus	Stock Awards	Options	Total
Michael Reardon	$630,000	$345,000	$0	$975,000
Daniel McHugh	$206,250	$151,667	$0	$357,917
Kurt Schneiber	$300,000	$218,333	$0	$518,333
John McGinn	$150,000	$121,667	$0	$271,667
Christine Homer*	$127,500	$106,667	$0	$234,167
Mark Gilder*	$135,000	$ 90,000	$0	$225,000

* Ms. Homer joined the Corporation in March 2006, and Mr. Gilder left the Corporation in September 2006. Since Ms. Homer and Mr. Gilder were employed by the Corporation for the majority of the fiscal year, their compensation was determined in accordance with the procedures described herein.

The values for the stock awards in the above table differ from the values disclosed in the Summary Compensation Table (appearing later in this discussion) for the same awards, as shown in the table below.

Name	Stock Awards in January 2007 for 2006 Performance	Value of Stock Awards Shown in 2006 Summary Compensation table	Difference Between Stock Awarded and Summary Compensation Table
Michael Reardon	$345,000	$228,779	$ 116,221
Daniel McHugh	$151,667	$ 58,296	$ 93,371
Kurt Schneiber	$218,333	$174,921	$ 43,412
John McGinn	$121,667	$ 73,634	$ 48,033
Christine Homer	$106,667	$ 43,714	$ 62,953
Mark Gilder	$ 90,000	$211,608	$(121,608)

The differences are largely attributable to the fact that the Summary Compensation Table, which was prepared in accordance with SEC regulations issued in December 2006, values equity awards based principally on the treatment of compensation expense in the income statement of the employer under the applicable accounting rule, Statement of Financial Accounting Standards ("SFAS") No.123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"). In general under that rule, an equity award is expensed over the vesting period of the equity award, unless the employee is eligible to retire. If the employee is eligible to retire, then the award must be expensed on the grant date or accrued over a service period prior to the grant date. Although Citigroup's equity programs, under which named executive officers' compensation is granted, do not expressly contain retirement provisions, they do have terms that result in retirement treatment under the applicable accounting standards.

At Citigroup, if an employee's age and years of service total at least 75, all his or her equity awards will continue to vest on schedule after termination of employment under most circumstances. Accordingly, under SFAS 123(R), awards made to individuals who meet this "Rule of 75" must be expensed on or prior to the grant date. If an employee's age and service total at least 60 and certain other service requirements are satisfied, a portion of his or her equity awards will continue to vest on schedule after termination of employment under most circumstances. Accordingly, under SFAS 123(R), that portion of the awards made to an individual who meets this "Rule of 60" awards must be expensed on or prior to the grant date.

The differences between the stock awards made by the Committee and the values in the Summary Compensation Table may be explained as follows:

- Mr. Schneiber meets the applicable Rule of 60 with respect to the equity awards granted in 2003, 2004, 2005 and 2006. Accordingly, under SFAS 123(R), a portion of his awards must be expensed on or prior to the grant date. Some of Mr. Schneiber's awards from prior years are still vesting, and under SFAS 123(R), the amount shown in the Summary Compensation Table for Mr. Schneiber includes the amortization charges for the applicable prior year awards. However, due to the change in applicable rules in the Plan, Mr. Schneiber does not meet the Rule of 60 with respect to the equity award granted in 2007; therefore, Citigroup did not accrue any related expense in 2006 in respect of his 2007 compensation.
- Mr. Gilder does not meet a Rule of 60 or a Rule of 75 with respect to the equity awards granted in 2003, 2004, 2005, and 2006. Therefore, under SFAS 123(R), these stock awards are expensed over their vesting periods, and accordingly, the amounts shown in the Summary Compensation Table for them are the aggregate amortization charges for the awards made in prior years that are still vesting. However, due to the change in applicable rules in the Plan, Mr. Gilder does meet a Rule of 60 with respect to the equity award granted in 2007; therefore, a portion of the awards granted in 2007 must be expensed on or prior to the grant date.
- Mr. Reardon (except for 2006 award), Mr. McHugh, Mr. McGinn and Ms. Homer do not meet the eligibility requirements for the Rule of 60 or the Rule of 75, which means that under SFAS 123(R), their stock awards are expensed over their vesting periods, and accordingly, the amounts shown in the Summary Compensation Table for them are the aggregate amortization charges for the awards made in prior years that are still vesting. Mr. Reardon is eligible for the Rule of 60 during the vesting period of his 2006 award. Therefore, this stock award is expensed over an accelerated period between the grant date and the date the rule is met.

The values for the stock option awards disclosed in the Summary Compensation Table also differ from Committee action in January 2007 in respect of 2006 performance, as shown in the table below.

Name	Value of Stock Options Awarded in January 2007 for 2006 Performance	Value of Stock Options Shown in 2006 Summary Compensation Table
Michael Reardon	$0	$20,039
Daniel McHugh	$0	$15,615
Kurt Schneiber	$0	$20,219
John McGinn	$0	$14,814
Christine Homer	$0	$ 4,342
Mark Gilder	$0	$19,259

All stock options granted in 2006 were granted through the reload method of exercise. Reload options are not new discretionary grants by Citigroup; rather the grants are made pursuant to the terms of previously granted options. However, in accordance with SEC rules, the value of stock options shown in the Summary Compensation table includes the SFAS 123(R) value of 2006 reload options plus certain SFAS 123(R) charges for options granted in prior years.

Under SFAS 123(R), the fair value of a stock option granted to a retirement-eligible employee will be expensed earlier than an identical stock option granted to an employee who is not retirement-eligible. Citigroup expenses the full fair value of the reload options granted to a retirement-eligible employee in the month following the grant. Conversely, the fair value of a reload option granted to an employee who is not retirement-eligible is amortized over the six-month vesting period beginning in the month following the grant. The Rule of 75 applies to Citigroup stock options, and accordingly, the foregoing accounting treatment for stock options awarded to individuals eligible for the Rule of 75 applies to the grant of Citigroup stock options. None of the named executive officers meets the Rule of 75.

In the view of the Corporation and the Compensation Committee, the December 2006 SEC release regarding reporting of equity compensation in the Summary Compensation Table may not accurately reflect the way the Corporation and the Compensation Committee analyze and make equity awards. As set forth in the immediately preceding discussion; the treatment in the Summary Compensation Table of awards with the same terms for all the named executive officers differs depending on age and length of service with Citigroup, and accordingly, may make it difficult to discern the Compensation Committee's judgments about executive performance for 2006. The purpose of the foregoing discussion and disclosure is to make it clear that the Compensation Committee made a final determination of the incentive awards for 2006 and in prior years based on the fair market value of the awards and not the applicable accounting treatment for those awards under SFAS 123(R).

Other important compensation policies affecting named executive officers

- **Timing of awards.** Equity and non-equity incentive and retention awards are made annually in January.
- **Stock Ownership Commitment.** As part of a Stock Ownership Commitment, certain named executive officers (Michael Reardon, Daniel McHugh, Kurt Schneiber, and Mark Gilder) are required to retain at least 25% of the shares of common stock they acquire through equity programs, so long as they are employed by any of the consolidated subsidiaries of Citigroup. This Commitment is intended to align the interests of the named executive officers with those of the franchise.
- **Grants of stock options.** None of the named executive officers received a grant of stock options as part of their incentive and retention awards for 2006. Certain named executive officers received reload options whose issuance resulted from rights that were granted to them as part of an earlier option grant and were made under the earlier equity compensation plans. The current plan no longer grants reload options except to the extent required by the terms of previously granted options.
- **Change in control agreements.** None of the named executive officers has a change in control arrangement. No plan or program in which a named executive officer is a participant provides for the automatic acceleration of the payment or the vesting of an award upon a change in control of the Corporation or Citigroup.
- **Policy on employment agreements.** The Corporation will enter into an employment agreement with an executive officer or a candidate only when necessary to attract or retain exceptional personnel. Any employment agreement with an executive officer must be approved by the Compensation Committee. If required by law to be available for public review, such agreement must be filed promptly with the appropriate regulatory authority. The Corporation does not have any employment or severance agreement with any of the named executive officers.

COMPENSATION COMMITTEE REPORT

We, the Compensation Committee of the Board of Directors of The Student Loan Corporation (the "Corporation"), have reviewed and discussed the Compensation Discussion and Analysis set forth above with the management of the Corporation, and based on such review and discussion, have recommended to the Board of Directors inclusion of the Compensation Discussion and Analysis in this Proxy Statement and, through incorporation by reference from this Proxy Statement, in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2006.

Compensation Committee

Rodman L. Drake, Chairperson
Dr. John Affleck-Graves
Dr. Glenda B. Glover
Dr. Evelyn E. Handler

April 2, 2007

SUMMARY COMPENSATION TABLE

Name and Title	Year	Salary ($)	Bonus ($)[3]	Stock Awards ($)[4]	Option Awards ($)[11]	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non qualified Deferred Compensation Earnings ($)[18]	All Other Compensation ($)	Total($)
Michael Reardon Chairman, CEO and President	2006	$295,000	$630,000	$228,779[5]	$20,039[12]	$0	$22,989	$ 0	$1,196,807
Daniel McHugh Vice President and CFO	2006	$206,667	$206,250	$ 58,296[6]	$15,615[13]	$0	$ 8,102	$22,691[19]	$ 517,621
Kurt Schneiber Vice President and Executive Director of Sales	2006	$235,750	$300,000	$174,921[7]	$20,219[14]	$0	$21,680	$ 0	$ 752,570
John McGinn Vice President and Chief Risk Officer	2006	$170,667	$150,000	$ 73,634[8]	$14,814[15]	$0	$ 9,135	$ 0	$ 418,250
Christine Homer Vice President, Secretary and General Counsel	2006	$176,121[1]	$127,500	$ 43,714[9]	$ 4,341[16]	$0	$ 8,857	$ 0	$ 360,533
Mark Gilder[2] Chief Operating Officer	2006	$167,883	$135,000	$211,608[10]	$19,259[17]	$0	$19,988	$ 0	$ 553,738

Footnotes:

(1) Ms. Homer joined the Corporation in March 2006. Prior to that, she was employed by Citibank, N.A. The amount disclosed in the salary column represents the amount paid by the Corporation. Other awards attributable to her prior positions within Citigroup may include amounts paid by the Corporation's affiliates.

(2) Mr. Gilder left the Corporation in September 2006. The amount disclosed in the salary column represents the amount paid by the Corporation during his tenure at the Corporation.

(3) These amounts are awarded under the Executive Performance Plan. Satisfaction of the performance criteria under the Plan determines only the maximum amount of incentive and retention compensation that may be awarded to executive officers for the performance year. The amount of incentive and retention compensation awarded to each named executive officer in January 2007 (for performance in 2006) was based entirely on the metrics and/or other criteria as more fully described in the Compensation Discussion and Analysis section and was significantly less than the portion of the performance-based bonus pool available for award to each named executive officer under the plan.

(4) The values disclosed represent the applicable portions of the face values on the grant dates of the shares awarded to the named executive officers, as described in the following footnotes.

(5) The amount disclosed represents the SFAS 123(R) accounting cost that Citigroup recorded in its income statement in 2006 for the CAP shares granted to Mr. Reardon in January 2006 in respect of 2005 performance ($100,413), in January 2005 in respect of 2004 performance ($67,070), in January 2004 in respect of 2003 performance ($53,889), and in January 2003 in respect of 2002 performance ($7,407). The amount disclosed does not include the fair value of the CAP shares awarded to Mr. Reardon in January 2007 in respect of 2006 performance. Such amount is disclosed in the "Awards made by the Committee" section of the Compensation Discussion and Analysis.

(6) The amount disclosed represents the SFAS 123(R) accounting cost that Citigroup recorded in its income statement in 2006 for the CAP shares granted to Mr. McHugh in January 2006 in respect of 2005 performance ($29,792), in January 2005 in respect of 2004 performance ($13,902), in January 2004 in respect of 2003 performance ($13,333), and in January 2003 in respect of 2002 performance ($1,269). The amount disclosed does not include the fair value of the CAP shares awarded to Mr. McHugh in January 2007 in respect of 2006 performance. Such amount is disclosed in the "Awards made by the Committee" section of the Compensation Discussion and Analysis.

(7) Under CAP, Mr. Schneiber meets the Rule of 60 with respect to the equity awards granted in 2003, 2004, 2005 and 2006, and therefore, the value of these awards' basic CAP shares and Supplemental CAP shares are considered fully vested for accounting purposes. However, these awards' premium CAP shares are not considered fully vested for accounting purposes. Due to the changes in applicable rules of the Plan, Mr. Schneiber does not meet the Rule of 60 with respect to the equity award granted in 2007. The fair value of the CAP shares granted to Mr. Schneiber in January 2007 in respect of 2006 performance is required under SFAS 123(R) to be amortized over the period beginning in January 2007, and therefore is not included in the 2006 values. The amount disclosed includes the accounting cost that Citigroup recorded in its income statement in 2006 in respect of the CAP premium shares that Citigroup granted to Mr. Schneiber in January 2006 in respect of 2005 performance ($154,184), in January 2005 in respect of 2004 performance ($9,375), in January 2004 in respect of 2003 performance ($9,722), and in January 2003 in respect of 2002 performance ($1,640). The full fair value of the CAP shares granted to Mr. Schneiber in January 2007 in respect of 2006 performance is disclosed in the "Awards made by the Committee" section of the Compensation Discussion and Analysis.

(8) The amount disclosed represents the SFAS 123(R) accounting cost that Citigroup recorded in its income statement in 2006 for the CAP shares granted to Mr. McGinn in January 2006 in respect of 2005 performance ($25,208), in January 2005 in respect of 2004 performance ($32,500), in January 2004

in respect of 2003 performance ($13,889), and in January 2003 in respect of 2002 performance ($2,037). The amount disclosed does not include the fair value of the CAP shares awarded to Mr. McGinn in January 2007 in respect of 2006 performance. Such amount is disclosed in the "Awards made by the Committee" section of the Compensation Discussion and Analysis.

(9) The amount disclosed represents the SFAS 123(R) accounting cost that Citigroup recorded in its income statement in 2006 for the CAP shares granted to Ms. Homer in January 2006 in respect of 2005 performance ($16,473), in January 2005 in respect of 2004 performance ($12,500), in January 2004 in respect of 2003 performance ($13,333), and in January 2003 in respect of 2002 performance ($1,408). The amount disclosed does not include the fair value of the CAP shares awarded to Ms. Homer in January 2007 in respect of 2006 performance. Such amount is disclosed in the "Awards made by the Committee" section of the Compensation Discussion and Analysis.

(10) Mr. Gilder does not meet a Rule of 60 or Rule of 75 with respect to the equity awards granted in 2003, 2004, 2005, and 2006. The amount disclosed includes the SFAS 123(R) accounting cost that Citigroup recorded in its income statement in 2006 for the CAP shares granted to Mr. Gilder in January 2006 in respect of 2005 performance ($67,834), in January 2005 in respect of 2004 performance ($38,699), in January 2004 in respect of 2003 performance ($23,333), and in January 2003 in respect of 2002 performance ($6,742). Due to the change in applicable rules in the Plan, Mr. Gilder does meet a Rule of 60 with respect to the equity award granted in 2007; therefore, the value of this award's basic CAP shares and Supplemental CAP shares are considered fully vested for accounting purposes. However, this award's premium CAP shares are not considered fully vested for accounting purposes. The amount disclosed includes the SFAS 123(R) fair value of the basic CAP shares and Supplemental CAP shares awarded to Mr. Gilder in January 2007 in respect of 2006 performance ($75,000). The fair value of the premium CAP shares granted to Mr. Gilder in January 2007 in respect of 2006 performance is required under SFAS 123(R) to be amortized over the vesting period beginning in January 2007, and therefore is not included in the 2006 values. The full fair value of the CAP shares granted to Mr. Gilder in January 2007 in respect of 2006 performance is disclosed in the "Awards made by the Committee" section of the Compensation Discussion and Analysis.

(11) The Corporation does not have stock-based compensation plans and programs. It participates in Citigroup plans and programs, and makes cash payments to Citigroup for costs incurred in this regard.

(12) The amount disclosed represents the SFAS 123(R) accounting cost that Citigroup recorded in its income statement in 2006 in respect of the stock options, including reload options, Mr. Reardon was granted in 2006 ($3,216), 2004 ($5,801), 2003 ($2,891), 2002 ($6,444) and 2001 ($1,687).

(13) The amount disclosed represents the SFAS 123(R) accounting cost that Citigroup recorded in its income statement in 2006 in respect of the stock options, including reload options, Mr. McHugh was granted in 2005 ($8,583), 2004 ($2,637), 2003 ($963), 2002 ($3,162), and 2001 ($270).

(14) The amount disclosed represents the SFAS 123(R) accounting cost that Citigroup recorded in its income statement in 2006 in respect of the stock options, including reload options, Mr. Schneiber was granted in 2004 ($2,109), 2003 ($2,653), 2002 ($12,082), and 2001 ($3,375).

(15) The amount disclosed represents the SFAS 123(R) accounting cost that Citigroup recorded in its income statement in 2006 in respect of the stock options, including reload options, Mr. McGinn was granted in 2004 ($5,801), 2003 ($2,569), and 2002 ($6,444).

(16) The amount disclosed represents the SFAS 123(R) accounting cost that Citigroup recorded in its income statement in 2006 in respect of the stock options, including reload options, Ms. Homer was granted in 2004 ($1,582), 2003 ($642), 2002 ($1,611) and 2001 ($506).

(17) The amount disclosed represents the SFAS 123(R) accounting cost that Citigroup recorded in its income statement in 2006 in respect of the stock options, including reload options, Mr. Gilder was granted in 2004 ($7,383), 2003 ($1,927), 2002 ($7,249) and 2001 ($2,700).

(18) None of the named executive officers had above-market or preferential earnings on compensation that was deferred on a basis that was not tax-qualified.

(19) In connection with the termination of his foreign assignment and pursuant to applicable Citigroup Policy, Mr. McHugh received personal benefits of $22,691, which are attributable to (i) a reimbursement for a foreign jurisdiction tax liability, (ii) $500 for the preparation of his personal tax return, and (iii) a payroll adjustment of $279 to transfer him to the domestic payroll.

Discussion of Equity Award Values

The fair values of the stock awards and stock options appearing in the Summary Compensation Table were disclosed in accordance with December 2006 SEC regulations. The regulations require disclosure of the cost of equity awards if compensation expense was recorded in the income statement of the employer for each such award in 2006, as required by the applicable accounting rule (SFAS 123(R)). The amounts disclosed in the Summary Compensation Table are not the same as the amounts reported in Citigroup's financial statements, because the December 2006 SEC regulations do not permit estimates of forfeitures related to service-based vesting conditions to be used in determining the amount of equity-based compensation required to be disclosed. In addition, in determining the compensation expense for all equity awards required to be disclosed in the Summary Compensation Table under the December SEC regulations, it was assumed that SFAS 123(R) was in effect on the grant date for each such equity award.

GRANTS OF PLAN BASED AWARDS

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underling Options (#)[1]	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards[2]
		Thres-hold($)	Target ($)	Maxi-mum (#)	Thres-hold($)	Target ($)	Maxi-mum (#)				
Michael Reardon	1/17/2006	—	—	—	—	—	—	7,671	—	—	$374,130
	10/5/2006	—	—	—	—	—	—	—	1,511	$51.03	$ 9,648
Daniel McHugh	1/17/2006	—	—	—	—	—	—	2,665	—	—	$129,977
Kurt Schneiber	1/17/2006	—	—	—	—	—	—	3,622	—	—	$176,652
John McGinn	1/17/2006	—	—	—	—	—	—	2,255	—	—	$109,981
Christine Homer	1/17/2006	—	—	—	—	—	—	1,025	—	—	$ 49,991
	10/17/2006	—	—	—	—	—	—	100	—	—	$ 5,015
Mark Gilder	1/17/2006	—	—	—	—	—	—	2,767	—	—	$134,952

(1) In accordance with SEC regulations, the stock awards granted in January 2006 in respect of the executive's performance during 2005 are required to be disclosed in this proxy statement, which generally describes awards made in respect of performance in 2006. Barring a change in the SEC regulations, the stock awards granted in January 2007 in respect of each executive's 2006 performance will be disclosed in the Grants of Plan-Based Awards Table in the 2008 proxy statement if the executive is a named executive officer in 2007. The stock option awards are reload options exercised in 2006.

(2) The full fair value of the January 2007 awards granted to the named executive officers is disclosed in the "Awards made by the Committee" section of the Compensation Discussion and Analysis.

General Discussion of the Summary Compensation Table and Grants of Plan-Based Awards Table

Under Citigroup's senior executive compensation guidelines, total compensation of senior executives consists of, to a very large degree, incentive compensation. The current structure of compensation includes the following guidelines for the allocation of total compensation to salary and bonus:

- Senior executives receive up to 30% of their nominal incentive and retention awards in shares of restricted or deferred stock, which vest over a four-year period.
- As part of Citigroup's Stock Ownership Commitment, certain named executive officers (Mr. Reardon, Mr. McHugh, Mr. Schneiber, and Mr. Gilder) are required to retain at least 25% of their Citigroup equity for as long as they are employed by any of the consolidated subsidiaries of Citigroup.

The Committee's current practice is to use its discretion in developing a nominal incentive award amount based on the performance criteria described in detail in the Compensation Discussion and Analysis, and 25% of that nominal amount is payable in Citigroup common stock under CAP (30% if the nominal amount is $500,000 or more). As stated above, satisfaction of such criteria determines only the maximum amount of incentive and retention compensation that may be awarded to any executive officer in respect of a performance year. The amount of incentive and retention compensation awarded to each named executive officer in January 2007 (for performance year 2006) was based entirely on the metrics and/or other criteria as more fully described in the Compensation Discussion and Analysis section and was significantly less than the portion of the performance-based bonus pool available for award to each named executive officer under the plan.

The restricted and deferred stock awards described in the Grants of Plan-Based Awards Table were granted under CAP in January 2006, in respect of performance for 2005. For 2006, all of the named executive officers received awards of either restricted or deferred stock under CAP, depending on the named executive officer's age and years of service. The 2006 awards to Mr. Gilder, Mr. Reardon, and Mr. Schneiber are in the form of deferred stock, while the 2006 awards to other named executive officers are awards of restricted stock. While CAP is generally intended to award restricted stock, awards to participants who meet certain age and years of service rules are made in the form of deferred stock to avoid possible immediate taxation of such stock.

The annual discretionary incentive and retention awards made to the named executive officers under CAP consist generally of a Core CAP award and a Supplemental CAP award. Core CAP awards are discounted 25% from market value and represent 25% of the executive's total incentive compensation. The additional shares that are awarded as a result of the discount are referred to as Premium CAP shares. Supplemental CAP awards are not discounted and represent 5% of the total incentive compensation of executive officers who receive a discretionary award package valued more than $500,000. Mr. Reardon received 25% of the package as Core CAP, 5% as Supplemental CAP, and the remainder as cash. The other named executive officers received an additional discretionary Supplemental CAP award, which is a discretionary retention award given at the same time as the annual discretionary awards. CAP is available to all Citigroup employees whose incentive awards exceed a certain threshold (generally $20,000 for U.S. employees and approximately $40,000 to $45,000 for non-U.S. employees). CAP awards vest 25% per year over a four-year period, and are cancelled upon a voluntary termination of employment unless the recipient has met certain age and years of service requirements described in detail under Potential Payments Upon Termination or Change in Control below. Following the vesting of each portion of a CAP award, the freely transferable shares (subject only to the Citigroup Stock Ownership Commitment) are delivered to the CAP participants.

With respect to awards of restricted stock, from the date of award, the recipient can direct the vote and receives dividends on the underlying shares. With respect to awards of deferred stock, the recipient receives dividend equivalents but does not have voting rights with respect to the shares until the shares are delivered. The dividend or dividend equivalent is the same as the dividend paid on shares of Citigroup common stock. In 2006, the named executive officers received the following amounts as dividends or dividend equivalents on restricted or deferred stock:

Name	Amount of Dividends or Dividend Equivalents Received in 2006 on Restricted and/or Deferred Stock Holdings
Michael Reardon	$31,623
Kurt Schneiber	$18,055
Daniel McHugh	$ 9,187
John McGinn	$10,595
Christine Homer	$ 5,497
Mark Gilder	$14,392

Employees who receive CAP awards may elect to receive all or a portion of the award in nonqualified stock options, in 25% increments, rather than restricted or deferred stock. The options vest on the same schedule as the restricted or deferred stock award, have a six-year term, and have an exercise price equal to 100% of the closing price of a share of Citigroup common stock on the NYSE on the trading date immediately preceding the date on which the option was granted. If options are elected, four options are granted for each share by which the restricted or deferred stock award is correspondingly reduced. None of the named executive officers received an option grant as part of his or her incentive awards granted in January 2006 and 2007.

The terms and conditions of the restricted and deferred stock awards made to the named executive officers in January 2007 (in respect of 2006 performance) are similar to the terms and conditions of the CAP stock awards made in January 2006. Barring a change in the SEC regulations, the terms and conditions of the January 2007 CAP awards will be disclosed in the 2008 proxy statement. The Committee granted incentive awards in respect of 2006 in light of each named executive officer's performance in 2006. The table in the "Awards made by the Committee" section of the Compensation Discussion and Analysis discloses the bonus and the full fair value of the CAP shares granted to each named executive officer in respect of 2006 performance.

The Grant of Plan-Based Awards Table shows 2006 stock option grants received by Mr. Reardon. None of the options were discretionary awards, rather they were reload options whose issuance resulted from rights that were granted to Mr. Reardon as part of an earlier option grant and were made under the Citigroup 1999 Stock Incentive Plan. Under the reload program, if an option holder uses Citigroup common stock they have owned for at least six months to pay the exercise price of their option and income taxes due on exercise, they receive a new reload option to make up for the shares they used to pay the exercise price and taxes. The reload option does not vest (i.e., become exercisable) for six months and expires on the expiration date of the initial grant. A reload option will not be granted upon the exercise of a reloadable option unless the market price on the date of exercise is at least 20% greater than the option exercise price. Since 2003, Citigroup no longer grants reload options except to the extent required by the terms of previously granted options.

The Citigroup 1999 Stock Incentive Plan, a stockholder approved plan, provides that the exercise price of an option, including a reload option, shall be no less than the closing price of a share of Citigroup common stock on the NYSE on the trading date immediately preceding the date on which the option was granted. However, starting in 2007, the exercise price of a reload option will be the closing price of a share of Citigroup common stock on the NYSE on the date on which the option is granted. Citigroup believes that both pricing approaches are appropriate measures of fair market value.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

		Option Awards							Stock Awards			
		Number of Securities Underlying Unexercised Options(#) Exercisable		Number of Securities Underlying Unexercised Options(#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Shares or Units of Stock That Have Not Vested (#)(14)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or other Rights that have not vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or other Rights that have not vested ($)
Name	Grant Date	Initial	Reloads(12)	Initial	Reloads(13)							
Michael Reardon	6/5/2000	—	4,181	—	—	—	$46.3417	11/2/2008	—	—	—	—
	7/21/2000	—	263	—	—	—	$49.3583	8/12/2007	—	—	—	—
	8/14/2000	—	1,967	—	—	—	$50.6698	8/12/2007	—	—	—	—
	9/22/2000	—	724	—	—	—	$49.4894	8/12/2007	—	—	—	—
	11/2/2000	—	4,216	—	—	—	$48.2070	11/2/2008	—	—	—	—
	1/16/2001	5,361(1)		—	—	—	$49.5477	1/16/2011	—	—	—	—
	2/13/2002	—		1,715(4)	—	—	$42.1097	2/13/2012	—	—	—	—
	6/17/2003	—	65	—	—	—	$45.2400	11/2/2008	—	—	—	—
	9/22/2003	—	234	—	—	—	$46.9900	8/12/2007	—	—	—	—
	11/3/2003	—	4,063	—	—	—	$47.4000	11/2/2008	—	—	—	—
	1/6/2004	—	6,145	—	—	—	$49.7900	4/18/2010	—	—	—	—
	1/20/2004	3,666(2)		1,833	—	—	$49.5000	1/20/2010	—	—	—	—
	1/23/2004	—	1,517	—	—	—	$50.6900	2/13/2012	—	—	—	—
	3/31/2004	—	3,904	—	—	—	$51.9400	11/2/2008	—	—	—	—
	2/7/2005	—	2,025	—	—	—	$49.7800	4/18/2010	—	—	—	—
	10/5/2006	—	—	—	1,511	—	$51.0300	2/13/2012	—	—	—	—
	1/20/2004	—	—	—	—	—	—	—	3,253(15)	$181,221	—	—
	1/18/2005	—	—	—	—	—	—	—	4,196(16)	$233,752	—	—
	1/17/2006	—	—	—	—	—	—	—	7,671(17)	$427,316	—	—
Daniel McHugh	4/18/2000	3,431(3)	—	—	—	—	$41.4452	4/18/2010	—	—	—	—
	6/20/2000	171(18)	—	—	—	—	$43.9389	6/30/2010	—	—	—	—
	1/16/2001	857(1)	—	—	—	—	$49.5477	1/16/2011	—	—	—	—
	2/13/2002	3,002(4)	—	750	—	—	$42.1097	2/13/2012	—	—	—	—
	2/13/2002	477(21)	—	119	—	—	$41.8971	2/13/2012	—	—	—	—
	2/12/2003	3,000(5)	—	—	—	—	$32.0500	2/12/2009	—	—	—	—
	1/20/2004	1,666(2)	—	833	—	—	$49.5000	1/20/2010	—	—	—	—
	1/18/2005	1,159(6)	—	3,479	—	—	$47.5000	1/18/2011	—	—	—	—
	1/20/2004	—	—	—	—	—	—	—	804(15)	$ 44,838	—	—
	1/18/2005	—	—	—	—	—	—	—	869(16)	$ 48,451	—	—
	1/17/2006	—	—	—	—	—	—	—	2,665(17)	$148,467	—	—
Kurt Schneiber	1/20/1998	7,689(7)	—	—	—	—	$22.5004	1/20/2008	—	—	—	—
	11/2/1998	6,742(8)	—	—	—	—	$21.9176	11/2/2008	—	—	—	—
	4/18/2000	11,436(3)	—	—	—	—	$41.4452	4/18/2010	—	—	—	—
	1/16/2001	10,721(1)	—	—	—	—	$49.5477	1/16/2011	—	—	—	—
	2/13/2002	12,866(4)	—	3,216	—	—	$42.1097	2/13/2012	—	—	—	—
	2/12/2003	8,260(5)	—	—	—	—	$32.0500	2/12/2009	—	—	—	—
	1/20/2004	1,333(2)	—	666	—	—	$49.5000	1/20/2010	—	—	—	—
	6/8/2004	—	2,578	—	—	—	$47.5300	11/2/2008	—	—	—	—
	1/20/2004	—	—	—	—	—	—	—	2,347(15)	$130,777	—	—
	1/20/2004	—	—	—	—	—	—	—	250(15)	$ 13,925	—	—
	1/18/2005	—	—	—	—	—	—	—	2,346(16)	$130,694	—	—
	1/17/2006	—	—	—	—	—	—	—	3,622(17)	$201,762	—	—

		Option Awards							Stock Awards			
		Number of Securities Underlying Unexercised Options(#) Exercisable		Number of Securities Underlying Unexercised Options(#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Shares or Units of Stock That Have Not Vested (#)[14]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or other Rights that have not vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or other Rights that have not vested ($)
Name	Grant Date	Initial	Reloads[12]	Initial	Reloads[13]							
John McGinn	2/13/2002	—	—	1,715[4]	—	—	$42.1097	2/13/2012	—	—	—	—
	2/12/2003	4,000[5]	—	—	—	—	$32.0500	2/12/2009	—	—	—	—
	1/20/2004	—	—	1,833[2]	—	—	$49.5000	1/20/2010	—	—	—	—
	1/20/2004	—	—	—	—	—	—	—	838[15]	$ 46,706	—	—
	1/18/2005	—	—	—	—	—	—	—	2,033[16]	$113,268	—	—
	1/17/2006	—	—	—	—	—	—	—	2,255[17]	$125,625	—	—
Christine Homer	8/12/1997	1,286[9]	—	—	—	—	$20.9461	8/12/2007	—	—	—	—
	1/28/1998	849[10]	—	—	—	—	$22.6404	1/28/2008	—	—	—	—
	6/30/1998	139[19]	—	—	—	—	$28.6513	6/30/2008	—	—	—	—
	11/2/1998	2,144[8]	—	—	—	—	$21.9176	11/2/2008	—	—	—	—
	3/2/1999	—	190	—	—	—	$28.5628	1/28/2008	—	—	—	—
	4/9/1999	—	246	—	—	—	$34.0422	8/12/2007	—	—	—	—
	6/30/1999	124[20]	—	—	—	—	$32.2219	6/30/2009				
	4/18/2000	2,144[3]	—	—	—	—	$41.4452	4/18/2010	—	—	—	—
	6/30/2000	233[21]	—	—	—	—	$43.9389	6/30/2010				
	1/16/2001	1,608[1]	—	—	—	—	$49.5477	1/16/2011	—	—	—	—
	2/13/2002	1,715[4]	—	428	—	—	$42.1097	2/13/2012	—	—	—	—
	2/12/2003	2,000[5]	—	—	—	—	$32.0500	2/12/2009	—	—	—	—
	1/20/2004	999[2]	—	500	—	—	$49.5000	1/20/2010	—	—	—	—
	1/20/2004	—	—	—	—	—	—	—	804[15]	$ 44,838	—	—
	1/18/2005	—	—	—	—	—	—	—	782[16]	$ 43,565	—	—
	1/17/2006	—	—	—	—	—	—	—	1,025[17]	$ 57,103	—	—
Mark Gilder	4/20/1999	15,010[11]	—	—	—	—	$32.9347	4/20/2009	—	—	—	—
	4/18/2000	8,577[3]	—	—	—	—	$41.4452	4/18/2010	—	—	—	—
	1/16/2001	8,577[1]	—	—	—	—	$49.5477	1/16/2011	—	—	—	—
	2/13/2002	7,719[4]	—	1,929	—	—	$42.1097	2/13/2012	—	—	—	—
	2/12/2003	6,000[5]	—	—	—	—	$32.0500	2/12/2009	—	—	—	—
	1/20/2004	4,666[2]	—	2,333	—	—	$49.5000	1/20/2010	—	—	—	—
	1/20/2004	—	—	—	—	—	—	—	1,408[15]	$ 78,466	—	—
	1/18/2005	—	—	—	—	—	—	—	2,244[16]	$125,024	—	—
	1/17/2006	—	—	—	—	—	—	—	2,767[17]	$154,177	—	—

(1) The option granted on January 16, 2001 vested 20% per year beginning on July 16, 2002, and was fully vested on July 16, 2006.

(2) The option granted on January 20, 2004 vests in three equal annual installments beginning on July 20, 2005, and will be fully vested on July 20, 2007.

(3) The option granted on April 18, 2000 vested in five equal annual installments beginning on July 18, 2001, and was fully vested on July 18, 2005.

(4) The option granted on February 13, 2002 vests 20% per year beginning on July 13, 2003, and will be fully vested on July 13, 2007.

(5) The option granted on February 12, 2003 vested in three equal annual installments beginning on July 12, 2004, and was fully vested on July 12, 2006.

(6) The option granted on January 18, 2005 vests in four equal annual installments beginning on January 20, 2006.

(7) The option granted on January 20, 1998 vested in two equal annual installments beginning on January 20, 2001, and was fully vested on January 20, 2002.

(8) The option granted on November 2, 1998 vested in five equal annual installments beginning on November 2, 1999, and was fully vested on November 2, 2003.

(9) The option granted on August 12, 1997 vested in five equal annual installments beginning on August 12, 1998, and was fully vested on August 12, 2002.

(10) The option granted on January 28, 1998 vested in five equal annual installments beginning on January 28, 1999, and was fully vested on January 28, 2003.

(11) The option granted on April 20, 1999 vested in five equal annual installments beginning on April 20, 2000, and was fully vested on April 20, 2004.

(12) The options shown in this column are vested (i.e., they have been held by the named executive officer for at least six months).

(13) The options shown in this column are nonvested as of December 31, 2006 (i.e., they have not yet been held by the named executive officer for six months).

(14) The market values in this column are based on the closing price of Citigroup stock on December 29, 2006 ($55.70).

(15) The stock award granted on January 20, 2004 vested in full on January 20, 2007.

(16) The stock award granted on January 18, 2005 vests in four equal annual installments beginning on January 20, 2006.

(17) The stock award granted on January 17, 2006 and will vest in four equal annual installments beginning on January 20, 2007.

(18) The option granted on June 30, 2000 vested in full on June 30, 2005.

(19) The option granted on June 30, 1998 vested in full on June 30, 2003.

(20) The option granted on June 30, 1999 vested in full on June 30, 2004.

(21) The option granted on February 13, 2002 vests 20% per year beginning on February 13, 2003, and will be fully vested on February 13, 2007.

This table describes options as either "initial" or "reload." Initial option grants made in 2005, 2004 and 2003 do not have a reload feature; however, options granted prior to 2003 retain that feature. The grant of a reload option is not a discretionary award; rather, the grants are made pursuant to the terms of previously granted options. Under the reload program, if shares of Citigroup common stock that have been owned for at least six months are used to pay the exercise price of an option and the income taxes due on exercise of the option, the option holder will receive a new reload option to make up for the shares they used and had withheld. The reload option does not vest (i.e., become exercisable) for six months and expires on the expiration date of the initial grant. A reload option will not be granted upon the exercise of a reloadable option unless the market price on the date of exercise is at least 20% greater than the option exercise price. The purpose of granting reload options was to maintain the option holder's commitment to Citigroup by maintaining as closely as possible the option holder's *net equity position*—the sum of shares owned and shares subject to option.

OPTION EXERCISES AND STOCK VESTINGS

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)[1]	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting($)
Michael Reardon	24,413	$222,688	3,731	$250,270
Daniel McHugh	0	$ 0	1,147	$ 76,940
Kurt Schneiber	5,714	$167,891	2,454	$165,593
John McGinn	14,528	$165,426	1,112	$ 82,460
Christine Homer	0	$ 0	701	$ 52,311
Mark Gilder	0	$ 0	3,036	$203,378

(1) This column shows the number of shares underlying the options exercised in 2006 by the named executive officers. The actual number of shares received by these individuals from options exercised in 2006 (net of shares used to cover the exercise price and withheld to pay income tax) was:

Name	Shares
Michael Reardon	3,189
Daniel McHugh	0
Kurt Schneiber	705
John McGinn	1,444
Christine Homer	0
Mark Gilder	0

PENSION BENEFITS

Name	Plan Name[1]	Number of Years Credited Service (#)[2]	Present Value of Accumulated Benefit ($)[2]	Payments During Last Fiscal Year ($)
Michael Reardon	The Citigroup Pension Plan	12.67	$ 84,442	$0
	Travelers Nonqualified Plan	7.67	$ 51,320	$0
Daniel McHugh	The Citigroup Pension Plan	8.33	$ 37,382	$0
Kurt Schneiber	The Citigroup Pension Plan	16.50	$155,125	$0
	Citibank Pay Cap Plan	11.50	$ 27,251	$0
John McGinn	The Citigroup Pension Plan	11.75	$ 50,678	$0
Christine Homer	The Citigroup Pension Plan	9.92	$ 44,152	$0
	Travelers Nonqualified Plan	4.92	$ 4,352	$0
Mark Gilder	The Citigroup Pension Plan	11.92	$108,727	$0
	Citibank Pay Cap Plan	6.92	$ 21,572	$0

(1) The Travelers Nonqualified Plan and the Citibank Pay Cap Plan are both frozen plans.

(2) Years of credited service shown are the service used for the determination of benefit accruals under the plans. Credited services for the Travelers Nonqualified Plan and Citibank Pay Cap Plan are less than credited service for the Citigroup Pension Plan because benefit accruals under these plans were previously frozen (as of December 31, 2001)..

Disclosure of Valuation Method and Material Assumptions

The present value for each named executive officer is determined as the present value of the accumulated pension benefit for each pension plan under which the named executive officer participates as of the most recent fiscal year-end measurement date used for FAS 87 purposes (December 31, 2006). FAS 87 is applicable to Citigroup, and not to the Corporation, as the Corporation pays a monthly allocation of expenses and Citigroup incurs future pension liabilities. The benefit is assumed to begin at the earlier of the date at which unreduced benefits may be paid under each plan or the normal retirement age defined under each plan (or as of the current age, if the named executive officer is past normal retirement age). For the Citigroup pension plans under which the named executive officers participate, the normal retirement age is defined as age 65.

In determining the present values for the named executive officers, the following assumptions and methods are utilized, consistent with the valuation methods and assumptions used by the plan actuaries for FAS 87 financial reporting purposes:

The *interest rate* assumption used for discounting purposes is equal to the FAS 87 discount rate for the plans, as selected by Citigroup as of the applicable measurement date. This rate is equal to 5.60% as of December 31, 2005 and 5.90% as of December 31, 2006.

The *interest crediting rate assumption* for account-based pension benefits used to project the accumulated account value to normal retirement age is equal to the assumed future interest crediting rate assumption, as selected by Citigroup as of the applicable measurement date. This rate is equal to 4.60% as of December 31, 2005 and 4.90% as of December 31, 2006.

The *form of payment* assumption at the date benefits are assumed to commence is equal to 50% lump sum and 50% single life annuity for account balance benefits as of December 31, 2005 and 100% lump sum for account balance benefits as of December 31, 2006. An assumption of 100% single life annuity is assumed for non-account balance benefits as of December 31, 2005 and December 31, 2006. For any benefits already in payment, the assumed form of payment is consistent with the actual form of payment.

Account-based pension benefits as of each measurement date are projected to the assumed retirement age using the *interest crediting rate assumption* and discounted back to the measurement date using the *interest rate* assumption. As of December 31, 2005, projected account balances that are assumed to be partially paid as a single life annuity are converted to this basis using 1994 Group Annuity Reserving (unisex) Mortality Table (1994 GAR) and an annuity conversion rate of 4.60% (same rate as the *interest crediting rate* as of December 31, 2005).

For benefits assumed to be paid as a single life annuity, the post-retirement mortality table used to determine the present value is the 1994 Group Annuity Mortality Table (1994 GAM) as of December 31, 2005 and the Retired Pensioners Mortality Table (RP-2000) as of December 31, 2006.

No pre-retirement decrements are assumed in the determination of the present values of accumulated plan benefits.

The present value of the increase in pension benefits during 2006 to be included in the Summary Compensation Table is determined as the difference in the present value of accumulated benefits as of December 31, 2006 and the present value of accumulated benefits as of December 31, 2005. For named executive officers already in receipt of a benefit as of December 31, 2006, the present value of the increase in pension benefits also includes the amount of benefit paid during 2006.

General Policies

Citigroup's current general policy on pension plans is that executives should accrue retirement benefits on the same basis available to Citigroup employees generally under Citigroup's broad-based, tax-qualified retirement plans. This approach reflects Citigroup's senior executive compensation principles, which generally provide that most compensation for senior executives should be based on performance.

Citigroup has not granted extra years of credited service under any retirement plan to the named executive officers. The Pension Benefits Table demonstrates that Mr. Reardon, Mr. Schneiber, Ms. Homer, and Mr. Gilder have *fewer* years of credited service under the nonqualified pension plans than under the qualified pension plan. Future accruals under the nonqualified plans ceased for the executives while they continued to earn benefits under the qualified plan on the same basis as other US employees.

The named executive officers have accrued benefits under the following pension plans:

The Citigroup Pension Plan. The purpose of this broad-based, tax-qualified retirement plan is to provide retirement income on a tax-deferred basis to all US employees. Effective January 1, 2002, this plan adopted a single cash balance benefit formula for most of the covered population, including the named executive officers. This benefit is expressed in the form of a hypothetical account balance. Benefit credits accrue annually at a rate between 1.5% and 6% of eligible compensation; the rate increases with age and service. Interest credits are applied annually to the prior year's balance; these credits are based on the yield on 30-year Treasury bonds (as published by the Internal Revenue Service). Employees become eligible to participate in the Citigroup Pension Plan after one year of service, and benefits generally vest after five years of service.

Eligible compensation generally includes base salary and wages, plus shift differential and overtime (including any before-tax contributions to a 401(k) plan or other benefit plans), incentive awards paid in cash during such year including any amount payable for such year but deferred under a deferred compensation agreement, commissions paid during such year, any incentive bonus or commission granted during such year in the form of restricted stock and/or stock options under Core CAP, but excluding compensation payable after termination of employment, sign-on and retention bonuses, severance pay, cash and non-cash fringe benefits, reimbursements, tuition benefits, payment for unused vacation, any amount attributable to the exercise of a stock option, or attributable to the vesting of, or an 83(b) election with respect to, an award of restricted stock, moving expenses, welfare benefits, and payouts of deferred compensation. Annual eligible compensation was limited by Internal Revenue Service rules to $220,000 for 2006.

The normal form of benefit under the Citigroup Pension Plan is a joint and survivor annuity for married participants (payable over the life of the participant and spouse) and a single life annuity for single participants (payable for the participant's life only). Although the normal form of the benefit is an annuity, the hypothetical account balance is also payable as a single lump sum, at the election of the participant. The Citigroup Pension Plan's normal retirement age is age 65. All optional forms of benefit under this formula available to the named executive officers are actuarially equivalent to the normal form of benefit. Benefits are eligible for commencement under the plan upon termination of employment at any age, so there is no separate eligibility for early retirement.

Pension accruals prior to January 1, 2002 were determined under different formulas depending upon a given employee's specific employment history with Citigroup. All accruals before 2002 for the named executive officers were under cash balance formulas, which provided for a range of benefit credits increasing with age and years of service, and interest credit rates that were substantially the same as the current interest rate. The current interest credit rate applies to the participant's entire account balance.

Travelers RBEP. The purpose of the Travelers Retirement Benefits Equalization Plan (the "Travelers RBEP"), a nonqualified retirement plan, was to provide retirement benefits using the applicable Citigroup Pension Plan benefit formula, but based on the Citigroup Pension Plan's definition of (a) compensation, in excess of the Internal Revenue Code qualified plan compensation limit ($170,000 for 2001), or (b) benefits, in excess of the Internal Revenue Code qualified plan benefit limit ($140,000 for 2001). In 1994, the Travelers RBEP was amended to limit qualifying compensation under the plan to $300,000 and was further amended in 2001 to cease benefit accruals after 2001 for most participants (including the named executive officers). Mr. Reardon and Ms. Homer are the only named executive officers with accruals under this plan.

All other terms of the Travelers RBEP are the same as under the Citigroup Pension Plan, including definitions of eligible compensation and normal retirement age. The optional forms of benefit available under this plan and their equivalent values are the same as those under the Citigroup Pension Plan.

Citibank Pay Cap Plan. The purpose of the "Citibank Supplemental ERISA Compensation Plan"(Citibank Pay Cap Plan), a nonqualified plan, is to provide retirement benefits on compensation in excess of the dollar limits under Section 401(a)(17) of the Internal Revenue Code for legacy Citibank participants. Retirement benefits on compensation above these dollar limits can not be provided under the qualified Citigroup Pension Plan and therefore, the plan was established to provide benefits that could not be provided to employees under the qualified plan as a result of these limits. The plan has the same benefit formula and payment options as the underlying qualified Citigroup Pension Plan in which each employee participates. Effective January 1, 2000, compensation under this plan for non-grandfathered participants was limited to $500,000. As of December 31, 2001, future benefit accruals under this plan were eliminated for all non-grandfathered participants. Mr. Schneiber and Mr. Gilder are non-grandfathered participants.

Nonqualified Deferred Compensation

None of the named executive officers of the Corporation receives nonqualified deferred compensation.

Potential Payments Upon Termination or Change in Control

General Policies

In 2002, Citigroup's Board of Directors adopted a resolution specifically prohibiting cash payments to a departing executive officer in the event of a change in control that would equal or exceed three times the executive officer's annual income, and exceed $1 million. The Corporation is subject to that resolution, and as a general policy, it does not enter into employment agreements with executives that provide for severance payments unless the agreement meets certain conditions. Pursuant to Citigroup's Senior Executive Compensation

Guidelines, the agreement (a) must be approved by Citigroup's Personnel and Compensation Committee; (b) must have as short a term as possible and provide as few terms and conditions as are necessary to accomplish its purpose; and (c) if required by law to be available for public review, must be filed promptly with the appropriate regulatory authority. In addition, employment agreements with executive officers do not generally provide for post-retirement personal benefits of a kind not generally available to employees or retirees, except with the express prior approval of the Compensation Committee of the Corporation and the Personnel and Compensation Committee of Citigroup.

Equity Awards

All named executive officers participate in CAP, Citigroup's broad-based equity program that provides for accelerated vesting of all or a portion of a participant's award upon certain types of termination of employment. The CAP awards described below were fully disclosed in the summary compensation tables of prior proxy statements as long-term compensation awards. No executive is entitled to a grant of any additional equity awards in connection with his or her termination of employment.

CAP awards made as annual incentive awards generally provide for accelerated vesting of all or a portion of a participant's outstanding awards in the event of the participant's death, disability, or involuntary termination other than for gross misconduct for participants who do not meet certain age and service rules. If a participant resigns or is involuntarily terminated other than for gross misconduct and meets certain age and years of service rules, all or a portion of the participant's CAP awards will continue to vest on schedule. A more detailed description of CAP may be found in the General Discussion of the Summary Compensation Table and Grants of Plan-Based Awards Table. These rules apply to all employees who receive CAP awards, not just named executive officers. As of December 29, 2006 and as previously discussed in the Compensation Discussion and Analysis, Mr. Schneiber met the Rule of 60, and the other named executive officers met no age and years of service rule.

Each of the named executive officers will receive, after termination of employment, all or a portion of their CAP shares awarded based on their performance during employment. Set forth below is a discussion, under independent scenarios, of how these awards might be paid out under the particular circumstances of an executive's termination of employment.

Voluntary Resignation

Under CAP, if a participant meets the Rule of 75 and terminates his or her employment, the participant's stock awards will continue to vest on schedule, provided that the participant does not compete with Citigroup's business operations. In addition, if a CAP participant meets the Rule of 75 and terminates his or her employment, the participant's stock options will vest on the last day of employment and the participant will have up to two years to exercise his or her vested stock options, provided that he or she does not compete with Citigroup's business operations. None of the named executive officers of the Corporation meets the Rule of 75.

If a CAP participant meets the Rule of 60 and terminates his or her employment, the participant's basic and Supplemental CAP shares vest on schedule, provided that he or she does not compete with Citigroup's business operations and nonvested Premium shares are forfeited. In addition, if a CAP participant meets the Rule of 60 and terminates his or her employment, vesting of the participant's stock options will stop on his or her last day of employment and the participant will have up to two years to exercise his or her vested stock options. Accordingly, if Mr. Schneiber, who meets the Rule of 60, had resigned on December 29, 2006, all his nonvested stock options shown in the Outstanding Awards at Fiscal Year-End Table would have been forfeited, but 6,794 shares of his nonvested stock awards would continue to vest on schedule.

If a CAP participant voluntarily terminates his or her employment and does not meet any of the age and years of service requirements, the participant's nonvested stock awards and stock options will be forfeited on his or her last day of employment. As of December 29, 2006, none of the named executive officers, except Mr. Schneiber, met any of the age and years of service rules under CAP, so all of their nonvested awards disclosed in the Outstanding Awards at Fiscal Year-End Table would be forfeited.

No executive is entitled to a grant of an additional equity award in connection with his or her voluntary resignation.

Involuntary Termination other than for Gross Misconduct

Under CAP, if a participant's employment is involuntarily terminated other than for gross misconduct and the participant meets the Rule of 75, the participant's stock awards will continue to vest on schedule. In addition, if a CAP participant's employment is involuntarily terminated other than for gross misconduct and the participant meets the Rule of 75; the participant's stock options will vest on his or her last day of employment and the participant will have up to two years to exercise his or her vested stock options. As stated above, none of the Corporation's named executive officers meets the Rule of 75.

If a participant does not meet the Rule of 75 under CAP, but meets the Rule of 60 at the time his or her employment is terminated other than for gross misconduct, the participant's basic and Supplemental CAP shares and a pro-rated portion of his or her Premium CAP shares will continue to vest on schedule. In addition, if a CAP participant meets the Rule of 60 at the time his or her employment is terminated other than for gross misconduct, the vesting of the participant's stock options will stop on his or her last day of employment and the participant will have up to two years to exercise his or her vested stock options. As stated above, Mr. Schneiber meets the Rule of 60. If Mr. Schneiber's employment had terminated on December 29, 2006, on account of his involuntary termination of employment other than for gross misconduct, all of his nonvested stock option shown in the Outstanding Awards at Fiscal Year-End Table would have been forfeited, but 8,074 shares of his nonvested stock awards would have vested or would have continue to vest on schedule.

If a CAP participant's employment is involuntarily terminated other than for gross misconduct and he or she does not meet an age and years of service rule, the vesting of the participant's stock options will stop on his or her last day of employment and participant will have up to a maximum of 90 days to exercise his or her vested stock options (depending upon the terms of the options, the period may be shorter). As stated above, none of the named executive officers, except Mr. Schneiber, meets any of the age and years of service rules under CAP. Accordingly, all of their nonvested stock options shown in the Outstanding Awards at Fiscal Year-End Table would have been forfeited, but their Core and Supplemental CAP shares and a pro-rated portion of their Premium CAP shares would have vested.

No executive is entitled to a grant of an additional equity award in connection with his or her involuntary termination other than for gross misconduct.

Termination for Gross Misconduct

Under CAP, if a participant's employment is terminated for gross misconduct, his or her equity awards will be cancelled on his or her termination date. Thus, if a named executive officer's employment had been terminated on December 29, 2006 for gross misconduct, the applicable equity awards would have been cancelled on that date.

Death or Disability

If a CAP participant's employment terminates on account of death or disability, the participant's stock awards will vest immediately and will be distributed to the participant (or his or her estate).

Upon a CAP participant's termination of employment on account of death or disability, the participant's nonvested stock options will vest and the participant (or his or her estate) will have up to two years to exercise his or her stock options. All of the nonvested stock options and stock awards shown in the Outstanding Awards at Fiscal Year-End Table for each named executive officer would vest.

No executive is entitled to a grant of an additional equity award in connection with his or her termination of employment on account of death or disability.

Change in Control

Equity awards are made in accordance with the terms of Citigroup's stockholder approved equity plans. Citigroup's equity plans provide that in the event of a change in control of Citigroup, as defined in the equity plans, the Personnel and Compensation Committee, may, in its discretion, accelerate, purchase, adjust, modify or terminate all awards made under the equity plans, including but not limited to, CAP awards. This Committee may also, in its discretion, cause awards made under the equity plans to be assumed by the surviving corporation in a corporate transaction. Accordingly, it is possible that all of the nonvested stock options and stock awards shown in the Outstanding Awards at Fiscal Year-End Table could vest in connection with a change in control of the Corporation or Citigroup.

Employment Agreements

There are no other contracts, agreements or other arrangements with the named executive officers that provide for payments or benefits in connection with a termination of employment or a change in control of the Corporation or Citigroup that are not generally available to all salaried employees.

PROPOSAL 2: STOCKHOLDER RATIFICATION OF INDEPENDENT AUDITORS

The Audit Committee has selected KPMG LLP as the independent auditors of the Corporation for 2007. The appointment of this firm is proposed by the Audit Committee based, in part, on KPMG's review of and familiarity with the Corporation's business as part of its audit of Citigroup. KPMG has served as the independent auditor for the Corporation since it commenced operations in 1992, for Citibank, N.A. since 1964, for Citicorp since it commenced operations in 1968 and for Citigroup and its predecessors since 1969.

Representatives of KPMG are expected to be present at the Annual Meeting with the opportunity to make a statement and to be available to respond to questions regarding these or any other appropriate matters. Adoption of this proposal requires the affirmative vote of the holders of a majority of the votes cast at the Annual Meeting.

The Board of Directors recommends a vote FOR this proposal.

Disclosure of Auditor Fees

The following is a description of the fees billed to the Corporation by KPMG during the years ended December 31, 2005 and December 31, 2006:

Audit Fees: Audit fees include fees paid by the Corporation to KPMG in connection with the annual audit of the Corporation's financial statements and KPMG's review of the Corporation's interim financial statements. Audit fees also include fees for services performed by KPMG that are closely related to the audit and in many cases could only be provided by our independent auditors. The aggregate fees billed to the Corporation by KPMG for audit services rendered to the Corporation for the years ended December 31, 2005 and December 31, 2006 totaled approximately $670,800 and $1,150,000, respectively. The increase was primarily due to timing of the billings related to the 2005 audit cycle.

Audit-Related Fees. Audit-related services include internal control reviews not required by regulators, accounting policy compliance, securitization due diligence and related attestation services. The aggregate fees billed to the Corporation by KPMG for audit-related services rendered to the Corporation for the years ended December 31, 2005 and December 31, 2006 totaled approximately $985,500 and $1,478,000, respectively. The increase in audit related fees from 2005 to 2006 was due primarily to securitization related due diligence and associated compliance work.

Tax Fees: There were no fees paid or payable to the firm relating to tax services during 2005 or 2006.

All Other Fees: No fees (other than those described above) were billed to the Corporation by KPMG for other services rendered to the Corporation during the years ended December 31, 2005 and 2006.

The Corporation adopted a policy, effective January 1, 2003, prohibiting the engagement of its primary independent auditors for non-audit services, unless such services are individually approved by the Corporation's Audit Committee. The Corporation has not engaged KPMG for any non-audit services other than those permitted under its policy.

Approval of Independent Auditor Services and Fees

The Corporation's Audit Committee has reviewed and approved all fees charged by the Corporation's independent auditors, and actively monitored the relationship between audit and non-audit services provided. The Audit Committee has concluded that the provision of services by KPMG was consistent with the maintenance of the external auditors' independence in the conduct of its auditing functions. Effective January 1, 2003, the Corporation adopted a policy that it would no longer engage its primary independent auditors for non-audit services other than "audit-related services," as defined by the SEC, certain tax services, and other permissible non-audit services as specifically approved by the chair of the Audit Committee and presented to the full committee at its next regular meeting. The policy also includes limitations on the hiring of KPMG partners and other professionals to ensure that we satisfy the SEC auditor independence rules.

Under the policy approved by the Audit Committee, the Audit Committee must pre-approve all services provided by the Corporation's independent auditors and fees charged. The Audit Committee will consider annually the provision of audit services and, if appropriate, pre-approve certain defined audit fees, audit-related fees, tax fees and other fees with specific dollar value limits for each category of service. During the year, the Audit Committee will periodically monitor the levels of KPMG fees against the pre-approved limits. The Audit Committee will also consider on a case-by-case basis and, if appropriate, approve specific engagements that are not otherwise pre-approved. Any proposed engagement that does not fit within the definition of a pre-approved service may be presented to the chair of the Audit Committee for approval and to the full Audit Committee at its next regular meeting.

Administration of the policy is centralized within, and monitored by, the Corporation's senior corporate financial management, which reports throughout the year to the Audit Committee.

OTHER MATTERS

The Corporation will bear the cost of solicitation of proxies. Proxies may be solicited by mail, personal interview or telephone. Directors, officers and regular employees of the Corporation may solicit proxies by such methods without additional compensation. Banks, brokerage houses and other institutions, nominees and fiduciaries will be requested to forward the soliciting material to their principals and to obtain authorizations for the execution of proxy cards and will, upon request, be reimbursed for reasonable expenses incurred. Employees of Georgeson & Co. Inc. will also solicit proxies at a fee of approximately $20,000 plus out-of-pocket expenses.

As of the date of this Proxy Statement, the Corporation does not intend to present and has not been informed that any other person intends to present any business not specified in this Proxy Statement for action at the meeting. If any other matters come before the meeting, proxies will be voted on such matters in accordance with the judgment of the person or persons authorized to vote the proxies.

Only stockholders of record at the close of business (5:00 p.m., Eastern Time) on March 23, 2007, will be entitled to notice of and to vote at the Annual Meeting. Stockholders are urged to sign the enclosed proxy card, solicited on behalf of the Board, and to return it promptly in the enclosed envelope. Proxies will be voted in accordance with stockholders' directions. Signing the proxy card does not affect a stockholder's right to vote in person at the meeting, and the proxy may be revoked prior to its exercise by sending in a new proxy card with a later date, or sending a written notice of revocation to the Corporation's Investor Relations Office at the address set forth below, prior to the convening of the meeting. If a stockholder attends the Annual Meeting in person, the stockholder may request that a previously submitted proxy not be used. If no directions are given, proxies will be voted for the election of directors and for the approval of the selection of independent auditors. On these matters, abstentions and broker non-votes are not considered votes cast.

Citibank, N.A., an indirect wholly owned subsidiary of Citigroup, which exercises sole voting power over a majority of the outstanding shares of the Corporation's common stock, has advised the Corporation that it intends to vote all such shares in favor of the election of the nominees named herein and the ratification of the Corporation's independent auditors. Because of the voting power of Citibank, N.A., the nominees are assured election and the ratification of independent auditors is assured passage.

Copies of the Corporation's Annual Report to Stockholders and Form 10-K may be obtained without charge by writing to the Corporation's Investor Relations Office, c/o The Student Loan Corporation, 750 Washington Blvd., 9th Floor, Stamford, CT 06901, or by telephone request to 203-975-6320.

SUBMISSION OF STOCKHOLDER PROPOSALS FOR INCLUSION IN THE STUDENT LOAN CORPORATION'S 2008PROXY STATEMENT

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, the Corporation will accept proposals of stockholders for possible inclusion in the Corporation's 2008 Proxy Statement through the close of business on December 4, 2007.

Any proposal or nomination for director that a stockholder wishes to propose for consideration at the 2008 annual meeting of stockholders, but does not seek to include in the Corporation's proxy statement under the applicable SEC rules, must be submitted in accordance with the Corporation's Bylaws, and must be received at the Corporation's principal executive offices no earlier than February 4, 2008, and no later than March 4, 2008. Any such proposal must be an appropriate subject for a stockholder action under applicable law and must otherwise comply with the Corporation's By-Laws and must be submitted in writing to the Corporation's Investor Relations Office c/o The Student Loan Corporation, 750 Washington Blvd., 9th Floor, Stamford, CT 06901, or by telephone request to 203-975-6320.

ANNEX A

THE STUDENT LOAN CORPORATION

CORPORATE GOVERNANCE GUIDELINES

As of March 22, 2007

Mission

The Student Loan Corporation (the "Corporation") aspires to the highest standards of ethical conduct; reporting results with accuracy and transparency; and maintaining full compliance with the laws, rules and regulations that govern the Corporation's business.

Board of Directors

The Board of Directors' primary responsibility is to provide effective oversight of the Corporation's business and affairs, including building long-term value for the Corporation's stockholders and balancing the interests of its other constituencies, including the educational institutions that the Corporation works with, its customers and employees. In all actions taken by the Board, the Directors are expected to exercise their sound business judgment in what they reasonably believe to be in the best interests of the Corporation. In discharging that obligation, absent evidence to the contrary, Directors may rely on the honesty and integrity of the Corporation's senior executives and its outside advisors and auditors.

Number and Selection of Board Members

The Board has the authority under the by-laws to set the number of Directors, with the flexibility to increase the number of Directors in order to accommodate the availability of an outstanding candidate or the Board's changing needs and circumstances. Independent Directors (as defined herein) shall be recommended to the Board of Directors by the Chairman for approval, after consultation by the Chairman with the Compensation Committee. All other Directors may be nominated from time to time by the majority shareholder of the Corporation and be recommended to the Board of Directors for approval.

Independence of Directors

At least three of the members of the Board must be independent, such members being referred to herein as "Independent Directors." The Corporation is not required to have a majority of Independent Directors since 80% of its shares of stock are held by its affiliate, Citibank, N.A. A non-employee Director shall qualify as independent for purposes of service on the Board of the Corporation and its committees only if the Board has determined that the Director has no material relationship with the Corporation or its affiliates or subsidiaries. The Board has adopted the categorical standards set forth in the attached Exhibit "A" to assist the Board in making independence determinations.

Qualifications for Director Candidates

The Chairman of the Board reviews the qualifications of potential director candidates and makes recommendations to the whole Board, after consultation by the Chairman with the Compensation Committee. The factors considered by the Board in its review of potential candidates include:

- Whether the candidate has exhibited behavior that indicates he or she is committed to the highest ethical standards.

- Whether the candidate has had broad business, governmental, non-profit or professional experience that indicates that the candidate will be able to make a significant and immediate contribution to the Board's discussion and decision-making.
- Whether the candidate has special skills, expertise and background that adds to and complements the range of skills, expertise and background of the existing directors.
- Whether the candidate has had a successful career that demonstrates the ability to make the kind of important and sensitive judgments that the Board is called upon to make.
- Whether the candidate will effectively, consistently and appropriately take into account and balance the legitimate interests and concerns of the Corporation's stockholders and our other stakeholders in reaching decisions.
- Whether the candidate will be able to devote sufficient time and energy to the performance of his or her duties as a director.

Application of these factors involves the exercise of judgment by the Board and cannot be measured in any mathematical or routine way.

Additional Board Service

The number of other public company boards on which a Director may serve shall be subject to a case-by-case review by the Board, in order to ensure that each Director is able to devote sufficient time to the performance of his or her duties as a Director. Members of the Audit Committee may not serve on more than three public company audit committees, including the Audit Committee of the Corporation.

Interlocking Directorates

No executive officer of the Corporation shall serve as a director of a Corporation where an outside Director of the Corporation is an executive officer.

Retirement from the Board

Directors appointed to the Board may serve on the Board until the Annual Meeting of the Corporation next following their 72nd birthday, and may not be re-elected after reaching age 72, unless this requirement has been waived by the Board. This provision shall not be applicable to any Director who has been appointed to serve one or more terms as a member of the Board of the Directors prior to July 1, 2002.

Change in Status or Responsibilities

A Director, who is an employee of the Corporation, or its affiliate or subsidiary, shall submit a notice of resignation in the event that he or she ceases to be employed by any of such entities. The effective date of any such resignation shall be the earlier of (i) the last day of such employment, or (ii) such other date specified in a notice to the Corporation. In the event that such director fails to submit a timely notice to the Corporation, confirmation of termination of employment obtained from any such entity shall constitute a notice as provided in the By-Laws. Any Director who fails to attend at least 75% of the meetings of the Board and the committees on which they serve for a period of two consecutive years shall also resign from the Board at the Annual Meeting of Stockholders next following such occurrence.

The Board shall reserve the discretion to evaluate the facts and circumstances, and determine whether it is in the best interests of the Corporation and its stockholders that a director impacted by the above-mentioned policies not resign from the Board.

Evaluation of Board Performance/Term Limits

The Chairman of the Board, in consultation with the other Directors, shall conduct an annual review of Board performance and Board committee performance. This review shall include an overview of the talent base of the Board as a whole as well as an individual assessment of each Director's skills, areas of expertise, qualification as independent under the NYSE corporate governance rules and any other applicable laws, rules and regulations, consideration of any changes in a Director's responsibilities that may have occurred since the Director was first elected to the Board, and such other factors as may be determined to be appropriate for review. Each Committee shall conduct an annual evaluation of its own performance as provided in its charter. The results of the review of Board and Committee evaluations shall be summarized and presented to the Board. The Corporation has not adopted term limits for Directors.

Attendance at Meetings

Directors are expected to attend the Corporation's Annual Meeting of Stockholders, Board meetings and meetings of committees on which they serve, and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities. Information and materials that are important to the Board's understanding of the business to be conducted at a Board or committee meeting should, to the extent practicable, be distributed to the Directors prior to the meeting, in order to provide time for review. The Chairman shall establish a calendar of standard agenda items to be discussed at each meeting scheduled to be held over the course of the ensuing year, and shall also establish the agenda for each Board meeting. Each Board member is free to suggest items for inclusion on the agenda or to raise subjects that are not on the agenda for that meeting. The non-management directors shall meet in executive session at each meeting without the Chief Executive Officer or any other officers of the Corporation present. The responsibility for presiding at the executive sessions shall be rotated from meeting to meeting among the Chairs of the Audit and Compensation Committees. The rotational nature of this responsibility shall be disclosed in the Corporation's annual proxy statement.

Annual Strategic Review

The Board shall review the Corporation's strategic plans and the principal issues that it expects the Corporation may face in the future during at least one Board meeting each year.

Communications

The Board believes that the senior management speaks for the Corporation. Individual Board members may, from time to time, meet or otherwise communicate with various constituencies that are involved with the Corporation, subject, however, to receipt of prior approval from a majority of Board members.

Board Committees

The standing committees of the Board are the Audit Committee and the Compensation Committee. All members of these committees shall meet the independence criteria, as determined by the Board, set forth in the NYSE listing standards, and any other applicable laws, rules or regulations regarding independence. The members of the Audit Committee and Compensation Committee, and the Chairs of such Committees, shall be appointed by the Board on the recommendation of the Chairman of the Board, and may be removed by the Board. Committee Chairs and members shall be rotated at the recommendation of the Chairman of the Board.

Each committee shall have its own written charter which shall comply with the applicable NYSE corporate governance rules, and other applicable laws, rules and regulations. The charters shall set forth the mission and responsibilities of the committees as well as qualifications for committee membership, procedures for committee member appointment and removal, committee structure and operations and reporting to the Board. The Audit Committee charter and the Compensation Committee charter shall be approved and adopted by the Board.

The Chair of each committee, in consultation with the committee members, shall determine the frequency and length of the committee meetings consistent with any requirements set forth in the committee's charter. The Chair of each committee, in consultation with the appropriate members of the committee and senior management, shall develop the committee's agenda. At the beginning of the year each committee shall establish a schedule of major topics to be discussed during the year (to the degree these can be foreseen). The agenda for each committee meeting shall be furnished to all Directors in advance of the meeting, and each independent director may attend any meeting of any committee, upon the consent of such committee, even though he or she may not be a member of that committee.

The Board and each committee shall have the power to hire and fire independent legal, financial or other advisors, as they may deem necessary for Board purposes or for any committee purpose, without consulting or obtaining the approval of senior management of the Corporation in advance; however, each committee must provide notice to the Chairman of the Board of any retained services.

The Board may establish or maintain additional committees as necessary or appropriate.

Director Access to Senior Management

Directors shall have full and free access to senior management and other employees of the Corporation. Any meetings or contacts that a Director wishes to initiate may be arranged through the Chief Executive Officer or the Secretary or directly by the Director. The Board welcomes regular attendance at each Board meeting by senior management of the Corporation identified by the Chief Executive Officer. If the Chief Executive Officer wishes to have additional Corporation personnel attend meetings on a regular basis, this suggestion should be brought to the Board for approval.

Director Compensation

The form and amount of director compensation is determined by the Board based upon the recommendation of the Chairman of the Board. This recommendation shall be based on a biannual review of director compensation of companies of similar size and market capitalization. Directors who are employees of the Corporation or any of its subsidiaries or affiliates shall not receive any compensation for their services as Directors. Directors who are not employees of the Corporation or any of its subsidiaries or affiliates shall not enter into any consulting arrangements with the Corporation nor its competitors. Directors who serve on the Audit Committee shall not directly or indirectly receive compensation from the Corporation or any of its subsidiaries for providing accounting, consulting, legal, investment banking or financial advisory services to the Corporation.

Charitable Contributions

If an outside Director or an immediate family member of an outside Director serves as a director, trustee or executive officer of a foundation, university or other non-profit organization ("Charitable Organization") and such Charitable Organization receives contributions from the Corporation, such contributions will be reported and considered by the Board for purposes of making the independence determination with respect to the Director.

Director Orientation and Continuing Education

The Corporation shall provide an orientation program for new Directors. Attendance by new Directors at such orientation programs shall be mandatory. The Corporation shall also provide continuing education programs for all members of the Board from time to time. These programs shall include presentations by senior management on the Corporation's strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its Code of Conduct, its management structure and executive officers and its internal and independent auditors. The orientation program may also include visits to certain of the Corporation's significant facilities, to the extent practical, or to industry sales conferences. All Directors are invited to participate in the orientation and continuing education programs.

Chief Executive Officer and Senior Officer Performance

The Compensation Committee shall conduct an annual review of the Chief Executive Officer's performance, as well as the performance of all other senior officers, as set forth in its charter. The Board of Directors shall review the Compensation Committee's report in order to ensure that the Chief Executive Officer is providing the best leadership for the Corporation in the long and short term.

Succession Planning

The Compensation Committee shall make an annual report to the Board on succession planning. The Chairman shall meet periodically with the Compensation Committee in order to make available his or her recommendations and evaluations of potential successors, along with a review of any development plans recommended for such individuals. Candidates for the role of successor to the Chief Executive Officer shall be nominated by the Chairman and reviewed by the Compensation Committee prior to succession.

Code of Conduct and Code of Ethics

The Corporation has adopted a Code of Conduct, Code of Ethics for Financial Professionals and related internal policies and guidelines designed to support the mission statement set forth above and to comply with the laws, rules and regulations that govern the Corporation's business operations. The Code of Conduct applies to all employees of the Corporation, as well as to directors when engaged by or otherwise representing the Corporation and its interests. In addition, the Corporation has adopted a Code of Ethics for Financial Professionals which applies to the principal executive officers of the Corporation and all professionals serving the Corporation in a finance, accounting, treasury, tax or investor relations role. The Audit Committee shall monitor compliance with the Code of Conduct, Code of Ethics for Financial Professionals and related internal policies and guidelines.

Insider Transactions

The Corporation prohibits purchases of Corporation stock by the Corporation from employees. Directors and executive officers of the Corporation shall comply in all respects with the terms of the Corporation's Personal Trading Policy.

Stock Options

The Corporation prohibits the repricing of any stock options offered to its employees.

Transactions with Directors

To the extent transactions, including brokerage services, banking services, insurance services and other financial services, between the Corporation and any Director or family member of a Director are not otherwise specifically prohibited under these Corporate Governance Guidelines or other policies of the Corporation, such transactions shall be made in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable transactions with non-affiliates.

Loans to Directors

The Corporation shall not make any personal loans to Directors or to immediate family members of Directors. The only exceptions shall be for credit cards, charge cards and overdraft checking privileges made in the ordinary course of business of the Corporation or one of its affiliates, of a type that is generally made available to the public, and is on market terms, or terms that are no more favorable than those offered to the general public. In addition, the Corporation or one of its affiliates may provide home mortgages and home improvement loans made in the ordinary course of business, of a type that is generally made available to the public, and is on market terms, or terms that are no more favorable than those offered to the general public, to Directors who are employees of the Corporation or its affiliates.

Loans to Executive Officers

The Corporation shall not make any personal loans to executive officers, or their immediate family members, except for mortgage loans, home equity loans, consumer loans, credit cards, charge cards, overdraft checking privileges and margin loans to employees of a broker dealer subsidiary of the Corporation or one of its affiliates made in the ordinary course of business of the Corporation or one of its affiliates, of a type that is generally made available to the public, and is on market term, or terms that are no more favorable than those offered to the general public.

Investments

Neither the Corporation nor any member of senior management shall make any investment in a partnership or other privately-held entity in which a Director is a principal or in a publicly-traded company in which a Director directly owns or controls more than a 10% interest.

No Director may invest in a third party entity when the investment opportunity is made available to him or her because of such individual's status as a Director. A Director or family member of a Director may participate in investment opportunities offered or sponsored by the Corporation provided they are offered on substantially similar terms as those for comparable transactions with similarly situated non-affiliated persons.

No Director or family member of a Director shall receive an IPO allocation.

Members of senior management may not invest in partnerships or other investment opportunities sponsored, or otherwise made available, by the Corporation, unless their participation is approved in advance by the Board. Such approval shall not be required if the investment opportunity is offered to other qualified employees and investment by senior management is approved by the Board; or is offered to senior management on the same terms as those offered to qualified persons who are not employees of the Corporation. Comparable principles shall apply to Directors and their family members who may be given the opportunity to invest in an employee program.

No member of senior management may invest in a third party entity, except for investments permitted by the foregoing paragraph, when the investment opportunity is made available to him or her as a result of such individual's status as a member of senior management of the Corporation.

Indemnification

The Corporation provides reasonable directors' and officers' liability insurance for the Directors and shall indemnify the Directors to the fullest extent permitted by law and the Corporation's certificate of incorporation and by-laws.

Amendments

The Board may amend these Corporate Governance Guidelines, or grant waivers in exceptional circumstances, provided that any such modification or waiver may not be a violation of any applicable law, rule or regulation and further provided that any such modification or waiver is appropriately disclosed..

The Student Loan Corporation

Director Independence Standards and Policy on Transactions with Related Persons

Approved as of March 22, 2007

I. Director Independence Standards

An outside director shall qualify as independent for purposes of service on the Board of The Student Loan Corporation (the "Corporation") and its Committees if the Board, after taking into account all relevant facts and circumstances, has determined that the director, and any immediate family member of the director, has no material relationship with the Corporation or any of its affiliates or subsidiaries. These Director Independence Standards have been drafted to provide guidance to the Board in making independence determinations, and are intended to supplement the provisions contained in the Corporation's Corporate Governance Guidelines. A fundamental premise of the Standards is that any permitted transactions between the Corporation and a director or his/her immediate family members or their respective primary business affiliations shall be on arm's-length, market terms.

Relationships as Client

- Neither a director nor any immediate family member shall have any personal loans from the Corporation, except for credit cards, charge cards and overdraft checking privileges provided by affiliates of the Corporation in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable transactions with non-affiliated persons. In addition, affiliates of the Corporation may provide home mortgages and home improvement loans made in the ordinary course of business, of a type that is generally made available to the public, and is on market terms, or terms that are no more favorable than those offered to directors who are employees of the Corporation or its affiliates. Notwithstanding the foregoing, any extensions of credit by the Corporation or its subsidiaries to such entity or its subsidiaries must comply with applicable law, including the Sarbanes-Oxley Act of 2002, Regulation O of the Federal Reserve and FDIC guidelines.
- Any other financial services provided to a director or any member of his/her immediate family by the Corporation must be made in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with non-affiliated persons.

Advisory and Consulting Arrangements

Neither a director nor any immediate family member of a director shall:

- During any 12-month period within the last three years, have received, directly or indirectly, from the Corporation any compensatory fees or benefits in an amount greater than $100,000, other than
  (a) standard compensation arrangements applicable to non-employee directors generally; or
  (b) compensation paid to an immediate family member of a director who is a non-executive employee of the Corporation.

Business Relationships

- All payments made by the Corporation or its parent or affiliates to, and payments received by the Corporation or its affiliates from, a director's primary business affiliation or the primary business affiliation of an immediate family member of a director must be made in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable transactions with non-affiliated persons.

In addition, the aggregate amount of payments in any of the last three fiscal years by the Corporation and its affiliates to, or to the Corporation and its affiliates from, any company of which a director is an

- Information concerning potential counterparties in the transaction;
- The approximate dollar value of the transaction and the approximate dollar value of the Related Person's interest in the transaction;
- Description of any provisions or limitations imposed as a result of entering into the proposed transaction;
- Whether the proposed transaction includes any potential reputational risk issues that may arise as a result of or in connection with the proposed transaction; and
- Any other relevant information regarding the transaction.

Exempt Transactions

The Board of Directors has determined that each of the types of Transactions listed below shall not require review by the Board under this Policy.

a. *Employment of Executive Officers.* Any employment by the Corporation of an executive officer of the Corporation if:

   i. the related compensation is required to be reported in the Corporation's proxy statement under Item 402 of SEC's compensation disclosure requirements (generally applicable to "named executive officers") and such information is reported; or

   ii. the executive officer is not an immediate family member of another executive Officer or director of the Corporation and the related compensation would be reported in the Corporation's proxy statement under Item 402 of the SEC's compensation disclosure requirements if the executive officer was a "named executive officer," and the Compensation Committee of the Board approved (or recommended that the Board approve) such compensation.

b. *Director compensation.* Any compensation paid to a member of the Board if the related compensation is required to be reported in the Corporation's proxy statement under Item 402 of the SEC's compensation disclosure requirements.

c. *Certain transactions with other companies.* Any transaction with another company at which a Related Person's only relationship is as (i) an employee, (ii) a beneficial owner of less than 10% of that company's outstanding equity, or (iii) in the case of partnerships, a limited partner, if the aggregate amount involved does not exceed the greater of $1,000,000 or 2 percent of that company's total annual revenues.

d. *Ordinary course transactions.*

- Loans made or maintained by the Corporation to a Related Person or its primary business affiliation, if the loan: (a) is made in the ordinary course of business of the Corporation, is of a type that is generally made available to the general public, and is on market terms, or terms that are no more favorable than those offered to the general public; (b) complies with applicable law, including the Sarbanes-Oxley Act of 2002; and (c) when made does not involve more than the normal risk of collectibility or present other unfavorable features.
- All business relationships, including brokerage, deposit, insurance and other services, between the Corporation and a Related Person or its primary business affiliation, that are made in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable transactions with non-affiliated persons.

e. *Interaffiliate Transactions.* Any transactions between the Corporation and its affiliates that are subject to the Interaffiliate Transactions Approval Policy.

f. *Certain charitable contributions.* Any charitable contribution, grant or endowment by the Corporation to a charitable organization, foundation or university where a Related Person is an employee, if the aggregate amount involved does not exceed the lesser of $1,000,000 or 2 percent of the charitable organization's total annual receipts.

g. *Transactions where all shareholders receive proportional benefits.* Any transaction where the Related Person's interest arises solely from the ownership of the Corporation's common stock and all holders of the Corporation's common stock received the same benefit on a pro rata basis (*e.g.*, dividends).

h. *Transactions involving competitive bids.* Any transaction involving a Related Person where the rates or charges involved are determined by competitive bids.

i. *Regulated transactions.* Any transaction with a Related Person involving the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority.

j. *Certain banking-related services.* Any transaction with a Related Person involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services.

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ANNEX B

THE STUDENT LOAN CORPORATION

AUDIT COMMITTEE CHARTER

As of April 12, 2004

Mission

The Audit Committee of The Student Loan Corporation ("SLC") is a standing committee of the Board of Directors ("Board"). The purpose of the Committee is to assist the Board in fulfilling its oversight responsibility relating to (i) the integrity of SLC's financial statements and financial reporting process and SLC's systems of internal accounting and financial controls; (ii) the performance of the internal audit function—Audit and Risk Review (ARR); (iii) the annual independent audit of SLC's financial statements, the engagement of the independent auditors and the evaluation of the independent auditors' qualifications, independence and performance; (iv) policy standards and guidelines for risk assessment and risk management; (v) the compliance by SLC with legal and regulatory requirements, including SLC's disclosure controls and procedures; and (vi) the fulfillment of the other responsibilities set out herein. The Committee shall also prepare the report of the Committee required by the rules of the Securities and Exchange Commission to be included in SLC's annual proxy statement.

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that SLC's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the independent auditors.

Membership

The Audit Committee shall be comprised of at least three members of the Board, and the members shall meet the independence, experience, and expertise requirements of the New York Stock Exchange and other applicable laws and regulations (including the Sarbanes-Oxley Act of 2002).

At least one member of the Audit Committee will be a financial expert as defined by the Securities and Exchange Commission.

The members of the Audit Committee and the Audit Committee Chair shall be appointed by the Board on the recommendation of the Chairman of the Board. Audit Committee members may be replaced by the Board with new members, provided such new members satisfy the membership requirements. The Committee Chair shall be rotated periodically, at the recommendation of the Chairman of the Board.

Authority

The Audit Committee shall have the sole authority to select, evaluate, appoint, and replace the independent auditors (subject to stockholder ratification) and shall approve in advance all audit engagement fees and terms and all audit-related, tax and other engagements with the independent auditors. The Audit Committee shall consult with management, but shall not delegate these responsibilities.

The Audit Committee shall have the authority, to the extent it deems necessary or appropriate, to retain special legal, accounting, or other consultants to advise the Committee. SLC shall provide funding, as determined by the Audit Committee, for payment of compensation to the independent auditors, any advisors employed by the Audit Committee and ordinary administrative expenses of the Committee.

Duties and Responsibilities

The Committee shall have the following duties and responsibilities:

Meetings and Access

- Meet as often as it determines, but not less frequently than quarterly.
- Meet separately, periodically, with management, internal auditors, and independent auditors.
- Regularly report to the Board on the Committee's activities.
- Annually review and evaluate its own performance.
- Review and assess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

Financial Statement and Disclosure Matters

- Review and discuss with management and the independent auditors the annual audited financial statements, including disclosures made in "Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A)," and recommend to the Board whether the audited financial statements should be included in SLC's Form 10-K.
- Review and discuss with management and the independent auditors SLC's quarterly financial statements, prior to the filing of its Form 10-Q, including disclosures made in MD&A and the results of the independent auditors' reviews of the quarterly financial statements.
- Discuss generally SLC's earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies. The Committee need not discuss in advance each earnings release or each instance in which SLC may provide earnings guidance.
- Receive a disclosure from the Chief Executive Officer and Chief Financial Officer during their certification process for the 10-K and 10-Q's about (1) any significant deficiencies in design or operation of internal controls or material weaknesses therein and (2) any fraud, whether or not material, involving management or other employees who have a significant role in SLC's internal controls.
- Receive and discuss reports from management on an annual and/or as needed basis.
- Review and discuss periodically reports from the independent auditors on, among other things, certain:
  - (a) Critical accounting policies and practices to be used;
  - (b) Alternative treatments of financial information within generally accepted accounting principles;
  - (c) Other material written communications between the independent auditors and management, such as any management letter and SLC's response to such letter or schedule of unadjusted differences; and
  - (d) Difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, any significant disagreements with management, and communications between the audit team and the audit firm's national office with respect to difficult auditing or accounting issues presented by the engagement.
- Review and discuss with management and the independent auditors, at least annually:
  - (a) Developments and issues with respect to reserves.
  - (b) Regulatory and accounting initiatives, as well as off-balance sheet structures, and their effect on SLC's financial statements; and

(c) Accounting policies used in the preparation of SLC's financial statements (specifically those policies for which management is required to exercise discretion or judgment regarding the implementation thereof).

- Review with management its evaluation of SLC's internal control structure and procedures for financial reporting and review periodically, but in no event less frequently than quarterly, management's conclusions about the efficacy of such internal controls and procedures, including any significant deficiencies in, or material non-compliance with such controls and procedures.
- Annually review and discuss with management and the independent auditors (1) management's assessment of the effectiveness of SLC's internal control structure and procedures for financial reporting, and (2) the independent auditors' attestation to, and report on, management's control assessment, each as required under Section 404 of the Sarbanes-Oxley Act of 2002.
- Discuss with management SLC's major credit, market, liquidity and operational risk exposures and the steps management has taken to monitor and control such exposures, including SLC's risk assessment and risk management policies.
- Establish procedures for the receipt, retention, and treatment of complaints received by SLC regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of SLC of concerns regarding questionable accounting or auditing matters.

Oversight of SLC's Relationship with the Independent Auditors

- Receive and discuss a report from the independent auditors at least annually regarding:

(a) The independent auditors' internal quality-control procedures;

(b) Any material issues raised by the most recent quality-control review, or peer review (if applicable), of the independent auditors, or by any inquiry or investigation by governmental professional authorities within the preceding five years respecting one or more independent audits carried out by the independent auditors;

(c) Any steps taken to deal with any such issues;

(d) All relationships between the independent auditors and SLC, in order to assess the independent auditors' independence; and

(e) Key staffing and lead audit partner rotation plans.

- Approve guidelines for the retention of the independent auditors for any non-audit services and determine procedures for the approval of audit and non-audit services in advance. In accordance with such procedures, the Committee shall approve in advance any audit or non-audit services provided to SLC by the independent auditors, all as required by applicable law or listing standards. Preapproval authority may be delegated to one or more members of the Committee.
- Review and discuss the scope and plan of the independent audit.
- Evaluate the qualifications, performance and independence of the independent auditors, including whether the provision of non-audit services is compatible with maintaining the auditors' independence, and taking into account the opinions of management and ARR. This shall include a review and discussion of the annual communication as to independence delivered by the independent auditors (Independence Standards Board Standard No. 1—"Independence Discussions with Audit Committees.") The Committee shall present its conclusions to the Board, and if so determined by the Committee, recommend that the Board take additional action to satisfy itself of the qualifications, performance and independence of the auditors.
- Recommend to the Board policies for SLC's hiring of employees or former employees of the independent auditors.

Oversight of Audit and Risk Review (ARR)

- Review and approve the appointment and replacement of the Chief Auditor who shall report directly to the Committee.
- Review and discuss the ARR findings that have been reported to management, management's responses, and the progress of the related corrective action plans.
- Review and evaluate the adequacy of the work performed by the Chief Auditor and ARR, and ensure that ARR is independent and has adequate resources to fulfill its duties, including implementation of the annual audit plan.

Compliance Oversight Responsibilities

- Review periodically with management, including the General Counsel, and the independent auditors any correspondence with, or other action by, regulators or governmental agencies, any material legal affairs of SLC and SLC's compliance with applicable law and listing standards.
- Review and discuss the report of the Chief Auditor regarding the expenses of, the perquisites paid to, and the conflicts of interest, if any, of members of SLC's senior management.
- Receive and discuss reports from management on an annual and/or as needed basis relating to: compliance at SLC (including anti-money laundering, regulatory and fiduciary compliance); significant reported ethics violations; compliance with FDICIA internal control and compliance reporting requirements; business resumption and contingency planning; tax developments and issues; fraud and operating losses; technology and information security; and SLC's insurance.

THE STUDENT LOAN CORPORATION

COMPENSATION COMMITTEE CHARTER

as of April 12, 2004

Mission

The Compensation Committee (the "Committee") is responsible for reviewing and recommending to the Board the compensation structure for senior management, in accordance with guidelines established by the Committee from time to time. The Committee will produce an annual report on executive compensation for inclusion in the Corporation's proxy statement. Further, the committee approves broad-based and special compensation plans across the Corporation.

Additionally, the Committee will regularly review the Corporation's management resources, succession planning and development activities, as well as the performance of senior management.

Membership

The Committee shall consist of at least three members of the Board of Directors each of whom shall (a) meet the independence requirements of the new York Stock Exchange corporate governance rules and all other applicable laws, rules and regulations governing independence, as determined by the Board; (b) qualify as "non-employee directors" as defined under Section 16 of the Securities Exchange Act; and (c) qualify as "outside directors" under Section 162 (m) of the Internal Revenue Code.

The members of the Compensation Committee and the Compensation Committee Chair shall be appointed by the Board at the recommendation of the Chairman of the Board, and may be removed by the Board.

Duties and Responsibilities

The Committee shall have the following duties and responsibilities:

- Annually review and approve, for the Chief Executive Officer and senior management of the Corporation, base salary, incentive compensation and long-term incentive compensation, such as stock options.
- Annually review and approve corporate goals and objectives relevant to Chief Executive Officer and senior management compensation, evaluate performance in light of these goals and objectives, and recommend to the Board the Chief Executive Officer's and senior managers' compensation based on this evaluation. In determining the compensation of the Chief Executive Officer and senior managers, the Committee will consider the Corporation's performance, the value of similar incentive awards to officers at comparable companies and the compensation packages given to senior managers in past years.
- In consultation with and based upon the advice of outside counsel, monitor the disclosure and prepare an annual report on executive compensation for inclusion in the Corporation's proxy statement.
- Review executive officer compensation for compliance with Section 16 of the Securities Exchange Act and Section 162(m) of the Internal Revenue Code, as each may be amended from time to time, and any other applicable laws, rules and regulations.
- In consultation with the Chief Executive Officer and Chairman of the Board, conduct a talent and performance review of key senior management members in order to identify opportunities, performance gaps and next steps as part of the Committee's executive succession planning and development process. The purpose of this review is to ensure that future leaders of the Corporation are identified and developed as appropriate. The Committee shall report at least once a year to the Board on the Committee's executive succession planning process.

- In consultation with the Board and the Chief Executive Officer, as part of its executive succession planning process, review and evaluate potential successors to the Chief Executive Officer. The Committee will provide an annual report to the Board on CEO succession.
- Annually review employee compensation strategies, benefits and equity programs.
- Review and approve senior management agreements, severance arrangements and change in control agreements and provisions when, and if appropriate, as well as any special supplemental benefits.
- Annually review the Corporation's progress in meeting diversity goals with respect to the employee population.
- Periodically assess the adequacy of its charter and recommend changes to the Board as needed.
- Regularly report to the Board on the Committee's activities and report annually on assessment of the Committee performance and suggestions for improvement, at the Committee and Board level.
- Obtain advice and assistance, as needed, from internal or external legal, accounting, search firms or other advisors, including the retention, termination and negotiation of terms and conditions of the assignment.
- Review and evaluate candidates for independent directors of the Board, as requested by the Chairman of the Board from time to time.
- Perform any other duties or responsibilities expressly delegated to the Committee by the Board from time to time.

Financial Highlights

YEARS ENDED DECEMBER

(Dollars in Millions, Except Per Share Amounts)	2006	2005	2004	2003	2002
STATEMENT OF INCOME DATA					
NET INTEREST INCOME	**$ 412**	$ 493	$ 561	$ 455	$ 393
EARNINGS DATA					
Basic and Diluted Earnings per Common Share	**$ 14.34**	$ 15.45	$ 14.25	$ 10.61	$ 8.77
Return on Average Equity	**19.8%**	24.8%	27.3%	24.9%	24.7%
BALANCE SHEET DATA (as of December31)					
Loans	**21,289**	25,146	24,889	23,225	20,536
OTHER					
Stafford and PLUS Loan Disbursements and CitiAssist Loan Commitments	**$ 5,526**	$ 4,853	$ 4,449	$ 3,821	$ 3,148
FFEL Program Consolidation Loan Volume and other FFEL Program Loan Purchases	**$ 5,446**	$ 5,976	$ 3,381	$ 2,970	$ 3,246
Year-End Closing Stock Price	**$ 207.30**	$ 209.23	$ 184.00	$ 146.00	$ 97.80

studentloan.com

The Student Loan Corporation
750 Washington Boulevard
Stamford, CT 06901
Telephone 1-203-975-6320

END